# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

For the transition period from          to          .

Commission File No. 001-33093



# LIGAND PHARMACEUTICALS INCORPORATED
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **77-0160744** |
| *(State or other jurisdiction of incorporation or organization)* | *(IRS Employer Identification No.)* |

**555 Heritage Drive, Suite 200**
**Jupiter**
**Florida**                                                                      **33458**

*(Address of Principal Executive Offices)*                                                    *(Zip Code)*

**Registrant's telephone number, including area code: (858) 550-7500**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Trading Symbol | Name of Each Exchange on Which Registered |
|---|---|---|
| **Common Stock, par value $0.001 per share** | **LGND** | **The Nasdaq Global Market** |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒     Accelerated Filer ☐     Non-accelerated Filer ☐     Smaller reporting company ☐     Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the Registrant's voting and non-voting stock held by non-affiliates was approximately $1.6 billion based on the last sales price of the Registrant's Common Stock on the Nasdaq Global Market of the Nasdaq Stock Market LLC on June 30, 2025. For purposes of this calculation, shares of Common Stock held by directors, officers and 10% stockholders known to the Registrant have been deemed to be owned by affiliates which should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Registrant or that such person is controlled by or under common control with the Registrant.

As of February 24, 2026, the Registrant had 19,941,141 shares of Common Stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Proxy Statement for the Registrant's 2026 Annual Meeting of Stockholders to be filed with the Commission within 120 days of December 31, 2025 are incorporated by reference in Part III of this Annual Report on Form 10-K. With the exception of those portions that are specifically incorporated by reference in this Annual Report on Form 10-K, such Proxy Statement shall not be deemed filed as part of this Report or incorporated by reference herein.

(THIS PAGE INTENTIONALLY LEFT BLANK)

# Table of Contents

## GLOSSARY OF TERMS AND ABBREVIATIONS

| Abbreviation | Definition |
|---|---|
| 2023 Notes | $750.0 million aggregate principal amount of 0.75% convertible senior unsecured notes due 2023 |
| 2030 Notes | $460.0 million aggregate principal amount of 0.75% convertible senior unsecured notes due 2030 |
| Acrotech | Acrotech Biopharma Inc. |
| Adalvo | Adalvo Limited |
| Agenus | Agenus Inc., Agenus Royalty Fund, LLC, and/or Agenus Holdings 2024, LLC |
| Aldeyra | Aldeyra Therapeutics, Inc. |
| Amgen | Amgen, Inc. |
| Arecor | Arecor Therapeutics plc. |
| ASC | Accounting Standards Codification |
| ASU | Accounting Standards Update |
| Baxter | Baxter International, Inc. |
| BendaRx | BendaRx Corp. |
| BeOne Medicines | BeOne Medicines I GmbH |
| BLA | Biologics license application |
| CASI | CASI Pharmaceuticals, Inc. |
| cGMP | Current Good Manufacturing Practice |
| Company | Ligand Pharmaceuticals Incorporated, including subsidiaries |
| COPD | Chronic obstructive pulmonary disease |
| Cormatrix | Cormatrix Cardiovascular, Inc. |
| Corvus | Corvus Pharmaceuticals, Inc. |
| Credit Agreement | Credit Agreement, dated as of October 12, 2023, as amended, among Ligand Pharmaceuticals Incorporated, certain of its subsidiaries, as Guarantors (as defined therein), the Lenders (as defined therein), and Citibank, N.A., as Administrative Agent, Swingline Lender and L/C Issuer |
| CVR | Contingent value right |
| CyDex | CyDex Pharmaceuticals, Inc. |
| Daiichi Sankyo | Daiichi Sankyo Company, Ltd. |
| DMF | Drug Master File |
| ESG | Environmental, Social and Governance |
| ECM | Extracellular matrix |
| Eisai | Eisai Inc. |
| Elutia | Elutia Inc. (f/k/a Aziyo Biologics, Inc.) |
| EPA | Environmental Protection Agency |
| ESPP | Employee Stock Purchase Plan, as amended and restated |
| EU | European Union |
| Exelixis | Exelixis, Inc. |
| FASB | Financial Accounting Standards Board |
| FDA | U.S. Food and Drug Administration |
| FY 2025 | The Company's fiscal year ended December 31, 2025 |
| FY 2024 | The Company's fiscal year ended December 31, 2024 |
| FY 2023 | The Company's fiscal year ended December 31, 2023 |
| GAAP | Generally accepted accounting principles in the United States |
| GCSF | Granulocyte-colony stimulating factor |
| Gilead | Gilead Sciences, Inc. |
| Hikma | Hikma Pharmaceuticals PLC |
| Hovione | Hovione FarmCiencia, S.A. |
| IND | Investigational New Drug |
| InvIOs | InvIOs Holding AG |
| IRS | Internal Revenue Service |

| | |
|---|---|
| IV | Intravenous |
| Jazz | Jazz Pharmaceuticals, Inc. |
| LeonaBio | LeonaBio, Inc. |
| Ligand | Ligand Pharmaceuticals Incorporated, including subsidiaries |
| LTP | Liver targeting prodrug |
| Marinus | Marinus Pharmaceuticals, Inc. |
| Melinta | Melinta Therapeutics, Inc. |
| Merck | Merck & Co., Inc. |
| Metabasis | Metabasis Therapeutics, Inc. |
| NDA | New Drug Application |
| NOLs | Net Operating Losses |
| Novan | Novan, Inc. (n/k/a NVN Liquidation, Inc.) |
| Novartis | Novartis AG |
| Nucorion | Nucorion Pharmaceuticals, Inc. |
| OmniAb | OmniAb Operations, Inc. (f/k/a OmniAb, Inc.) |
| Ono | Ono Pharmaceutical Co., Ltd. |
| Opthea | Opthea Limited |
| Orange Book | Publication identifying drug products approved by the FDA based on safety and effectiveness |
| Orchestra | Orchestra BioMed Holdings, Inc. |
| Orchestra BioMed | Orchestra BioMed Holdings, Inc. |
| Palvella | Palvella Therapeutics, Inc. |
| PDUFA | Prescription Drug User Fee Act |
| Pfenex | Pfenex Inc. |
| Pfizer | Pfizer, Inc. |
| Phoenix Tissue | Phoenix Tissue Repair |
| Primrose/Primrose Bio | Primrose Bio, Inc. |
| PSU | Performance stock unit |
| R&D | Research and Development |
| Recordati | Recordati Industria Chimica e Farmaceutica S.p.A |
| Revolving Credit Facility | The revolving credit facility under the Credit Agreement |
| RSU | Restricted stock unit |
| Sage | Sage Therapeutics, Inc. |
| Sanofi | Sanofi SA |
| SARM | Selective Androgen Receptor Modulator |
| SEC | Securities and Exchange Commission |
| Sedor | Sedor Pharmaceuticals LLC, (assignee of RODES, Inc.) |
| Seelos | Seelos Therapeutics, Inc. |
| Selexis | Selexis, SA |
| Sermonix | Sermonix Pharmaceuticals, LLC |
| SII | Serum Institute of India |
| SQ Innovation | SQ Innovation, Inc. |
| Sunshine Lake Pharma | Sunshine Lake Pharma Co., Ltd. |
| Takeda | Takeda Pharmaceuticals Company Limited |
| Tax Act | The Tax Cuts and Jobs Act |
| Teva | Teva Pharmaceuticals USA, Inc., Teva Pharmaceutical Industries Ltd. and Actavis, LLC, collectively |
| Travere | Travere Inc. |
| TR-Beta | Thyroid hormone receptor beta |
| Vernalis | Ligand UK Limited (f/k/a Vernalis plc) |
| Verona | Verona Pharma plc |
| Viking | Viking Therapeutics |
| Xi'an Xintong | Xi'an Xintong Pharmaceuticals Research Co. Ltd. |

# PART I

References to "Ligand Pharmaceuticals Incorporated," "Ligand," the "Company," "we," "our" and "us" include Ligand Pharmaceuticals Incorporated and our wholly-owned subsidiaries.

## Partner Information

Information regarding partnered products and programs comes from information publicly released by our partners and licensees.

## Trademarks

This Annual Report on Form 10-K includes trademarks, trade names and service marks owned by us. Ligand®, Captisol®, CyDex®, LTP®, LTP Technology®, NITRICIL™ and Zelsuvmi® are protected under applicable intellectual property laws and are our property. All other trademarks, trade names and service marks including, but not limited to Pelican Expression Technology®, PeliCRM®, Pfenex Expression Technology®, OmniAb® Kyprolis®, Evomela®, Veklury®, Livogiva®, Bonteo®, Zulresso®, Rylaze®, Vaxneuvance™, Pneumosil®, Minnebro®, Baxdela®, Nexterone®, Noxafil®, Duavee®, Filspari®, Ohtuvayre™, Qarziba® and Xepi® are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this report may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks, trade names and service marks. Use or display by us of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of, us by the trademark or trade dress owners.

**Item 1.    Business**

**Overview**

We are a biopharmaceutical royalty company focused on deploying capital and licensing technologies to acquire and create diversified royalty streams from high-value medicines. Our primary business is investing in and structuring royalty interests in mid- to late-stage development and commercial biopharmaceutical products, allowing us to generate long-duration, non-dilutive cash flows supported by a lean corporate cost structure. Capital deployment and technology licensing are the primary drivers of our long-term growth.

We partner capital through a range of transaction structures—including royalty purchases, development-stage financing arrangements, and acquisitions of companies or assets with embedded royalty rights—designed to create cash flowing royalties and produce attractive risk-adjusted returns. Our goal is to provide investors with exposure to biopharmaceutical innovation through a diversified portfolio of royalty interests while mitigating the binary risk and capital intensity traditionally associated with drug development.

In addition to our royalty investment activities, we operate two infrastructure-light, royalty-generating platform technologies, Captisol® and NITRICIL®. These technologies exemplify our platform technology investment criteria: infrastructure-light, scalable intellectual property with existing royalty streams and the potential to generate incremental royalties through partner-driven development and commercialization.

Our revenue is generated primarily from royalties on sales of products commercialized by our partners, supplemented by Captisol material sales and contract revenue from license fees and milestone payments. We partner with leading biopharmaceutical companies to leverage their capabilities in late-stage development, regulatory execution, and commercialization, while we focus on disciplined capital deployment, portfolio construction, and risk management. This also allows us to leverage our partner's asset infrastructure in sales and marketing, manufacturing and R&D to avoid high cost infrastructure ourselves.

**Strategy and Execution**

*Investment Strategy*

We are a biopharmaceutical royalty aggregator, focused on disciplined capital allocation to differentiated late-stage assets and operation of royalty-generating, infrastructure-light platform technologies. We have 12 major commercial stage royalty assets comprising the majority of our royalty revenue. We maintain a portfolio of more than 90 additional commercial and development-stage programs. In 2022, Ligand made a strategic decision to refine our strategy and focus on a more efficient, high margin, low infrastructure version of our historical model. Following the spin-off of our OmniAb antibody discovery business in November 2022 and our Pelican Expression Technology subsidiary in September 2023, and continuing through and after the carve-out of our Pelthos Therapeutics business in July 2025 in connection with the Pelthos Transaction, our focus has been to continue to expand our pipeline by aggregating royalty rights in mid- to late-stage development and commercial biopharma products, while maintaining a lean infrastructure and high-margin business.

Our business model is highly differentiated from a traditional biotechnology company in several important ways. First, we have limited infrastructure requirements, enabling us to maintain relatively high operating margins. Second, we can enable development over a broad range of therapeutic areas and can be strategic and balanced about the size of our investments to achieve a highly diversified portfolio. Third, we believe our business model significantly mitigates the high volatility and risk associated with building a business around a single or small number of assets. With this approach, we have the ability to mitigate the impact of binary clinical outcomes inherent in the biopharmaceutical industry, thereby facilitating cash flows that are more predictable. Finally, we can target the size of our investments to achieve appropriate diversification across the portfolio.

Since refocusing the business in 2022, we have built a highly experienced business and investment team to execute our strategy. There is high demand for capital and low availability of structured capital in the segment of the biopharmaceutical market in which we operate, creating significant investment opportunities for Ligand. Unlike open-market equity investing, many of our investments take place under Confidential Disclosure Agreements and similar agreements of confidentiality ("CDAs"), facilitating access to in-depth proprietary information and data. Our flexible investment structures are designed to mitigate risks and help accommodate different transaction structures in line with our partners' goals. We believe our business model is highly scalable and has significant growth potential. We have assembled a talented, long-tenured team with deep industry relationships, investment experience and industry knowledge.

Our investment opportunities are sourced through a combination of proprietary origination, deep industry relationships, and active engagement with biopharmaceutical partners. Our business development team works closely with potential counterparties under CDAs to access non-public clinical, regulatory and commercial diligence materials. This access allows us to evaluate opportunities earlier, structure transactions with greater precision, and selectively pursue investments with attractive, asymmetric risk-reward profiles. This disciplined origination process, supported by experienced professionals with deep scientific and financial expertise, enhances our ability to access differentiated royalty and financing opportunities.

From a tactical perspective, we execute our business model using four key strategies: (1) royalty purchase and other royalty monetization transactions, (2) acquisitions of companies or assets with embedded royalty rights and other special situations, (3) project finance and other development-stage financing arrangements, and (4) IP technology platform investments.

## Investment Tactics & Methods

Ligand utilizes multiple investment approaches to add late-stage programs to the portfolio

| Royalty Monetization | Project Finance | Special Situations | Platforms |
|---|---|---|---|
| Acquire existing royalties | Fund late-stage clinical trials for royalty interest | Identify companies with attractive royalty contracts and technology | Focus on infrastructure-light and leverageable platforms |
| • Inventors<br>• Universities<br>• Non-strategic assets held by companies | • Applicable in all market conditions<br>• De-risked late-stage assets<br>• Favorable time to market | Significant discounts in current equity environment<br><br>Operational team capable of cutting costs and restructuring | • **Scalable**<br>  Limited operations<br>• **Broad applicability**<br>  Large market opportunity<br>• **Enabling**<br>  Higher royalties<br>• **Commercially validated**<br>  Existing royalties |

1. With royalty monetization and other royalty monetization transactions, we purchase rights on existing royalty contracts that are owned by inventors, academic institutions or companies. There are advantages of royalty investing as a model because royalties 1) require minimal infrastructure, 2) are non-dilutable and 3) royalty flows are often protected in bankruptcy.

2. With acquisitions of companies or assets with embedded royalty rights and other special situations investing, we can acquire companies (via stock purchase, asset purchase, merger or other similar transaction) primarily as a means of accessing embedded royalty rights, partnered programs, or late-stage assets that can be monetized through royalties, rather than building and operating traditional drug development organizations. Ligand has an especially novel market position in this category as we are a team that has combined significant operating expertise with royalty investment experience. In this strategy, we acquire entire companies and then incubate, restructure and eventually hold onto the long-term royalty interests after shedding the infrastructure. Ligand's track record of doing this successfully includes:

   • Pharmacopeia acquisition, which yielded Travere's Filspari

   • Metabasis acquisition, which contributed to the creation of Viking Therapeutics

   • Vernalis acquisition, which yielded Merck's Ohtuvayre

   • Pfenex acquisition, which yielded five of our major commercial royalty programs – Capvaxive, Vaxneuvance, Rylaze, Pneumosil, and Teriparatide, as well as our equity interest in Primrose Bio

   • Novan acquisition, which yielded Zelsuvmi, our NITRICIL platform, and ultimately our equity interest in Pelthos following the completion of the Pelthos Transaction

   • Apeiron acquisition, which yielded Qarziba

3. Project finance and other development-stage financing arrangements involves the provision of development capital to fund late-stage clinical programs in return for royalty contracts that we negotiate, creating synthetic royalties on the future sales of those products.

4. Finally, with IP technology platform acquisitions, we look for platforms that are infrastructure-light with existing royalties in place while providing the potential for generating new royalties through operating those platforms. Ideal

technology IP platforms will be scalable and have broad applicability. Our Captisol and NITRICIL businesses are excellent examples of successful platform technology investments.

We have a specific set of criteria we use to assess potential investments. The first is time to cash flow, as we typically seek products that are within a few years of regulatory approval and commercialization. We prioritize investments where the path to royalty monetization is clear and capital requirements beyond our investment is accessible. Typically, this means we invest in Phase 3 assets, although we also evaluate opportunities to invest from Phase 2 to approved assets. In terms of an asset's clinical profile, we are looking for strong data supporting both efficacy and safety, and products which will ultimately deliver significant value to patients. We also look for strong market exclusivity, which can be achieved through intellectual property and/or regulatory protections. Structural alignment with our counterparty and the commercial partner is also a key criteria of the investments we make. Ultimately, we look for assets with favorable risk-reward profiles, which have above average probability of technical and regulatory success and can be commercialized effectively.


Ligand Investment Criteria
Time to Cash Flow
No more than a few years from potential approval
Clinical Differentiation
Data supports ability to address high unmet need and strong safety profile
Exclusivity
Favorable market exclusivity
Structural Alignment
Competent counterparty with structural alignment to Ligand
Risk-Reward
Superior risk-reward profile

We have a disciplined investment process that guides us through our evaluation of potential investment opportunities. The process begins with proprietary origination, leveraging a seasoned investment team with deep industry expertise and strong relationships to source high-quality opportunities. Our investment progresses through a gated diligence framework that allocates resources across preliminary assessment, term-sheet development, and confirmatory diligence. A tailored proposal is constructed to align strategic objectives with the counterparty while optimizing our return potential. The process concludes with a comprehensive financial and legal due diligence review encompassing clinical, regulatory, commercial, intellectual property, and legal domains, culminating in a unanimous approval vote by our experienced three-member Investment Committee of the board of directors prior to entering into any binding term sheet and/or definitive documentation regarding our investment opportunities.

# Our Investment Process



**Gated Diligence Approach**

Three stages to allocate time and resources:

Preliminary, Term-Sheet Enabling, & Confirmatory Diligence

01

**Proprietary Origination**

Seasoned investment team with deep industry knowledge and strong relationships

02

**Proposal**

Tailored structure to maintain alignment with counterparty and maximize returns

03

**Diligence**

Key areas of focus:

Clinical and Regulatory, CMC, Commercial, Intellectual Property, and Legal

04

05

**Investment Committee**

Three-person committee with decades of investing experience votes to approve deals

**Performance**

Since launching our more focused strategic investment approach in 2022, we have delivered meaningful and sustained revenue growth, reflecting improved execution, portfolio discipline, and an increased emphasis on high-value opportunities. This approach has strengthened our core business, enhanced operating leverage, and supported continued investment in growth initiatives. Over this period, increased market recognition of our strategy and execution has also been reflected in appreciation of our stock price. We believe our focused approach enhances the durability of our business and supports our long-term growth objectives.



# Track Record of Execution
## Since separation of OmniAb in 2022, share price appreciation of ~175%[1]

**Core Revenue[2]**

Total CAGR: 30%
Royalty CAGR: 30%

| | 2022A | 2023A | 2024A | 2025A |
|---|---|---|---|---|
| Contract Revenue | $19 | $18 | $27 | $38 |
| Captisol Sales | $16 | $28 | $31 | $40 |
| Royalties | $73 | $85 | $109 | $161 |
| **Total** | **$108** | **$131** | **$167** | **$240** |
| YoY Growth | | 21% | 27% | 43% |

■ Royalties  ■ Captisol Sales  ■ Contract Revenue

1. Figures from 11/2/2022 to 12/31/2025.
2. Excludes Covid-19 related Captisol sales in 2022 and gains associated with the sale of Pelthos to Channel Therapeutics in Q3 2025, except the Zelsuvmi out-license component, as it represents a core element of the Company's value creation strategy. See our Q4 25 earnings release for a reconciliation to the corresponding GAAP measure.

**Technologies**

Our technology platforms are evaluated and managed as long-duration royalty assets. While these technologies are scientifically differentiated, their strategic role within Ligand is to generate recurring royalty revenue and optionality for incremental royalty creation through partner-driven development, rather than to support internally operated drug development programs.

*Captisol Technology*

Captisol is our largest and most established royalty-generating technology platform. Captisol is a patent-protected, chemically modified cyclodextrin with a structure designed to optimize the solubility and stability of drugs. This unique technology has enabled 17 FDA-approved products, including Gilead's Veklury, Amgen's Kyprolis, Baxter's Nexterone, and Acrotech Biopharma's Evomela. There are many Captisol-enabled products currently in various stages of development. We maintain a broad global patent portfolio for Captisol with the latest expiration date in 2033. Other patent applications covering methods of making Captisol, if issued, extend the expiration date to 2041.

In addition to solid Captisol powder, partners may access cGMP manufactured aqueous Captisol concentrate. This product offering was established in 2017 to reduce cycle time and increase Captisol production capacity for large-volume drug products. We maintain both Type IV and Type V DMFs with the FDA. These DMFs contain manufacturing and safety information relating to Captisol that our licensees can reference when developing Captisol-enabled drugs. We also have active DMFs in Japan, China and Canada.

*NITRICIL Technology Platform*

The NITRICIL technology platform was acquired through our Novan acquisition in 2023. The platform leverages nitric oxide's naturally occurring antimicrobial and immunomodulatory properties to support the development of therapies addressing unmet medical needs across multiple therapeutic areas. NITRICIL enables "tunable" dosing through an adjustable drug release profile, allowing for proprietary formulations targeting a broad range of indications.

NITRICIL is currently leveraged in one FDA-approved product, Zelsuvmi, the first at-home FDA approved treatment for molluscum contagiosum. The platform is designed to support multiple royalty-bearing products, with Zelsuvmi representing the first commercial validation of NITRICIL's potential to generate recurring royalty revenue across additional indications over time, primarily through partner-led development and commercialization.

*HepDirect and LTP Technology Platform*

The HepDirect and LTP technology platforms are our proprietary liver-targeting prodrug technologies that can deliver many different chemical classes of drugs to the liver by using a chemical modification that renders an active pharmaceutical ingredient ("API") biologically inactive until cleaved by a liver-specific enzyme. These technologies may improve the efficacy and/or safety of certain drugs and can be applied to marketed or new drug products to treat liver diseases or diseases caused by hemostasis imbalance of circulating molecules controlled by the liver.

*Pelican Expression Technology*

The Pelican Expression Technology platform is owned and operated by Primrose Bio, in which Ligand held a 31.5% equity interest as of December 31, 2025. Ligand's economic exposure to the platform is through its equity ownership and associated royalty and licensing arrangements, rather than through direct operational involvement.

The Pelican Expression Technology platform is a validated, scalable recombinant protein expression system used by global biopharmaceutical manufacturers for the production of complex biologics. The platform is currently licensed for multiple commercial and development-stage programs.

Ligand evaluates its investment in Pelican as part of its broader capital allocation strategy, with value derived from equity appreciation, royalties, and licensing income, without requiring Ligand to deploy or maintain operating infrastructure.

**2025 Investment Highlights**

In February 2025, we entered into a royalty financing agreement with Castle Creek Biosciences, Inc., a late-stage cell and gene therapy company, to support Castle Creek's D-Fi (FCX-007) Phase 3 clinical study. D-Fi is an injectable autologous gene-modified cell therapy in development for the treatment of dystrophic epidermolysis bullosa ("DEB") a devastating, painful, and debilitating rare genetic skin disorder. Under the terms of the agreement, we have invested $50 million in exchange for a mid-single digit royalty on worldwide sales of D-Fi and a portion of a future milestone payment upon D-Fi achieving FDA approval.

Throughout 2024 and into January of 2025, we acquired additional royalties from several Ohtuvayre inventors, bringing our total Ohtuvayre royalty to 3%.

On July 31, 2025, we invested $25 million in strategic capital to fund Orchestra BioMed Holdings, Inc.'s ("Orchestra" or "Orchestra Biomed") late-stage partnered cardiology programs, consisting of a $20 million cash payment paid at closing and an additional $5 million to purchase shares of Orchestra's common stock in an equity private placement at the price of $2.75 per share (the price of Orchestra's common stock at its last public offering). Ligand also agreed to fund an additional $15 million, subject to certain conditions precedent, at the nine-month anniversary of the transaction closing date. In exchange, we received a low double-digit royalty on the first $100 million of Orchestra's annual revenues related to the AVIM and Virtue SAB programs in all indications. We will also earn a mid-single-digit royalty on Orchestra's annual revenues exceeding $100 million related to AVIM therapy in the uncontrolled hypertension and increased cardiovascular risk indication and Virtue SAB in coronary artery disease indications.We also received warrants to purchase shares of Orchestra's common stock. The transaction closed on August 4, 2025.

On September 24, 2025, we invested $7 million in strategic capital to purchase economic rights from Arecor Limited ("Arecor"), with an additional $1 million in deferred consideration payable in two equal parts at the six- and twelve-month anniversaries of the transaction closing date.

In connection with the Arecor transaction, Ligand received the economic rights in two partner programs: 1) a single-digit royalty on global net sales of AT220, an Arestat®-enhanced biosimilar product marketed by a global pharmaceutical company; and 2) potential annual technology access fees and milestones from AT292 (efdoralprin alfa/SAR447537/INBRX-101), a partnered program with Sanofi. In addition to the economic rights, Ligand received warrants to purchase 1,002,739 ordinary shares of Arecor Therapeutics Plc, exercisable over a ten-year period. We are also obligated to pay up to $3 million in contingent consideration tied to commercial milestones in the AT292 partnered program.

See *"Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3, Investment Transactions."*

**Pelthos Strategic Transaction**

In July 2025, pursuant to an Agreement and Plan of Merger dated April 17, 2025 (the "Merger Agreement"), Ligand's wholly owned subsidiary, LNHC, Inc. merged with and into CHRO Merger Sub Inc., a wholly owned subsidiary of Channel Therapeutics, and became a wholly owned subsidiary of Channel Therapeutics (the "Pelthos Transaction"). The merger was supported by $50 million in capital raised from a group of strategic investors led by Murchinson ("Investor Group"). The combined company now operates under the name Pelthos Therapeutics Inc. ("Pelthos") and trades on the NYSE American exchange under the ticker "PTHS".

Under the terms of the Merger Agreement, Channel acquired 100% of the issued and outstanding equity interests of Pelthos, and changed its name to Pelthos Therapeutics Inc. In connection with the transaction, we invested $18 million in the combined company and the Investor Group invested $32 million for a total of $50 million. As of December 31, 2025, we own approximately 48% of Pelthos' outstanding shares of common stock, and approximately 60% of Pelthos outstanding shares of Series A convertible preferred stock.

The combined company is focused on accelerating the commercialization of Pelthos' Zelsuvmi (berdazimer) topical gel, 10.3%, for the treatment of molluscum contagiosum infections ("molluscum") in adults and pediatric patients one year of age and older. In July 2025, Pelthos commercially launched Zelsuvmi, the first U.S. FDA approved at-home treatment for molluscum contagiosum. We earned a $5 million milestone payment from Pelthos following the commercial launch of Zelsuvmi. We are also entitled to a 13% royalty on worldwide sales of Zelsuvmi, and up to an additional $5 million in commercial sales milestones.

In November 2025, we invested in Pelthos' private convertible notes financing (the "Pelthos Convertible Notes Financing") to support the acquisition and re-launch of Xepi by Pelthos and for other general business purposes. Xepi is a non-fluorinated quinolone antimicrobial indicated for the topical treatment of impetigo due to Staphylococcus aureus or Streptococcus pyogenes in adult and pediatric patients two months of age and older. We are entitled to a low single-digit royalty on U.S. net sales of Xepi.

See *"Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 2, Pelthos Transaction."*

**Commercial and Clinical Stage Partnered Portfolio**

We have a large royalty portfolio including 12 major commercial-stage revenue-generating royalty assets and over 100 programs with future revenue-generating potential.

The following table provides an overview of royalty receipts on our commercial-stage revenue-generating royalty assets:

| Product | Partner | Therapeutic Area | Royalty Rate | 2025 Royalty Receipts (in millions) | Estimated 2025 Product Revenue (in millions) |
|---|---|---|---|---|---|
| Kyprolis | Amgen/Ono/Be One Medicines | Oncology | 1.5% - 3.0% | $35.5 | $1,529 |
| Qarziba | Recordati | Oncology | Tiered mid-teen | $33.7 | €159 |
| Filspari | Travere | Nephropathy | 9% | $32.0 | $355 |
| Ohtuvayre [2] | Merck | Respiratory Disease | 3% | $14.8 | $488 |
| Rylaze | Jazz | Oncology | Low single digit | $13.3 | $395 |
| Capvaxive | Merck | Infectious Disease | Low single digit | $10.1 | $752 |
| Teriparatide | Alvogen | Women's Health | 25%-40% [1] | $8.1 | $34 |
| Vaxneuvance | Merck | Infectious Disease | Low single digit | $7.4 | $801 |
| Evomela | Acrotech/CASI | Oncology | 20% | $5.9 | $30 |
| Nexterone | Baxter | Cardiovascular | Low single digit | $3.1 | $81 |
| Pneumosil | SII | Infectious Disease | Low single digit | $3.0 | $129 |
| 16 Other Products | | | | $10.0 | |
| Total Royalty Receipts | | | | $176.9 | |
| Less: Amortization of Financial Royalty Assets[3] | | | | $15.9 | |
| GAAP Income from Royalty Assets | | | | $161.0 | |

**NOTES:**

(1) We receive tiered profit sharing of 25% on quarterly profits less than $3.75 million, 35% on quarterly profits greater than $3.75 million but less than $7.5 million and 40% on quarterly profits greater than $7.5 million. If therapeutic equivalence is achieved, quarterly profit changes to 50% of quarterly profits.

(2) Ohtuvayre royalty receipts include an allocation of contractually earned milestones and royalties pertaining to financial royalty assets.

(3) Amounts represent the adjustments to the effective interest income recognized to total contractual payments recognized in the period.

**Major Commercial-Stage Royalty Receipt Generating Assets**

The following programs represent important revenue-generating components of our current portfolio. For information about the royalties owed to us for certain of these programs, see "Royalties" later in this business section.

*Kyprolis (Amgen, Ono, BeOne Medicines)*

We supply Captisol to Amgen for use with Kyprolis (carfilzomib) and granted Amgen an exclusive product-specific license under our patent rights with respect to Captisol. Kyprolis is formulated with Ligand's Captisol technology and is approved in the following:

- In combination with dexamethasone, lenalidomide plus dexamethasone, daratumumab plus dexamethasone, or daratumumab and hyaluronidase-fihj and dexamethasone, or isatuximab and dexamethasone for the treatment of patients with relapsed or refractory multiple myeloma who have received one to three lines of therapy.

- As a single agent for the treatment of patients with relapsed or refractory multiple myeloma who have received one or more lines of therapy.

Our agreement with Amgen may be terminated by either party in the event of material breach or bankruptcy, or unilaterally by Amgen with prior written notice, subject to certain surviving obligations. Absent early termination, the agreement will terminate upon expiration of the obligation to pay royalties. Under this agreement, we are entitled to receive revenue from clinical and commercial Captisol material sales and a 1.5% to 3.0% royalty on annual net sales of Kyprolis. Amgen's obligation to pay royalties does not expire until four years after the expiration of the last-to-expire patent covering Captisol. Our patents and applications relating to the Captisol component of Kyprolis are not expected to expire until at least 2033.

*Qarziba (Recordati)*

We receive royalties on Qarziba (dinutuximab beta) sales through our acquisition of Apeiron Biologics AG ("Apeiron"), announced in July 2024. Qarziba is a monoclonal antibody that is specifically directed against the carbohydrate moiety of disialoganglioside 2 (GD2), which is overexpressed on neuroblastoma cells. Dinutuximab beta was approved by the European Medicines Agency in 2017 for the treatment of high-risk neuroblastoma in patients aged 12 months and above, who have previously received induction chemotherapy and achieved at least a partial response, followed by myeloablative therapy and stem cell transplantation, as well as in patients with history of relapsed or refractory neuroblastoma, with or without residual disease. Qarziba is commercially available in more than 35 countries outside of the U.S. We receive a tiered mid-teen royalty on worldwide sales of Qarziba from Recordati and are entitled to receive over $25 million in potential milestone payments.

### Clinical Development of Qarziba

Qarziba is also in clinical development for additional territories and indications. Recordati met with the FDA mid-year in 2025 to establish a potential BLA pathway for the potential approval of Qarziba in the U.S., including data from the ongoing BEACON-2 trial in Europe. Results from the BEACON-2 trial are expected in 2028. Recordati is also currently conducting a clinical trial evaluating Qarziba + chemotherapy in GD2-positive Ewing sarcoma and has been granted orphan drug designation by the FDA.

See "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 4, Acquisitions.*"

### Filspari (Travere, CSL Vifor, Chugai)

In early 2012, we licensed the world-wide rights to Filspari (sparsentan) to Travere Therapeutics. Travere received accelerated approval in February 2023 and then full approval in September 2024 from the FDA for Filspari, for the treatment of immunoglobulin A nephropathy (IgAN). Filspari is the first non-immunosuppressive treatment indicated for IgAN. In February 2024, Travere and its partner CSL Vifor received approval for Filspari for the treatment of IgAN in Europe. Travere has also partnered with Chugai Pharmaceuticals to develop and commercialize Filspari in Japan and other Asian countries. Under our license agreement with Travere, we are entitled to receive potential milestone payments, as well as a 9% royalty on worldwide sales.

### Clinical Development of Filspari

Filspari is also in clinical development in additional territories and indications. Renalys, now Chugai, announced positive topline results from its Phase 3 clinical study of Filspari in Japanese patients with IgAN and plans to submit an NDA in Japan in 2026. Additionally, in February 2025, Travere announced completion of its Type C meeting with the FDA and in March 2025 submitted a supplemental New Drug Application (sNDA) seeking traditional approval of Filspari for focal segmental glomerulosclerosis (FSGS). The sNDA is based on existing data from the Phase 3 DUPLEX and Phase 2 DUET studies of Filspari. In January 2026, Travere announced that the FDA had extended the review of the sNDA with a new PDUFA target action date of April 13, 2026. The extension followed the submission of responses requested by the FDA to further characterize the clinical benefit of Filspari. The FDA determined that this constituted a Major Amendment to the sNDA and extended the action date accordingly. No additional information relating to the safety or manufacturing of Filspari has been requested by the FDA.

### Ohtuvayre (Merck, Nuance)

We acquired a royalty on Merck's Ohtuvayre (ensifentrine) through our acquisition of Vernalis in 2018 and acquired additional rights from Ohtuvayre inventors during the course of 2024 continuing through January 2025, bringing our royalty rate to 3% of global net sales. Verona originally developed Ohtuvayre before becoming acquired by Merck in October of 2025. Ohtuvayre is a first-in-class selective dual inhibitor of the enzymes phosphodiesterase 3 and phosphodiesterase 4 ("PDE3 and PDE4") that combines bronchodilator and non-steroidal anti-inflammatory effects in one molecule. Ohtuvayre was approved by the FDA in June 2024 for the maintenance treatment of chronic obstructive pulmonary disease ("COPD") in adult patients. Ohtuvayre is the first inhaled product with a novel mechanism of action approved for the maintenance treatment of COPD in adult patients in more than 20 years. Prior to its acquisition by Merck, Verona sublicensed the rights to develop and commercialize Ohtuvayre in Hong Kong, Macau, Taiwan, and mainland China to Nuance Pharma. In June 2025, Verona exercised its option to buy back the license granted to Nuance Pharma. Nuance Pharma has disputed the buy-back notice and requested that it be withdrawn.

### Clinical Development of Ohtuvayre

Ohtuvayre is also in clinical development for additional territories and indications. In May 2025, Nuance announced that its Phase 3 trial evaluating ensifentrine for the maintenance treatment of COPD met its primary endpoint, as well as secondary endpoints demonstrating improvement in lung function. Merck is also currently conducting Phase 2 trials for indication expansion in non-cystic fibrosis bronchiectasis, as well as a fixed-dose combination of ensifentrine + Long-Acting Muscarinic Antagonist (LAMA) for maintenance treatment of COPD.

### Rylaze (Jazz Pharmaceuticals)

In July 2021, Jazz announced the U.S. launch of Rylaze (asparaginase erwinia chrysanthemi (recombinant)-rywn), previously referred to as JZP458. Rylaze, is a recombinant erwinia asparaginase used as a component of a multi-agent chemotherapeutic regimen for the treatment of acute lymphoblastic leukemia (ALL) and lymphoblastic lymphoma (LBL) in adult and pediatric patients one month or older who have developed hypersensitivity to E. coli-derived asparaginase. In

September 2023, Jazz announced that the European Commission (EC) had granted marketing authorization for Rylaze, to be marketed as Enrylaze. Jazz began a rolling launch in the second half of 2023.

We are eligible to receive tiered low-single digit royalties based on worldwide net sales of Rylaze, Enrylaze and any products resulting from this collaboration.

### Capvaxive (Merck)

Capvaxive, a 21 valent pneumococcal vaccine, also known as V116, was approved by the FDA in June 2024 for the prevention of invasive disease caused by Streptococcus pneumoniae serotypes 3, 6A, 7F, 8, 9N, 10A, 11A, 12F, 15A, 15C, 16F, 17F, 19A, 20A, 22F, 23A, 23B, 24F, 31, 33F, and 35B in adults 18 years of age and older. Capvaxive is the first pneumococcal conjugate vaccine specifically designed for adults, and its 21 covered serotypes account for approximately 85% of cases of invasive pneumococcal disease among individuals 50 and over, including 8 serotypes not covered by any other currently approved vaccines. Following the FDA approval, the US Centers for Disease Control and Prevention's Advisory Committee on Immunization Practices ("ACIP") voted to update the adult age-based pneumococcal vaccination guidelines to recommend Capvaxive for pneumococcal vaccination in adults 50 years of age and older with certain health risks. Capvaxive utilizes the CRM197 vaccine carrier protein, which is produced using the patent-protected Pelican Expression Technology platform, which we acquired in October 2020 through our acquisition of Pfenex and spun out and merged with Primordial Genetics to form Primrose Bio in September 2023. The FDA approval of Capvaxive triggered a $2 million milestone payment to Ligand, and we are entitled to a low single-digit royalty on worldwide net sales.

### Vaxneuvance (Merck)

Vaxneuvance, a 15-valent pneumococcal conjugate vaccine, also known as V114, was approved in the U.S. in July of 2021 for the prevention of invasive disease caused by Streptococcus pneumoniae serotypes 1, 3, 4, 5, 6A, 6B, 7F, 9V, 14, 18C, 19A, 19F, 22F, 23F and 33F in adults 18 years of age and older, and subsequently in children 6 weeks through 17 years of age in June of 2022. Vaxneuvance was also approved in Europe in October 2022 for the prevention of invasive disease and pneumonia caused by Streptococcus pneumoniae in individuals 18 years and older and in infants, children and adolescents from 6 weeks to less than 18 years of age. Vaxneuvance utilizes CRM197 vaccine carrier protein, which is produced using the patent-protected Pelican Expression Technology platform, which we acquired in October 2020 through our acquisition of Pfenex. We are entitled to low single-digit royalties derived from net sales of Vaxneuvance.

### Pneumosil (Serum Institute of India, SII)

SII began commercialization of its 10-valent pneumococcal conjugate vaccine, Pneumosil, which is produced using CRM197 made in the Pelican Expression Technology platform, in the second quarter of 2020. Pneumosil is designed primarily to help fight against pneumococcal pneumonia among children, with an advantage of targeting the most prevalent serotypes of the bacterium causing serious illness in developing countries. Pneumosil achieved WHO Prequalification in December 2019, allowing the product to be procured by United Nations agencies and Gavi, the Vaccine Alliance, and following the Indian Marketing Authorization in July 2020, SII announced commercial launch of the product in India in December 2020. We are entitled to a low-single digit royalty on net product sales of Pneumosil.

### Teriparatide Injection Product (PF708) (Alvogen/Adalvo)

We acquired rights to the teriparatide injection product with the acquisition of Pfenex in October 2020. Teriparatide injection is a drug indicated for various uses including the treatment of osteoporosis in certain patients at high risk for fracture. Teriparatide injection was developed using our Pelican Expression Technology and was approved by the FDA in 2019 in accordance with the 505(b)(2) regulatory pathway, with FORTEO as the reference product. Our commercialization partner, Alvogen, launched the product in June 2020 in the United States.

Alvogen has exclusively licensed the rights to commercialize and manufacture the teriparatide injection product in the U.S., while Adalvo has the rights to commercialize in the E.U. and other territories outside the U.S. In accordance with our agreements with Alvogen, we are eligible to receive tiered gross profit sharing of between 25% and 40% of quarterly profit.

### Evomela (Acrotech and CASI)

We supply Captisol to, and receive royalties from, Acrotech Biopharma for sales of Evomela in the United States, and CASI Pharmaceuticals for sales in China. Evomela is a Captisol-enabled melphalan IV formulation which is approved by the FDA for use in two indications:

- a high-dose conditioning treatment prior to autologous stem cell transplantation ("ASCT") in patients with multiple myeloma; and

- for the palliative treatment of patients with multiple myeloma for whom oral therapy is not appropriate.

Under the terms of the license agreement, Acrotech Biopharma has marketing rights worldwide excluding China, and CASI Pharmaceuticals has marketing rights in China. We receive a 20% royalty on global net sales of the Captisol-enabled melphalan product and revenue from Captisol material sales. Acrotech and CASI's obligation to pay royalties will expire at the end of the life of the relevant patents or when a competing product is launched, whichever is earlier, but in no event less than ten years from commercial launch. Our patents and applications relating to the Captisol component of melphalan are not expected to expire until 2033. As described herein, we have entered into a settlement agreement with Teva and Acrotech Biopharma (the holder of the NDA for Evomela) which will allow Teva to market a generic version of Evomela in the United States in 2026. Absent early termination, the agreement will terminate upon expiration of the obligation to pay royalties. In December 2024, Acrotech issued a termination process letter to CASI alleging the Company materially breached the license agreement and failed to cure such breach, thus terminating the license agreement. CASI can continue to distribute Evomela in China for a reasonable wind down period not to exceed 24 months.

*Nexterone (Baxter)*

We have a license agreement with Baxter, related to Nexterone, a Captisol-enabled formulation of amiodarone, which is marketed in the United States and Canada. We supply Captisol to Baxter for use in accordance with the terms of this license agreement and a separate supply agreement. Under the terms of the license agreement, we will continue to earn milestone payments, a low single digit royalty, and revenue from Captisol material sales. We will earn royalties on net sales of Nexterone through early 2033.

*Zelsuvmi (Pelthos)*

We have a license agreement with Pelthos for Zelsuvmi (berdazimer) topical gel, 10.3%, the first and only at-home treatment for molluscum contagiosum infections in adults and pediatric patients one year of age and older. Zelsuvmi was approved in the U.S. by the FDA in January 2024 and Pelthos commercially launched Zelsuvmi. After the completion of the Pelthos Transaction, Ligand earned a $5 million milestone payment from Pelthos following the commercial launch of Zelsuvmi in July 2025. Ligand is also entitled to a 13% royalty on worldwide sales of Zelsuvmi, and up to an additional $5 million in commercial sales milestones, pursuant to the terms of the definitive agreements for the Pelthos Transaction.

*Tzield/Teizeild (Sanofi)*

We acquired a royalty of less than 1% on net sales of Tzield through our acquisition of Tolerance Therapeutics ("Tolerance") in the fourth quarter of 2023. Tzield is the first disease-modifying therapy to be approved in type 1 diabetes ("T1D"). It is a CD3-directed antibody indicated to delay the onset of Stage 3 T1D in adults and children aged 8 years and older with Stage 2 T1D. Tzield was granted Breakthrough Therapy Designation in 2019 and was approved by the FDA in November 2022 and was also approved in China by the National Medical Products Administration (NMPA) in September 2025. In January 2026, the European Commission approved teplizumab, branded in Europe as teizeild. Tzield/Teizeild is marketed by Sanofi, following its acquisition of Provention Bio, Inc., the developer of Tzield, in 2023 for $2.9 billion. Sanofi also announced data from Tzield's PROTECT Phase 3 trial, which showed Tzield's potential to slow the progression of Stage 3 T1D in newly diagnosed children and adolescents. Tzield met the study's primary endpoint, significantly slowing the decline of C-peptide levels, compared to placebo.

In October 2025, Tzield was nominated for the FDA Commissioner's National Priority Review Voucher pilot program based on its potential to address a large unmet medical need. The FDA accepted the supplemental biologics license application (sBLA) for Tzield to delay the progression of stage 3 type 1 diabetes in adults and pediatric patients 8 years and older recently diagnosed with stage 3 T1D for expedited review. The program aims to shorten the review process from what normally takes 10-12 months to 1-2 months, while maintaining the FDA's rigorous safety and efficacy standards.

Under our agreement, we are entitled to receive royalties through December 1, 2032.

**Other Key Partnered Programs**

We have a highly diversified partnered pipeline of assets that we consider particularly noteworthy given the area of research or value of the license terms. We are eligible to receive milestone payments and royalties on these programs. This list does not include all of our partnered programs. In the case of Captisol-related programs, we are also eligible to receive revenue for the sale of Captisol material supply.

*Qtorin rapamycin (Palvella)*

We acquired economic rights to Qtorin™ 3.9% rapamycin anhydrous gel (Qtorin rapamycin, formerly PTX-022) from Palvella in December 2018. Qtorin rapamycin is a novel, topical formulation of rapamycin currently in development for the treatment of Microcystic Lymphatic Malformations ("Microcystic LM") and cutaneous venous malformations ("VMs"). The FDA has granted Breakthrough Therapy Designation, Fast Track Designation, and Orphan Designation to Qtorin rapamycin for the treatment of Microcystic LM. Microcystic LM is a chronically debilitating and lifelong genetic disease affecting an estimated more than 30,000 patients in the U.S. There are currently no FDA-approved treatments for Microcystic LM. In

February 2026, Palvella announced positive topline results from its Phase 3 SELVA study of Qtorin rapamycin for the treatment of microcystic LMs. The Phase 3 trial met its primary endpoint with statistically significant improvement on the Microcystic LM Investigator Global Assessment and achieved statistical significance on its pre-specified key secondary endpoint and all four secondary efficacy endpoints. Qtorin rapamycin was well tolerated, with no drug-related serious adverse events reported and systemic rapamycin levels below 2 ng/mL at all timepoints for all participants. 98% of participants who completed the efficacy evaluation period elected to continue to receive Qtorin rapamycin in the ongoing treatment extension period. An NDA submission is planned for the second half of 2026. Palvella announced positive topline results from its Phase 2 trial evaluating Qtorin rapamycin for the treatment of cutaneous VMs in December 2025. Based on the Phase 2 results, Palvella is expected to pursue near-term discussions with the FDA regarding the potential for Breakthrough Therapy Designation and a Phase 3 pivotal study. In September 2025, Palvella announced the expansion of its Qtorin rapamycin development program into clinically significant angiokeratomas. Palvella plans to meet with the FDA in the first half of 2026 to discuss the proposed design of a Phase 2 study to evaluate Qtorin rapamycin for the treatment of clinically significant angiokeratomas. Under the terms of our agreement with Palvella, we are entitled to milestones and a tiered royalty of 8.0% to 9.8% on any product containing Qtorin rapamycin.

### D-Fi (Castle Creek)

In February 2025, we entered into a royalty financing agreement with Castle Creek Biosciences to support the Phase 3 clinical study of D-Fi (FCX-007), in patients with dystrophic epidermyolysis bullosa (DEB). D-Fi is an injectable autologous gene-modified cell therapy candidate for the treatment of DEB, a devastating, progressive, painful, and debilitating rare genetic skin disorder. DEB is caused by a mutation in the COL7A1 gene, leading to a deficiency of normal type VII collagen (COL7) protein, impairing the connection between the epidermis and the dermis. D-Fi is comprised of a patient's own dermal fibroblasts, which are genetically modified completely ex vivo with a self-inactivating (SIN) lentiviral vector (LV) containing the COL7A1 gene to express COL7. D-Fi is locally administered by intradermal injection into wounds where the COL7 protein can support the formation of anchoring fibrils in the skin. D-Fi was granted Orphan Drug Rare Pediatric Disease, Fast Track, and Regenerative Medicine Advanced Therapy designations for the treatment of dystrophic epidermolysis bullosa (DEB) by the FDA. We are entitled to a mid-single-digit royalty on worldwide net sales of D-Fi.

### AVIM Therapy and Virtue SAB (Orchestra BioMed)

On July 31, 2025, Ligand invested $25 million in strategic capital to fund Orchestra BioMed Holdings, Inc.'s ("Orchestra" or "Orchestra Biomed") late-stage partnered cardiology programs, consisting of a $20 million cash payment paid at closing and an additional $5 million to purchase shares of Orchestra's common stock in an equity private placement at the price of $2.75 per share (the price of Orchestra's common stock at its last public offering). Ligand also agreed to fund an additional $15 million, subject to certain conditions precedent, at the nine-month anniversary of the transaction closing date. In exchange, Ligand received a low double-digit royalty on the first $100 million of Orchestra's annual revenues related to AVIM therapy and Virtue SAB programs in all indications. Ligand will also earn a mid-single-digit royalty on Orchestra's annual revenues exceeding $100 million related to AVIM therapy in the uncontrolled hypertension and increased cardiovascular risk indication and Virtue SAB in coronary artery disease indications. We also received warrants to purchase shares of Orchestra's common stock. The transaction closed on August 4, 2025.

AVIM therapy is an investigational therapy compatible with standard dual-chamber pacemakers designed to substantially and persistently lower blood pressure. In addition to reducing blood pressure, clinical results using AVIM therapy demonstrate improvements in cardiac function and hemodynamics. The BACKBEAT global pivotal study will further evaluate the safety and efficacy of AVIM therapy in lowering blood pressure in patients who have systolic blood pressure above target despite anti-hypertensive medication and who are indicated for or have recently received a dual-chamber cardiac pacemaker. AVIM therapy has been granted Breakthrough Device Designation by the FDA for the treatment of uncontrolled hypertension in patients who have increased cardiovascular risk.

Virtue SAB is designed to deliver a proprietary extended-release formulation of sirolimus (SirolimusEFR™) through a non-coated microporous AngioInfusion™ Balloon that protects the drug in transit to consistently deliver a large liquid dose, overcoming certain limitations of drug-coated balloons. SirolimusEFR delivered by Virtue SAB has been shown in published preclinical series involving hundreds of arterial deliveries to achieve sustained tissue levels well above the known therapeutic tissue concentration for inhibiting restenosis (1 ng/mg tissue) for the approximately 30-day critical healing period. Virtue SAB demonstrated positive three-year clinical data in coronary ISR in the SABRE study, a multi-center prospective, independent core-lab-adjudicated clinical study of 50 patients conducted in Europe. Virtue SAB has been granted Breakthrough Device Designation by the FDA for specific indications relating to coronary in-stent restenosis, coronary small vessel disease, and peripheral artery disease below-the-knee.

### Botensilimab and Balstilimab (BOT/BAL) (Agenus)

In May 2024, we entered into the Agenus Agreement to support BOT/BAL clinical development. Botensilimab is an investigational multifunctional anti-CTLA-4 immune activator (antibody) designed to boost both innate and adaptive anti-tumor immune responses. Its novel design leverages mechanisms of action to extend immunotherapy benefits to "cold" tumors which generally respond poorly to standard of care or are refractory to conventional PD-1/CTLA-4 therapies and investigational therapies. Botensilimab augments immune responses across a wide range of tumor types by priming and activating T cells, downregulating intratumoral regulatory T cells, activating myeloid cells and inducing long-term memory responses. Botensilimab alone, or in combination with Agenus' investigational PD-1 antibody, balstilimab, has shown clinical responses across nine metastatic, late-line cancers. Approximately 1,200 patients have been treated with botensilimab and/or balstilimab in phase 1 and phase 2 clinical trials.

In 2025, the BOT/BAL combination demonstrated a two-year overall survival rate of 42% and median overall survival of 21 months in an expanded cohort of 123 patients with third-line or later microsatellite-stable (MSS) metastatic colorectal cancer (mCRC) without active liver metastases. Building on these results, Agenus, in collaboration with Canadian Cancer Trials Group (CCTG) has initiated the global BATTMAN Phase 3 trial evaluating BOT+BAL versus best supportive care (BSC) in patients with refractory, unresectable microsatellite stable (MSS)/mismatch repair proficient (pMMR) colorectal cancer. Sites have been activated and prepared to enroll approximately 800 patients across more than 100 sites in Canada, France, Australia, and New Zealand. Ligand is entitled to a 2.625% royalty on future global net sales generated by BOT/BAL pursuant to the Agenus Agreement. This rate may be adjusted depending on future events.

### VK2809 (Viking)

Our partner, Viking, is developing VK2809, a novel selective thyroid hormone receptor beta (TR-beta) agonist with potential in metabolic dysfunction associated steatohepatitis (MASH). Viking completed a Phase 2b clinical trial (the VOYAGE study) in patients with MASH. At the 52-week mark, the drug reduced liver fat content by an average of 37% to 55% compared to baseline, with all treatment arms showing statistically significant improvements compared to placebo.

Under the terms of the agreement with Viking, we may be entitled to up to $225 million of development, regulatory and commercial milestones and a tiered royalty of 3.5% to 7.5% on potential future net sales of VK-2809. Viking is not currently advancing this program and has stated they intend to outlicense the program. Our TR-beta programs partnered with Viking are subject to CVR sharing, and a portion of the cash received will be paid out to CVR holders.

### VK0214 (Viking)

VK0214, another novel, orally available, TR-beta agonist, is in development for the potential treatment of X-linked adrenoleukodystrophy ("X-ALD"). VK0214 has been evaluated in a Phase 1b clinical trial in patients with the adrenomyeloneuropathy ("AMN") form of X-ALD.

Under the terms of the agreement with Viking, we may be entitled to up to $150 million of development, regulatory and commercial milestones and a tiered royalty of 3.5% to 7.5% on potential future net sales of VK-0214. Our TR-beta programs partnered with Viking are subject to CVR sharing, and a portion of the cash received will be paid out to CVR holders.

### Lasofoxifene (LeonaBio, Henlius)

In December 2025, LeonaBio (f/k/a Athira Pharma, Inc.) acquired the global rights, excluding Asia and certain Middle Eastern countries, from Sermonix to develop and commercialize lasofoxifene, a Phase 3 oncology asset. The ongoing Phase 3 trial, previously conducted by Sermonix, was over 50% enrolled at the time of the transaction, with data expected in mid-2027. Lasofoxifene is a selective estrogen receptor modulator in development for the treatment of breast cancer, discovered through the research collaboration between Pfizer and Ligand. The ongoing Phase 3 ELAINE-3 clinical trial will assess the efficacy of lasofoxifene in combination with Eli Lilly and Company's CDK4/6 inhibitor abemaciclib (Verzenio®) compared to fulvestrant and abemaciclib in pre- and post-menopausal subjects with locally advanced or metastatic ER+/HER2- breast cancer with an ESR1 mutation. Henlius entered into a strategic collaboration and exclusive license agreement with our former partner, Sermonix, to develop, manufacture and commercialize lasofoxifene in China. Henlius is currently participating in the Phase 3 ELAINE-3 multi-regional clinical trial in China.

Under the terms of our agreement with LeonaBio and Sermonix, we are entitled to receive potential regulatory and commercial milestone payments, as well as a tiered royalty of 6% to 10% on potential future net sales of lasofoxifene.

### Full Portfolio Details

We have assembled one of the largest portfolios of biopharmaceutical assets in the industry which provides investors the opportunity to participate in the biotech industry while mitigating the industry's usual inherent clinical binary risks. Our portfolio consists of assets which currently generate revenue through royalties on commercial products, as well as Captisol sales on commercial products. In addition to these assets, we have a substantial pipeline of development-stage assets that currently generate contractual payments through milestone and license fees with future potential for royalties and Captisol material sales for those programs under our Captisol technology.

| Approved | | | |
|---|---|---|---|
| **Partner Name** | **Program** | **Indication** | **Royalty Rate** |
| Acrotech/CASI | Evomela | Multiple Myeloma | 20% |
| Alvogen/Adalvo | Teriparatide | Osteoporosis | 25-50% profit share |
| Arecor | AT220 | Undisclosed | Undisclosed |
| Amgen/BeOne Medicines/Ono | Kyprolis | Multiple Myeloma | 1.5%-3% |
| Baxter | Nexterone | Ventricular Arrhythmias | Undisclosed |
| Eisai | Fycompa | Seizures | Undisclosed |
| Elutia | ECM portfolio | Cardiac Device | Low-single-digit |
| Fareva SA | Noxafil-IV | Fungal Infections | Material sales only |
| Gilead | Veklury | COVID-19 | Material sales only |
| Hikma Pharmaceuticals PLC/Nanjing King-friend Biochemical Pharmaceutical Co., Ltd. | Voriconazole | Fungal Infections | Material sales only |
| Ingenus Pharmaceuticals, LLC/ Meridian Lab | Docivyx | Various Cancers | Material sales only |
| Jazz | Rylaze | Acute Lymphoblastic Leukemia (ALL) and Lymphoblastic Lymphoma (LBL) | Low-single-digit |
| Melinta | Baxdela | Acute Bacterial Skin and Skin Structure Infections (ABSSSI) and Community-Acquired Bacterial Pneumonia (CABP) | Undisclosed |
| Menarini | Frovatriptan | Migraine | Undisclosed |
| Merck | Vaxneuvance | Invasive Pneumococcal Disease Vaccine | Low-single-digit |
| Merck | Capvaxive | Invasive Pneumococcal Disease Vaccine | Low-single-digit |
| Merck | Ohtuvayre | COPD Maintenance | 3% |
| Novartis | Mekinist | Various Cancers | Low-single-digit |
| Par Pharmaceutical, Inc. | Posaconazole | Fungal Infections | Undisclosed |
| Pelthos Therapeutics Inc. | Zelsuvmi | Molluscum Contagiosum | 13% |
| Pelthos Therapeutics Inc. | Xepi | Impetigo | Low-single-digit |
| Pfizer | Duavee | Postmenopausal Osteoporosis and Vasomotor Symptoms | Tiered low-single-digit |
| Pfizer | Vfend-IV | Fungal Infections | Tiered low-single-digit |
| Recordati | Qarziba | High-risk Neuroblastoma | Tiered mid-teens |
| Sanofi | Tzield | Stage 2 Type 1 Diabetes | Less than 1% |
| Sedor/Lupin Ltd. | Sesquient | Seizures | Undisclosed |
| SII | Pneumosil | Invasive Pneumococcal Disease Vaccine | Low-single-digit |
| SII | MenFive | Invasive Meningococcal Disease Vaccine | Low-single-digit |
| SQ Innovation | Lasix ONYU | Chronic Heart Failure Edema | Low-single-digit |
| Travere/Vifor Pharma AG | Filspari | Primary Immunoglobulin A (IgA) Nephropathy | 9% |
| Xi'an Xintong | Xinshumu | Hepatitis B | 9% |

| Phase 3/Pivotal or Regulatory Submission Stage | | | |
|---|---|---|---|
| **Partner Name** | **Program** | **Indication** | **Royalty Rate** |
| Agenus | Bot/Bal | Microsatellite-Stable Colorectal Cancer | 2.625% |
| Aldeyra | Reproxalap | Dry Eye Disease | Material sales only |
| BendaRx | Zafbena | Hematologic Malignancies | Material sales only |
| Castle Creek Biosciences, Inc. | D-Fi | Dystrophic Epidermolysis Bullosa | Mid-single-digit |
| Chugai Pharmaceutical Co., Ltd. | Filspari (Japan) | Primary Immunoglobulin A (IgA) Nephropathy | 9% |
| Curanex Pharmaceuticals Inc. | CE-Topiramate | Seizures | Mid-single-digit |
| LeonaBio/Shanghai Henlius Biotech, Inc. | Lasofoxifene | Metastatic Breast Cancer | Tiered 6%-10% |
| Nuance Pharma (Shanghai) Co. Ltd. | Ohtuvayre (China) | COPD Maintenance | 3% |
| Ohara Pharmaceuticals Co., Ltd. | JPH203 | Advanced Biliary Tract Cancer | Undisclosed |
| Orchestra BioMed | AVIM Therapy | Hypertension | High teens<$100M Mid-single-digit>$100M |
| Orchestra BioMed | Virtue SAB | Coronary In-stent Restenosis (ISR) | High teens<$100M Mid-single-digit>$100M |

| | | | |
|---|---|---|---|
| Palvella | Qtorin rapamycin | Microcystic Lymphatic Malformations | 8%-9.8% |
| Sanofi | Tzield | Stage 3 Type 1 Diabetes | Less than 1% |
| Travere | Filspari | Focal Segmental Glomerulosclerosis | 9% |

| Phase 2 | | | |
|---|---|---|---|
| **Partner Name** | **Program** | **Indication** | **Royalty Rate** |
| | | | |
| Anebulo Pharmaceuticals, Inc. | ANEB-001 | Acute Cannibinoid Intoxication | Low-single-digit |
| Corvus | Ciforadenant | Renal Cell Carcinoma | Mid-single-digit to low-teens |
| Merck | Ohtuvayre | Non-cystic Fibrosis Bronchiectasis | 3% |
| Merck | Ohtuvayre + LAMA | COPD | 3% |
| Palvella | Qtorin rapamycin | Cutaneous Venus Malformations | 8%-9.8% |
| Palvella | Qtorin rapamycin | Clinically Significant Angiokeratomas | 8%-9.8% |
| Sanofi | Efdoralprin alfa | Alpha-1 Antitrypsin Deficiency Emphysema | Undisclosed |
| Sato Pharmaceuticals Co, Ltd. | Zelsuvmi (Japan) | Molluscum Contagiosum | Undisclosed |
| Viking | VK5211 | Hip Fracture | 7.25%-9.25% |
| Viking | VK2809 | Metabolic Dysfunction-Associated Steatohepatitis (MASH) | 3.5%-7.5% |
| Xi'an Xintong | MB07133 | Hepatocellular Carcinoma | 6% |

| Phase 1 | | | |
|---|---|---|---|
| **Partner Name** | **Program** | **Indication** | **Royalty Rate** |
| | | | |
| Arcellx, Inc. | ACLX-001 | Multiple Myeloma | Undisclosed |
| Arcellx, Inc. | ACLX-002 | Acute Myeloid Leukemia | Undisclosed |
| Beloteca, Inc. | CE-Ziprasidone | Schizophrenia | Undisclosed |
| InvIOs | APN401 | Solid Tumors | Undisclosed |
| Jupiter Biomedical Research, Inc. | Viright | Various Tumors | Material sales only |
| Merck | V118 | Invasive Pneumococcal Disease Vaccine | Undisclosed |
| Recordati | Qarziba | Ewing Sarcoma | Tiered mid-teens |
| Viking | VK0214 | X-linked Adrenoleukodystrophy (X-ALD) | Undisclosed |

## Manufacturing

We contract with a third-party manufacturer, Hovione, for Captisol production. Hovione operates FDA-inspected sites in the United States, Macau, Ireland and Portugal. Manufacturing operations for Captisol are performed primarily at Hovione's Portugal and Ireland facilities. We believe we maintain adequate inventory of Captisol to meet our current partner needs and that our Captisol capacity will be sufficient to meet future partner needs.

In the event of a Captisol supply interruption, we are permitted to designate and, with Hovione's assistance, qualify one or more alternate suppliers. If the supply interruption continues beyond a designated period, we may terminate our agreement with Hovione. In addition, if Hovione cannot supply our requirements of Captisol due to an uncured force majeure event, we may also obtain Captisol from a third-party and have previously identified such parties.

The original term of the agreement was through December 2024 and has been automatically renewed through December 2026. The agreement automatically renews for successive two-year renewal terms. Either party can give written notice of its intention to terminate the agreement no less than two years prior to the expiration of renewal term. In addition, either party may terminate the agreement for the uncured material breach or bankruptcy of the other party or an extended force majeure event. We may terminate the agreement for extended supply interruption, regulatory action related to Captisol or other specified events. We have ongoing minimum purchase commitments under our agreement with Hovione.

## Competition

Some of the drugs we and our licensees and partners are developing may compete with existing therapies or other drugs in development by other companies. Furthermore, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish collaborative arrangements with our competitors.

Our Captisol business may face competition from other suppliers of similar cyclodextrin excipients or other technologies that are aimed to increase solubility or stability of APIs.

Our competitive position also depends upon our ability to obtain patent protection or otherwise develop proprietary products or processes. For a discussion of the risks associated with competition, see below under *"Item 1A. Risk Factors."*

## Corporate and Governance Highlights

We are committed to policies and practices focused on environmental sustainability, positively impacting our social community and maintaining and cultivating good corporate governance. By focusing on such ESG policies and practices, we believe we can affect a meaningful and positive change in our community and maintain our open, collaborative corporate culture. We will continue our proactive shareholder and employee engagement in 2026. See www.ligand.com for information about our ESG policies and practices. However, note that the information contained on our website is not intended to be part of this filing.

## Environmental, Health and Safety ("EHS")

We are committed to providing a safe and healthy workplace, promoting environmental excellence in our communities, and complying with all relevant regulations and industry standards. We establish and monitor programs to reduce pollution, prevent injuries, and maintain compliance with applicable regulations. By focusing on such practices, we believe we can affect a meaningful, positive change in our community and maintain a healthy and safe environment. In early 2025, we completed our $2.6 million solar investment at Kansas University Innovation Park; made Environmental, Social and Governance ("ESG") related charitable donations; and evolved numerous programs from our ESG-focused outreach committees. We expect to continue our effort and to refine our EHS policies and practices in 2026. More information on our EHS policies and initiatives is available on our website at www.ligand.com. However, note that the information contained on our website is not intended to be part of this filing.

## Government Regulation

The research and development, manufacturing and marketing of pharmaceutical products are subject to regulation by numerous governmental authorities in the United States and other countries. We and our partners, depending on specific activities performed, are subject to these regulations. In the United States, pharmaceuticals are subject to regulation by both federal and various state authorities, including the FDA. In the U.S., the Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the research and development, testing, manufacture, quality, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of pharmaceutical products. These activities are subject to additional regulations that apply at the state level. There are similar regulations in other countries as well. For both currently marketed products and products in development, failure to comply with applicable regulatory requirements at any time during the product development process, approval process or after approval, can, among other things, result in delays, the suspension of regulatory approvals, regulatory enforcement actions, as well as possible civil and criminal sanctions. In addition, changes in existing regulations could have a material adverse effect on us or our partners.

In particular, FDA approval is required before a drug or biological product may be marketed in the United States, and these products are also subject to other federal, state, and local statutes and regulations. The process required by the FDA before pharmaceutical products may be marketed in the United States generally involves the following:

- completion of extensive preclinical laboratory tests and preclinical animal studies, certain of which must be performed in accordance with Good Laboratory Practice regulations and other applicable requirements;

- submission to the FDA of an IND application, which must become effective before human clinical studies may begin;

- approval by an independent institutional review board or ethics committee at each clinical site before each clinical study may be initiated;

- performance of adequate and well-controlled human clinical studies in accordance with Good Clinical Practice ("GCP") requirements to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency of the product candidate for each proposed indication;

- preparation of and submission to the FDA of an NDA or BLA after completion of all pivotal clinical studies that include substantial evidence of safety, purity, and potency of the drug from analytical studies and from results of nonclinical testing and clinical trials;

- satisfactory completion of an FDA advisory committee review, where appropriate and if applicable;

- a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

- satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the proposed product is produced to assess compliance with cGMP, and potential FDA inspection of nonclinical study and clinical trial sites that generated the data in support of the NDA or BLA to ensure compliance with GCP; and

- FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Drug and biologic manufacturers and their subcontractors are required to register their establishments with the FDA and some state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMPs, which among other things, impose certain procedural and documentation requirements upon BLA or NDA holders and any third-party manufacturers. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon manufacturers and their subcontractors. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products and biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences for non-compliance include, among other things:

- restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical studies;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

- product seizure or detention, or refusal of the FDA to permit the import or export of products;

- consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

- mandated modification of promotional materials and labeling and the issuance of corrective information;

- the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

- injunctions or the imposition of civil or criminal penalties.

For a discussion of the risks associated with government regulations, see below under "*Item 1A. Risk Factors.*"

**Patents and Proprietary Rights**

We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

Patents are issued or pending for the following key products or product families. The scope and type of patent protection provided by each patent family is defined by the claims in the various patents. Patent terms may vary by jurisdiction and depend on a number of factors including potential patent term adjustments, patent term extensions, and terminal disclaimers. For each product or product family, the patents and/or applications referred to are in force in at least the United States, and for most products and product families, the patents and/or applications are also in force in European jurisdictions, Japan and other jurisdictions.

*Captisol*

Patents and pending patent applications covering Captisol and methods of making Captisol are owned by us. The patents covering the Captisol product with the latest expiration date is expected to be in 2033 (*see, e.g.*, U.S. Patent No. 9,493,582 (expires Feb. 27, 2033)). Other patent applications covering methods of making Captisol, if issued, potentially have terms to 2041. We also own several patents and pending patent applications covering drug products containing Captisol as a component. Globally, we own over 400 issued patents covering all of the foregoing Captisol compositions, methods and related technology.

Ten Captisol patents in several families are listed in the Orange Book in connection with one or more prescription drugs currently on the market. These Captisol-enabled drugs include Nexterone (Baxter), Kyprolis (Amgen), Noxafil (Merck), Evomela (Acrotech/CASI), Baxdela (Melinta) and Zulresso (Sage). These patents are listed in the table below, and each patent family containing these patents has pending and/or granted counterparts in Europe, China and Japan.

| Orange Book-listed Captisol Patents | | | |
|---|---|---|---|
| Country | Patent No. | Title | Expiration (nominal) ‡ |
| United States | 7635773 | Sulfoalkyl Ether Cyclodextrin Compositions | 03/13/2029 |
| United States | 8410077 | Sulfoalkyl Ether Cyclodextrin Compositions | 03/13/2029 |
| United States | 9200088 | Sulfoalkyl Ether Cyclodextrin Compositions | 03/13/2029 |
| United States | 10117951 | Sulfoalkyl Ether Cyclodextrin Compositions | 03/13/2029 |
| United States | 9750822 | Sulfoalkyl Ether Cyclodextrin Compositions | 03/13/2029 |
| United States | 9493582 | Alkylated Cyclodextrin Compositions And Processes For Preparing And Using The Same | 2/27/2033 |
| United States | 10040872 | Alkylated Cyclodextrin Compositions And Processes For Preparing And Using The Same | 10/21/2033 |
| United States | 10864183 | Injectable Nitrogen Mustard Compositions Comprising A Cyclodextrin Derivative And Methods Of Making And Using The Same | 5/28/2030 |
| United States | 10940128 | Injectable Melphalan Compositions Comprising A Cyclodextrin Derivative And Methods Of Making And Using The Same | 5/28/2030 |
| United States | 11020363 | Injectable Nitrogen Mustard Compositions Comprising A Cyclodextrin Derivative And Methods Of Making And Using The Same | 5/28/2030 |

‡ Expiration dates are calculated as 20 years from the earliest nonprovisional filing date to which priority is claimed, and do not take into account disclaimers or extensions that are or may be available in these jurisdictions.

Subject to compliance with the terms of the respective agreements, our rights to receive royalty payments under our licenses with our exclusive licensors typically extend for the life of the patents covering such developments. For a discussion of the risks associated with patent and proprietary rights, see below under *"Item 1A. Risk Factors."*

*Nexterone*

The United States patent listed in the Orange Book in connection with Nexterone is owned by CyDex is not expected to expire until March of 2029. In 2025, CyDex and Baxter filed suit against several related generic drug companies (PH Health Ltd., Par Health USA, Endo USA, Inc., Endo Operations Limited, and Endo, Inc.), asserting that their application to market a generic version of Nexterone infringed the Orange Book-listed patent. The defendants have filed an Answer. Discovery has started but a trial date has not yet been set.

*Evomela*

CyDex and Acrotech previously asserted patents listed in the Orange Book in connection with Evomela and settled each of those litigations. In 2025, CyDex and Acrotech filed suit against a generic drug company (Gland Pharma Limited) asserting that its application to market a generic version of Evomela infringed three of the Orange Book-listed patents. The three asserted patents are owned or co-owned by CyDex and the latest to expire of the three asserted patents is not expected to expire until May of 2030. An Answer has not yet been filed.

*Kyprolis*

Patents protecting Kyprolis include those owned by Amgen and those owned by us. The United States patent listed in the Orange Book relating to Kyprolis owned by Amgen with the latest expiration date is not expected to expire until 2029. Patents and applications owned by Ligand relating to the Captisol component of Kyprolis are not expected to expire until 2033. Amgen filed suit against several generic drug companies over their applications to make generic versions of Kyprolis. Several generics have settled with Amgen on confidential terms. However, it has been publicly reported that the U.S. launch date for at least Breckenridge Pharmaceuticals' generic product will be on a date that is held as confidential in 2027 or sooner, depending on certain occurrences. One generic company, Cipla Limited/Cipla USA, Inc. chose not to settle the litigation with Amgen, and proceeded to trial. The District Court upheld the validity of patent claims from three of the patents and the judgment was upheld on appeal.

### Ligand UK Development Limited

Under the terms of our sale of Vernalis (R&D) Limited to HitGen in December 2020, Ligand retained a portfolio of fully-funded shots on goal, which now include S65487, a Bcl-2 inhibitor, and S64315, an Mcl-1 inhibitor for treatment of cancers, both of which are partnered with Servier in collaboration with Novartis. These programs and their IP are now owned by Ligand UK Development Limited, which has a worldwide patent portfolio of approximately 100 granted patents in over 40 countries. This patent portfolio is mature, with expected expiry dates up to 2033.

### Pelican Expression Technology Platform

In connection with the merger of Pelican and Primrose, Pfenex assigned a substantial global patent portfolio consisting of numerous patents pending patent applications to Pelican, while retaining one patent family directed to methods of producing Erwinia asparaginase. Additionally, as part of the merger of Pelican and Primrose, Pfenex acquired a non-exclusive, worldwide, royalty-free, irrevocable, and fully sublicensable license to a broad portfolio of patents and pending patent applications which cover various aspects of the Pelican Expression Technology platform that are critical in helping support and retain contractual relationships including Jazz's Rylaze, Merck's Vaxneuvance and Capvaxive vaccines, Alvogen's Teriparatide, and Serum Institute of India's vaccine programs, including Pneumosil and MenFive vaccines, among others.

### NITRICIL Platform

Through the 2023 Novan acquisition described herein, Ligand, through its then wholly owned subsidiary LNHC, acquired a robust IP portfolio that consists of over 45 U.S. patents, 120 non-U.S. patents, and 25 pending patent applications worldwide along with substantial know-how and trade secrets. On March 24, 2025, in connection with the Pelthos Transaction described herein, LNHC assigned this IP portfolio to Ligand, and Ligand entered into an exclusive license and sublicense agreement with LNHC, pursuant to which Ligand licensed to LNHC the intellectual property rights necessary to make, use, sell or offer to sell Zelsuvmi for the treatment of molluscum contagiosum in humans worldwide except for Japan. This IP portfolio provides material coverage for our platform technologies, licensed products and product candidates, in addition to Zelsuvmi, which was approved in the U.S. by the FDA on January 5, 2024. There are 14 issued U.S. patents covering Zelsuvmi which are listed in the Orange Book and which are expected to expire during the time period beginning in 2026 and ending in 2035. Upon the initial approval of Zelsuvmi, we applied for 1,280 days of patent term extension, or PTE, for the U.S. patent covering Zelsuvmi compositions. Assuming grant of the PTE application, the term of this patent may be extended from February 27, 2034, to August 30, 2037.

### Apeiron

In connection with the acquisition of Apeiron in July 2024, we acquired a mature IP portfolio comprising of more than 300 patents worldwide. This IP portfolio supports a number of licensed products and product candidates, and comprises over 60 patents related to Qarziba with expected expiry dates between 2032 and 2034.

## Human Capital Management

We recognize and take care of our employees by offering a wide range of competitive pay, recognition, and benefit programs. We are proud to provide our employees the opportunity to grow and advance as we invest in their education and career development. As of December 31, 2025, we have 47 full-time employees, of whom seven are involved directly in scientific research and development activities.

We rely on skilled, experienced, and innovative employees to conduct the operations of the Company. Our key human capital objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. We frequently benchmark our compensation practices and benefits programs against those of comparable industries and in the geographic areas where our facilities are located. We believe that our compensation and employee benefits are competitive and allow us to attract and retain skilled labor throughout our organization. Our notable health, welfare and retirement benefits include:

- equity awards through our 2002 Stock Incentive Plan;
- subsidized health insurance;
- 401(k) Plan with matching contributions;
- tuition assistance program; and
- paid time off.

We value diversity at all levels and continue to focus on extending our diversity and inclusion initiatives across our workforce. As of December 31, 2025, approximately 21% and 11% of our workforce are Asian and Hispanic, respectively. Additionally, 51% of our workforce is female and 49% is male. We believe that our business benefits from the different perspectives a diverse workforce brings. We embrace a flexible work environment, with team members working a combination of in office and virtually to fully support our partners and clients with the highest level of service, regardless of location and without disruption to our business operations. We believe it is important to bring our teams together to instill and reinforce our values-based culture, provide an opportunity to build meaningful connections with each other and the communities we serve as well as provide ongoing professional development and advancement opportunities. We gather feedback regularly and use this input to shape programs and address workforce needs. Our annual employee survey measures engagement across areas including belonging, learning and development, recognition, compensation and wellbeing. Insights from the survey are used to create action plans throughout the organization and to assess the alignment of our human capital management practices with our purpose and business strategy.

We strive to maintain an inclusive environment free from discrimination of any kind, including sexual or other discriminatory harassment. Our employees have multiple avenues available through which inappropriate behavior can be reported, including a confidential hotline. All reports of inappropriate behavior are promptly investigated with appropriate action taken to stop such behavior.

**Investor Information**

Financial and other information about us is available on our website at www.ligand.com. We make available on our website, without charge, copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may obtain copies of these documents by visiting the SEC's website at www.sec.gov. In addition, we use X (@Ligand_LGND) and our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Investors should monitor our X account and our website, in addition to following our press releases, SEC filings, public conference calls and webcasts. These website addresses and the information accessible through our X account are not intended to function as hyperlinks, and the information contained in our website and in the SEC's website is not intended to be a part of this filing.

## ITEM 1A.    RISK FACTORS

*The following is a summary description of some of the many risks we face in our business. You should carefully review these risks in evaluating our business and making an investment decision with respect to our securities, including the businesses of our subsidiaries. You should also consider the other information described in this report, including the information contained in our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional risks not presently known to us or that we currently deem immaterial also may impair our business.*

**Summary of Risks Related to our Business:**

Our business is subject to numerous risks and uncertainties, including those described below. The principal risks and uncertainties affecting our business include, but are not limited to, the following:

***Risks related to our business operations and reliance on third parties, including***:

- Our ability to collect future revenue, including from sales of products from our collaboration partners, Captisol material sales and licensing relationships, and other collaboration relationships, is not guaranteed;

- Our ability to source Captisol from our sole supplier may be impacted by a supply interruption;

- The success of our partnered programs could be adversely affected by a change in our collaboration partners' strategy or focus and/or development or regulatory hurdles, and market acceptance of such programs is not guaranteed;

- Risks related to the biopharmaceutical product market in general, including changes in growth rate, competition resulting from new technologies and developments, and other sales risks;

- Risks related to our ability to receive adequate information about the biopharmaceutical products we acquire and invest in and our underlying assumptions regarding future cash flow and revenue generation from such products; and

- Our collaboration partners may become insolvent.

*Risks related to our intellectual property, including:*

- Third-party intellectual property rights may prevent us or our partners from developing our potential products; our and our partners' intellectual property may not prevent competition; and any intellectual property issues may be expensive and time consuming to resolve;

- Risks related to our ability to obtain and maintain sufficient intellectual property protection for our products, platforms and technology;

- Risks related to the validity, scope and enforceability of our and our collaboration partners' patents and other intellectual property; and

- Other intellectual property-related risks, including the scope and validity of in-licenses from third parties, claims and disputes regarding patent infringement and other intellectual property rights that may be brought by third parties, changes in relevant patent and other intellectual property law, and the confidentiality of our trade secrets and other proprietary information.

*Risks related to government regulation and legal proceedings, including:*

- Market acceptance and sales of any approved product will depend significantly on the availability and adequacy of coverage and reimbursement from third-party payors and may be affected by existing and future healthcare reform measures;

- Regulatory approval of our product candidates can be time-consuming and unpredictable and is not guaranteed; and

- Risks related to our and our collaboration partners' compliance with healthcare, environmental and other applicable laws and regulations.

*Risks related to our strategic transactions, including:*

- Difficulties from strategic acquisitions and other M&A transactions could adversely affect our stock price, operating results and results of operations; and

- We continue to have exposure to risks related to Pelthos due to our ongoing equity ownership and other investments in Pelthos, which could adversely affect our financial condition and results of operations.

*Other risks and uncertainties affecting our business, including:*

- Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide;

- Changes or modifications in financial accounting standards or tax laws may harm our results of operations;

- Risks related to our accounting methodologies and tax status;

- Cybersecurity incidents could compromise sensitive data and interrupt operations, leading to regulatory enforcement and reputational harm. We may be or become subject to certain data protection laws (e.g., the European Union General Data Protection Regulation and the UK equivalent of the same (collectively, "GDPR") and the California Consumer Privacy Act of 2018 (as revised and amended by the California Privacy Rights Act, the "CCPA")) and failure to comply with such laws could result in enforcement actions, fines and reputational harm;

- Ineffective development or deployment of artificial intelligence ("AI") technologies could lead to errors or disruptions in our operations and evolving AI regulations could impose additional compliance burdens; and

- Other general risks and uncertainties affecting our business.

**Risks Related to Our Business Operations and Reliance on Third Parties:**

***Future revenue based on Kyprolis, Qarziba, Filspari, Evomela, Teriparatide, Vaxneuvance, Ohtuvayre, Capvaxive and Rylaze, as well as royalties from our other partnered products, may be lower than expected.***

A significant portion of our royalty revenue is based on sales of Kyprolis by Amgen, sales of Qarziba by Recordati, sales of Filspari by Travere, sales of Evomela by Acrotech Biopharma, sales of Teriparatide by Alvogen/Adalvo, sales of Vaxneuvance and Capvaxive by Merck, sales of Ohtuvayre by Verona Pharma, now a subsidiary of Merck, and sales of Rylaze by Jazz. Royalties, including payments from the foregoing partners, are expected to be a substantial portion of our ongoing revenues for the foreseeable future. Any setback that may occur with respect to any of our partners' products, and in particular Kyprolis, could significantly impair our operating results and/or reduce our revenue and the market price of our stock. Setbacks for the products could include problems with shipping, distribution, manufacturing, product safety, marketing, government regulation or reimbursement, licenses and approvals, intellectual property rights, including failure by any of the foregoing partners to enforce their respective intellectual property rights, competition with existing or new products and physician or patient acceptance of the products, as well as higher than expected total rebates, returns, discounts, or unfavorable exchange rates. These products also are or may become subject to generic competition. For example, we entered into a settlement agreement with Teva and Acrotech Biopharma (the holder of the NDA for Evomela) which will allow Teva to market a generic version of Evomela in the United States starting on June 1, 2026, or earlier under certain circumstances. The entry of generic competition for Evomela may materially and adversely affect the revenue we derive from Evomela sales. Also, Amgen previously settled patent litigation related to Kyprolis on confidential terms with several parties, but it was publicly reported that the U.S. launch date for at least Breckenridge Pharmaceuticals' applicable generic product will be "on a date that is held as confidential in 2027 or sooner, depending on certain occurrences."

### *Biopharmaceutical products are subject to sales risks.*

Biopharmaceutical product sales may be lower than expected due to a number of reasons, including pricing pressures, insufficient demand, product competition, failure of clinical trials, lack of market acceptance, changes in the marketer's strategic priorities, obsolescence, lack of acceptance by government healthcare programs or private insurance plans, loss of patent protection, government regulations or other factors, and development-stage product candidates may fail to reach the market. Unexpected side effects, safety or efficacy concerns can arise with respect to a product, leading to product recalls, withdrawals, declining sales or litigation. As a result, payments of our royalties may be reduced or ceased. In addition, these payments may be delayed, causing our near-term financial performance to be weaker than expected which could have an adverse effect on our business.

### *The royalty market may not grow at the same rate as it has in the past, or at all, and we may not be able to acquire sufficient royalties to sustain the growth of our business.*

We have been able to grow our business over time by primarily acquiring royalties. However, we may not be able to identify and acquire a sufficient number of royalties, or royalties of sufficient scale, to invest the full amount of capital that may be available to us in the future, or at our targeted amount and rate of capital deployment, which could prevent us from executing our growth strategy and negatively impact our business. Changes in the royalty market, including its structure, participants growth rate, changes in preferred methods of financing and capital raising in the biopharmaceutical industry, reduced access to capital or higher cost of capital, or a reduction in the growth of the biopharmaceutical industry, could lead to diminished opportunities for us to acquire royalties, fewer royalties (or fewer royalties of significant scale) being available, or increased competition for royalties. Even if we continue to acquire royalties, they generally will not generate a meaningful return for a period of several years, if at all, due to transaction structures, circumstances relating to the underlying products or other factors. As a result, we may not be able to continue to acquire royalties or otherwise grow our business as we have done in the past, or at all.

### *Future revenue from sales of Captisol material to our license partners may be lower than expected.*

Revenues from sales of Captisol material to our collaboration partners, including Amgen, represent approximately half of our royalty revenues. Any setback that may occur with respect to Captisol could significantly impair our operating results and/ or reduce the market price of our stock. Setbacks for Captisol could include problems with shipping, distribution, manufacturing, product safety, marketing, government regulation or reimbursement, licenses and approvals, intellectual property rights, competition with existing or new products and physician or patient acceptance of the products using Captisol. In addition, we may continue to generate no revenue from Captisol sales related to remdesivir due to a number of factors, including alternative treatments for COVID-19 that have been or will be developed by other companies and the decrease in COVID-19 infections, in which case the commercial opportunity could be limited.

If products or product candidates incorporating Captisol material were to cause any unexpected adverse events, the perception of Captisol safety could be seriously harmed. If this were to occur, we may not be able to sell Captisol unless and until we are able to demonstrate that the adverse event was unrelated to Captisol, which we may not be able to do. Further, the FDA could require us to submit additional information for regulatory review or approval, including data from extensive safety testing or clinical testing of products using Captisol. This would be expensive and it may delay the marketing of Captisol-enabled products and receipt of revenue related to those products, which could significantly impair our operating results and/or reduce the market price of our stock.

### *A supply chain interruption may impact our ability to obtain Captisol material.*

We obtain Captisol from Hovione, our third-party manufacturer, primarily at their facilities in Ireland and Portugal. If Hovione were to cease to be able, for any reason, to supply Captisol to us in the amounts we require, or decline to supply Captisol to us, we would be required to seek an alternative source, which could potentially take a considerable length of time and impact our revenue and customer relationships. In the event of a Captisol supply interruption, we are permitted to designate and, with Hovione's assistance, qualify one or more alternate suppliers, although there is no assurance that we could do so timely or at acceptable costs, if at all. In addition to manufacturing at Hovione's facilities in Ireland and Portugal, we have processing capacity for Captisol in both the United States and England.

We maintain inventory of Captisol, which has a five-year shelf life, at three geographically dispersed storage locations in the United States and Europe. If we were to encounter problems maintaining our inventory, due to factors such as natural disasters, tariffs or trade restrictions at one or more of these locations, it could lead to supply interruptions. In addition, we rely on Hovione to expand manufacturing capacity of Captisol and any failure by Hovione to timely implement such increased capacity could adversely affect our ability to supply Captisol to our partners. While we believe we maintain adequate inventory of Captisol to meet our current partner needs, and our Captisol capacity will be sufficient to meet future partner needs, our estimates and projections for Captisol demand may not be correct and any supply interruptions could materially adversely impact our operating results.

***The manufacture and distribution of a biopharmaceutical product may be interrupted by regulatory agencies or supplier deficiencies.***

The manufacture of products generating our royalties is typically complex and is highly regulated. In particular, biopharmaceutical products are manufactured in specialized facilities that require the approval of, and ongoing regulation by,

the FDA in the United States and, if manufactured outside of the United States, both the FDA and non-U.S. regulatory agencies, such as the MHRA and the EMA. With respect to a product, to the extent that operational standards set by such agencies are not adhered to, manufacturing facilities may be closed or production interrupted until such time as any deficiencies noted by such agencies are remedied. Any such closure or interruption may interrupt, for an indefinite period of time, the manufacture and distribution of a product and therefore the cash flows from the related biopharmaceutical asset may be significantly less than expected.

In addition, manufacturers of a product may rely on third parties for selected aspects of product development, such as packaging or to supply bulk raw material used in the manufacture of such product. In the United States, the FDA requires that all suppliers of pharmaceutical bulk materials and all manufacturers of pharmaceuticals for sale in or from the United States adhere to the FDA's current "Good Manufacturing Practice" regulations and guidelines and similar requirements that exist in jurisdictions outside the United States. Marketers of biopharmaceutical products generally rely on a small number of key, highly specialized suppliers, manufacturers and packagers. Any interruptions, however minimal, in the operation of these manufacturing and packaging facilities could adversely affect production and product sales and therefore adversely affect our business, financial condition or results of operations.

***Future revenue from royalties on Captisol partnered products may be lower than expected.***

We currently depend on our contractual arrangements with our partners and licensees to sell products using our Captisol technology. These agreements generally provide that our partners may terminate the agreements at will. If our partners discontinue sales of products using Captisol, fail to obtain regulatory approval for products using Captisol, fail to satisfy their obligations under their agreements with us, choose to utilize a competing product, or if we are unable to establish new licensing and marketing relationships then revenue from royalties on Captisol partnered products could be decreased and our financial results and growth prospects could be materially affected.

Further, under most of our Captisol out licenses, the amount of royalties we receive will be reduced or will cease when the relevant patent expires. Our low-chloride patents and foreign equivalents are not expected to expire until 2033, our high purity patents and foreign equivalents are not expected to expire until 2029 and our morphology patents and foreign equivalents are not expected to expire until 2026 in the United States; however, the initially filed patents relating to Captisol expired starting in 2010 in the United States and in 2016 in most countries outside the United States. If our other intellectual property rights are not sufficient to prevent a generic form of Captisol from coming to market, and if in such case our partners choose to terminate their agreements with us, our Captisol revenue may decrease significantly.

***We rely heavily on collaboration relationships to generate milestone and royalty payments and our collaboration partners have significant discretion when deciding whether to pursue any development program, and any failure by our partners to successfully develop a product candidate or a termination or breach of any of the related agreements could reduce our milestone and license fee revenue, and potentially reduce future royalties.***

Our strategy for developing and commercializing many of our product candidates includes entering into collaboration agreements, outlicenses, and development funding and royalty purchase agreements with corporate and other collaboration partners. These agreements give our collaboration partners significant discretion when deciding whether or not to pursue any development program. Our existing collaborations may not continue or be successful, and we may be unable to enter into future collaboration arrangements to develop and commercialize our unpartnered assets.

In addition, our collaboration partners may develop products, either alone or with others, that compete with the types of products they are developing with us (or that we are developing on our own). This would result in increased competition for our or our partners' programs. If product candidates are approved for marketing under our collaboration programs, revenues we receive will depend on the manufacturing, marketing and sales efforts of our collaboration partners, who generally retain commercialization rights under the collaboration agreements. Generally, our current collaboration partners also have the right to terminate their collaborations at will or under specified circumstances. If any of our collaboration partners breach (for example, by not making required payments when due, or at all) or terminate their agreements with us or otherwise fail to conduct their collaboration activities successfully, including due to insolvency events, ongoing product development under these agreements will be delayed or terminated. Disputes or litigation may also arise with our collaborators (with us and/or with one or more third parties), including those over ownership rights to intellectual property, know-how or technologies developed with our collaboration partners. Such disputes or litigation could adversely affect our rights to one or more of our product candidates. Any such dispute or litigation could delay, interrupt or terminate the collaboration research, development and commercialization of certain potential products, create uncertainty as to ownership rights of intellectual property, or could result in litigation or arbitration. The occurrence of any of these problems could be time-consuming and expensive and could adversely affect our business.

***Our collaboration partners may change their strategy or the focus of their development and commercialization efforts with respect to our partnered programs, and the success of our partnered programs could be adversely affected.***

If our collaboration partners terminate their collaborations with us or do not commit sufficient resources to the development, manufacture, marketing or distribution of our partnered programs, we could be required to devote additional resources to our partnered programs, seek new collaboration partners or abandon such partnered programs, all of which could reduce our revenues and otherwise have an adverse effect on our business.

In addition, biopharmaceutical development is inherently uncertain and very few therapeutic candidates ultimately progress through clinical development and receive approval for commercialization. If our partners do not receive regulatory approval for a sufficient number of therapeutic candidates originating from our partnerships, we may not be able to sustain our business model.

***We may undertake strategic acquisitions of operating biopharmaceutical companies or acquire securities of biopharmaceutical companies. Our failure to realize the expected benefits of such acquisitions could adversely affect our business, financial condition or results of operations.***

We may acquire companies with significant royalty assets or where we believe we could create significant synthetic royalties. These acquired or created royalty assets may not perform as we project. Moreover, the acquisition of operating biopharmaceutical companies will result in the assumption of, or exposure to, liabilities of the acquired business that are not inherent in our other royalty acquisitions, such as direct exposure to product liability claims, high fixed costs or an expansion of our operations and expense structure, thereby potentially decreasing our profitability. The diversion of our management's attention and any delay or difficulties encountered in connection with any future acquisitions we may consummate could result in the disruption of our on-going business operations. Despite our business, financial and legal due diligence efforts, we ultimately may be unsuccessful in ascertaining or evaluating all risks associated with such acquisitions. Moreover, we may need to raise additional funds through public or private debt or equity financing to acquire any businesses or products, which may result in dilution for stockholders or the incurrence of indebtedness. As a result, our acquisition of operating biopharmaceutical companies could adversely affect our business, financial condition or results of operations.

We may seek to expand our market opportunity by acquiring securities issued by biopharmaceutical companies. Where we acquire equity securities as all or part of the consideration for business development activities, the value of those securities will fluctuate, and may depreciate. We will not control the companies in which we acquire securities, and as a result, we will have limited ability to determine management, operational decisions or policies. Further, such transactions may face risks and liabilities that due diligence efforts fail to discover, that are not disclosed to us, or that we inadequately assess. In addition, as a result of our activities, we may receive material non-public information about other companies. Where such information relates to a company whose equity securities we hold, we may be delayed or prevented from selling such securities when we would otherwise choose to do so, and such delay or prohibition may result in a loss or reduced gain on such securities.

***Our product candidates, and the product candidates of our partners, face significant development and regulatory hurdles prior to partnering and/or marketing which could delay or prevent licensing, sales-based royalties and/or milestone revenue.***

Before we or our partners obtain the approvals necessary to sell any of our unpartnered assets or partnered programs, we must show through preclinical studies and human testing that each potential product is safe and effective. We and/or our partners have a number of partnered programs and unpartnered assets moving toward or currently awaiting regulatory action. Failure to show any product's safety and effectiveness could delay or prevent regulatory approval of a product and could, and has in the past, adversely affected our business. The product development and clinical trials process is complex and uncertain. For example, the results of preclinical studies and initial clinical trials may not necessarily predict the results from later large-scale clinical trials. In addition, clinical trials may not demonstrate a product's safety and effectiveness to the satisfaction of the regulatory authorities. A number of companies have suffered significant setbacks in advanced clinical trials or in seeking regulatory approvals, despite promising results in earlier trials. The FDA may also require additional clinical trials after regulatory approvals are received. Such additional trials may be expensive and time-consuming, and failure to successfully conduct those trials could jeopardize continued commercialization of a product.

The speed at which we and our partners complete our scientific studies and clinical trials depends on many factors, including, but not limited to, the ability to obtain adequate supplies of the products to be tested and patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial and other potential drug candidates being studied. Delays in patient enrollment for our or our partners' trials may result in increased costs and longer development times. In addition, our partners have rights to control product development and clinical programs for products developed under our collaborations. As a result, these partners may conduct these programs more slowly or in a different manner than expected. Moreover, even if clinical trials are completed, we or our partners still may not apply for FDA or foreign regulatory approval in a timely manner, or the FDA or foreign regulatory authority still may not grant approval.

Our product candidate discovery, early-stage development, and product reformulation programs may require substantial additional capital to complete successfully. Our partners' development programs may require substantial additional capital to complete successfully, arising from costs to: conduct research, preclinical testing and human studies; establish pilot scale and commercial scale manufacturing processes and facilities; and establish and develop quality control, regulatory, marketing, sales and administrative capabilities to support these programs. While we expect to fund our research and development activities from cash generated from operations to the extent possible, if we are unable to do so, we may need to complete additional equity or debt financings or seek other external means of financing. These financings could depress our stock price. If additional funds are required to support our operations and we are unable to obtain them on terms favorable to us, we may be required to cease or reduce further development or commercialization of our products, to sell some or all of our technology or assets or to merge with another entity.

### New products and technologies of other companies may render some or all of our or our potential milestone and royalty providers' product candidates noncompetitive or obsolete.

The biopharmaceutical industry is a highly competitive and rapidly evolving industry. New developments by others may render our potential milestone and royalty providers' product candidates or technologies obsolete or uncompetitive. Current marketers of products may undertake these development efforts in order to improve their products or to avoid paying our royalty. In addition, as biopharmaceutical companies increasingly devote significant resources to innovate next-generation products and therapies using gene editing and new curative modalities, such as cell and gene therapy, products on which we have a milestone or royalty rights may become obsolete. Positive developments in connection with a potentially competing product may have an adverse impact on our future potential for receiving revenue derived from development milestones and royalties. For example, if another product is perceived to have a competitive advantage, or another product's failure is perceived to increase the likelihood that our licensed product will fail, our potential milestone and royalty providers may halt development of product candidates in which we have an interest. Adverse competition, obsolescence or governmental and regulatory action or healthcare policy changes could significantly affect the revenues, including royalty-related revenues, of the products which generate our potential milestones and royalties. Finally, because many of the companies with which we do business also are in the biotechnology industry, the volatility of that industry can affect us indirectly as well as directly. The same factors that affect us directly also can adversely affect us indirectly by affecting the ability of our partners and others with whom we do business to meet their obligations to us and reduce our ability to realize the value of the consideration provided to us by these other companies in connection with their licensing of our products.

### We face competition in acquiring existing "passive" royalties and locating suitable passive royalties to acquire.

There are a limited number of suitable and attractive opportunities to acquire high-quality royalties available in the market. Many potential royalty acquisition targets do not meet our criteria, and for those that do, we may face significant competition for these acquisitions from companies that market the products on which royalties are paid, financial institutions and others. This competition to acquire such royalties may increase. These competitors may be able to access lower cost capital, may be larger than us, may cause the price we pay for such royalty assets to increase, may have relationships that provide them access to opportunities before us, or may be willing to acquire royalties for lower projected returns than we are. Unsuccessful attempts to acquire new royalties because of transactions that do not meet our criteria or because of such competition could result in significant costs to us, could hurt our reputation and divert management and financial resources. Ligand may have to pursue different avenues such as project finance and special situations in order to create and capture royalty value.

### Information available to us about the biopharmaceutical products underlying the royalties we purchase and invest in may be limited and, therefore, our ability to analyze each product and its potential future cash flow may be similarly limited.

We may have limited information concerning the products generating the royalties we are evaluating for acquisition. At times, the information we have regarding products following our acquisition of a royalty may be limited to the information that is available in the public domain. Therefore, there may be material information that relates to such products that we would like to know but do not have and may not be able to obtain. For example, we do not always know the results of studies conducted by marketers of the products or others or the nature or amount of any complaints from doctors or users of such products. In addition, the market data that we obtain independently may also prove to be incomplete or incorrect. Due to these and other factors, the actual cash flow from a royalty may be significantly lower than our estimates.

***A significant portion of our future income is dependent upon numerous royalty-specific assumptions and, if these assumptions prove not to be accurate, we may not achieve our expected rates of returns.***

Our business model is based on multiple-year internal and external forecasts regarding product sales and numerous product-specific assumptions in connection with each royalty acquisition, including where we have limited information regarding the product, sales of our products and licenses to our technology. There can be no assurance that the assumptions underlying our financial models, including those regarding product sales or competition, patent expirations, exclusivity terms, license terms or license terminations for the products underlying our portfolio, products and technology, are accurate. These assumptions involve a significant element of subjective judgment and may be adversely affected by post-acquisition changes in market conditions and other factors affecting the underlying product or technology. The risks relating to these assumptions may be exacerbated for development-stage product candidates due to the uncertainties around their development, labeling, regulatory approval, commercialization timing, manufacturing and supply, competing products or related factors. With respect to our partnered programs, our assumptions regarding the financial stability or operational or marketing capabilities of the partner obligated to pay us royalties or license, milestone or other service payments, may also prove, and in the past have proven, to be incorrect. Due to these and other factors, the assets in our current portfolio or future assets, or our current or future products or technology, may not generate expected returns or returns in line with our historical financial performance or in the time periods we expect or at all, which could adversely affect our financial condition and results of operation.

***The insolvency of any of our partners or third-parties who are developing or commercializing products to which we have economic rights could adversely affect our receipt of cash flows on the related milestones or royalties that we own.***

If any of our partners or third-parties who are developing or commercializing products to which we have economic rights were to become insolvent and seek to reorganize under Chapter 11 of Title 11 of the U.S. Code, as amended, or the Bankruptcy Code, or liquidate under Chapter 7 of the Bankruptcy Code (or foreign equivalent), such event could delay or impede the payment of the amounts due to us under any license agreement, royalty purchase agreement or other contract under which we have acquired economic rights, pending a resolution of the insolvency proceeding. Unless we obtained a secured interest, any unpaid royalty payments under our license agreements with our partners and third-parties due for the period prior to the filing of the bankruptcy proceeding could become unsecured claims against such partner or third-party, which might not be paid in full or at all. The actual payment of such post-filing royalty payments could be delayed for a substantial period of time and might not be in the full amount due under such agreements. Given the nature of our royalty purchase agreements, royalty payments due to our partners or third-parties prior to or after a bankruptcy proceeding may not be subject to the insolvency proceeding and may be considered our property, meaning there is a reduced risk of payment delay and/or non-payment. Nevertheless, a partner or third-party or another party with an interest in an insolvency proceeding may attempt to recharacterize the royalty purchase agreement and claim that the royalty payments are property of the bankruptcy estate, in which case we would rely upon contractual protections related to such recharacterizations, which may not be respected in bankruptcy. In addition, certain of agreements with our partners or third-parties permit us to take a secured interest in the intellectual property underlying the licenses and royal purchase agreements and/or other collateral, which may improve our risk profile in an insolvency proceeding. However, even if such transactions are collateralized, we may be, or may become, under-secured in that collateral, or such collateral may lose value or may be liquidated at prices not sufficient to recover the full amount we are due pursuant to the terms of the agreements covering the particular assets, and we therefore may not be able to recuperate our capital expenditures associated with such transaction.

In some cases and depending on the terms of the agreement, we are not the licensor and instead are dependent on the licensor to enforce its right to royalties under an agreement with a licensee. In any bankruptcy proceeding, the licensor would be prevented by the automatic stay from taking any action to enforce its rights without the permission of the bankruptcy court. In addition, such partner or third-party could elect to reject the license agreement. Though this would prohibit such partner or third-party from continuing to market the applicable product, it would require the licensor to undertake a new effort to market the applicable product with another distributor. Such proceedings could adversely affect the ability of a partner or other payor to make payments with respect to a royalty, and could consequently adversely affect our business, financial condition or results of operations.

***The commercial success of our product candidates will depend upon the degree of market acceptance by physicians, patients, third-party payers and others in the medical community.***

The commercial success of our products, if approved for marketing, will depend in part on the medical community, patients and third-party payers accepting our product candidates as effective and safe. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of our products, if approved for marketing, will depend on a number of factors, including:

- the safety and efficacy of the products, and advantages over alternative treatments;

- the labeling of any approved product;

- the prevalence and severity of any side effects, including any limitations or warnings contained in a product's approved labeling;

- the prevalence of the disease or condition for which the product is approved;

- the emergence, and timing of market introduction, of competitive products;

- the effectiveness of our and our collaboration partners' marketing strategy;

- obtaining and maintaining adequate pricing and reimbursement; and

- sufficient third-party insurance coverage or governmental reimbursement, which may depend on our ability to provide compelling evidence that a product meaningfully improves health outcomes to support such insurance coverage or reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be known until after it is launched. Any failure to achieve market acceptance for our product candidates will harm our business, results and financial condition.

Furthermore, government agencies, as well as private organizations involved in healthcare, from time to time publish guidelines or recommendations to healthcare providers and patients. Such guidelines or recommendations can be very influential and may adversely affect product usage directly (for example, by recommending a decreased dosage of a product in conjunction with a concomitant therapy) or indirectly (for example, by recommending a competitive product over a product in which we have an ownership or royalty interest). Consequently, we do not know if physicians or patients will adopt or use products in which we have an ownership or royalty interest for their approved indications.

### *The success of our business depends on key members of our team.*

We depend on the expertise, skill and network of business contacts of key members of our team, who evaluate, negotiate, structure, execute, monitor and service our assets and portfolio. Our future success depends to a significant extent on the continued service and coordination of our team. Our executives must devote substantially all of their business time to managing us, unless otherwise approved by the board of directors. Despite this, key members of our team may have other demands on their time, and we cannot assure you that they will continue to be actively involved in our business. The departure of any of these individuals or competing demands on their time could adversely affect our business, financial condition or results of operations.

Our key professionals have relationships with participants in the biopharmaceutical industry, financial institutions and other professionals, which we rely upon to source potential asset acquisition opportunities. If our key professionals fail to maintain such relationships, or to develop new relationships with other sources, we may not be able to grow our portfolio. In addition, we can offer no assurance that these relationships, even if maintained, will generate royalty acquisition opportunities for us in the future.

### Risks Related to Intellectual Property:

### *Third-party intellectual property may prevent us or our partners from developing our potential products; our and our partners' intellectual property may not prevent competition; and any intellectual property issues may be expensive and time consuming to resolve.*

The manufacture, use or sale of our potential products or our licensees' products or potential products may infringe the patent rights of others. If others obtain patents with conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms, or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products, platform and technology.

Generally, our success will depend on our ability and the ability of our partners to obtain and maintain patents and other intellectual property rights for our and their potential products and technologies. Our patent position is uncertain and involves complex legal and technical questions for which legal principles are unresolved. Even if we or our partners do obtain patents, such patents may not adequately protect the technology we own or have licensed.

We permit our partners to list our patents that cover their branded products in the Orange Book. If a third-party submits a new drug application ("NDA") or abbreviated new drug application ("ANDA") for a generic drug product that relies in whole or in part on studies contained in our partner's NDA for their branded product, the third-party will have the option to certify to the FDA that, in the opinion of that third-party, the patents listed in the Orange Book for our partner's branded product are invalid, unenforceable, or will not be infringed by the manufacture, use or sale of the third-party's generic drug product. A third-party certification that a new product will not infringe Orange Book-listed patents, or that such patents are invalid, is called a paragraph IV patent certification. If the third-party submits a paragraph IV patent certification to the FDA, a notice of the paragraph IV patent certification must be sent to the NDA owner and the owner of the patents that are subject to the paragraph IV patent certification notice once the third-party's NDA or ANDA is accepted for filing by the FDA. A lawsuit may then be initiated to defend the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of the receipt of notice of a paragraph IV patent certification automatically prevents the FDA from approving the generic NDA or ANDA until the earlier of the expiration of a 30-month period, the expiration of the patents, the entry of a settlement order stating that the patents are invalid or not infringed, a decision in the infringement case that is favorable to the NDA or ANDA applicant, or such shorter or longer period as the court may order. If a patent infringement lawsuit is not initiated within the required 45-day period, the third-party's NDA or ANDA will not be subject to the 30-month stay.

Several third parties have challenged, and additional third parties may challenge, the patents covering our partner's branded products, including Kyprolis and Evomela, which could result in the invalidation or unenforceability of some or all of the relevant patent claims. We may from time to time become party to litigation or other proceedings as a result of Paragraph IV certifications. For example, as a result of the settlement of one such matter, Teva will be permitted to market a generic version of Evomela in the United States starting on June 1, 2026 or earlier under certain circumstances. The terms of the settlement agreement are otherwise confidential. Also, as noted above, Amgen previously settled patent litigation related to Kyprolis on confidential terms with several parties, but it has been publicly reported that the U.S. launch date for at least Breckenridge Pharmaceuticals' applicable generic product will be "on a date that is held as confidential in 2027 or sooner, depending on certain occurrences."

In addition, we cannot assure you that all of the potentially relevant prior art information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention-relating to our and our partners' patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application, and we or our partners may be subject to a third-party pre-issuance submission of prior art to the USPTO. Even if our patent applications do successfully issue and even if such patents cover our or our partner's products or potential products, third parties may initiate litigation or opposition, interference, re-examination, post-grant review, *inter partes* review, nullification or derivation action in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated, may allow third parties to commercialize our or our partners' products and compete directly with us and our partners, without payment to us or our partners, or limit the duration of the patent protection of our and our partners' technology and products.

In addition, similar to what other companies in our industry have experienced, we expect our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our technologies infringes these patents. Defense of infringement and other claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, or may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products or services and could result in the award of substantial damages against us, including treble damages, attorney's fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. As discussed above, we may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we could encounter delays in product or service introductions while we attempt to develop alternative products or services to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing products or services, and the prohibition of sale of any of our technologies could materially affect our business and our ability to gain market acceptance for our technology.

Litigation or other proceedings to enforce or defend intellectual property rights are often very complex in nature, may be very expensive and time-consuming, may divert our management's attention from our core business, and may result in unfavorable results that could adversely impact our ability to prevent third parties from competing with our partner's products or technologies. Any adverse outcome of such litigation or other proceedings could result in one or more or our patents being held invalid or unenforceable, which could adversely affect our ability to successfully execute our business strategy and negatively impact our financial condition and results of operations. However, given the unpredictability inherent in litigation, we cannot predict or guarantee the outcome of these matters or any other litigation. Regardless of how these matters are ultimately resolved, these matters may be costly, time-consuming and distracting to our management, which could have a material adverse effect on our business. It may be necessary for us to pursue litigation or adversarial proceedings before the patent office in order to enforce our patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. The outcome of any such litigation might not be favorable to us, and even if we were to prevail, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

In addition, periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and or applications will be due to the U.S. and various foreign patent offices at various points over the lifetime of our and our licensees' patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on our outside patent annuity service to pay these fees when due. Additionally, the U.S. and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We engage reputable law firms and other third-party professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Any conflicts with the patent rights of others could significantly reduce the coverage of our patents or limit our ability to obtain meaningful patent protection. For example, our European patent related to Agglomerated forms of Captisol was limited during an opposition proceeding, and the rejection of our European patent application related to High Purity Captisol was upheld on appeal. In addition, any determination that our patent rights are invalid may result in early termination of our agreements with our license partners and could adversely affect our ability to enter into new license agreements. We also rely on unpatented trade secrets and know-how to protect and maintain our competitive position. We require our employees, consultants, licensees and others to sign confidentiality agreements when they begin their relationship with us. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our competitors may independently discover our trade secrets.

We may also need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others' rights. If this occurs, a court may find our patents or those of our licensors invalid or may find that we have infringed on a competitor's rights. In addition, if any of our competitors have filed patent applications in the United States prior to March 2013 which claim technology we also have invented, the United States Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology.

In addition, our agreements with some of our partners, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, financial condition, results of operations and prospects. The occurrence of any of the foregoing problems could be time-consuming and expensive and could adversely affect our financial position, liquidity and results of operations.

***If we are unable to obtain and maintain sufficient intellectual property protection for our products, platform and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technologies or a platform similar or identical to ours, and our ability to successfully sell our platform and services may be impaired.***

Our success depends in part on our ability to obtain and maintain adequate protection of the intellectual property we may own solely and jointly with others or otherwise have rights to, particularly patents, in the United States and in other countries with respect to our platform, our software and our technologies, without infringing the intellectual property rights of others.

We strive to protect and enhance the proprietary technologies that we believe are important to our business, including seeking patents intended to cover our platform and related technologies and uses thereof, as we deem appropriate. However, obtaining and enforcing patents in our industry is costly, time-consuming and complex, and we may fail to apply for patents on important products and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. There can be no assurance that the claims of our patents (or any patent application that issues as a patent), will exclude others from making, using, importing, offering for sale, or selling products or services that are substantially similar to ours. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. In countries where we have not sought and do not seek patent protection, third parties may be able to manufacture and sell our technology without our permission, and we may not be able to stop them from doing so. We may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties or deemed unenforceable by a court. It is possible that others will design around our current or future patented technologies. As a result, our owned and licensed patents and patent applications comprising our patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology and products similar to any of our products, platform and technology.

In addition, we may identify third-party intellectual property and technology we may need to acquire or license in order to engage in our business, including to develop or commercialize new technologies. However, such licenses may not be available to us on acceptable terms or at all. Furthermore, geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future license partners and the maintenance, enforcement or defense of our issued patents or those of any current or future license partners. For example, the United States and foreign government actions related to Russia's conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our or our license partners' patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, we or our license partners would not be able to prevent third parties from practicing our or our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

### Issued patents directed to our platform and technology could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications (including licensed patents) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents or amendment to our patents in such a way that any resulting protection may lead to increased competition to our business, which could harm our business. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products, platform and technology.

We may not be aware of all third-party intellectual property rights potentially relating to our products, platform and technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We or our licensors might not have been the first to make the inventions included in each of our pending patent applications and we or our licensors might not have been the first to file patent applications for these inventions. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications or licensed patents and patent applications has been found, which could be used by a third-party to challenge their validity, or prevent a patent from issuing from a pending patent application.

To determine the priority of these inventions, we may have to participate in interference proceedings (with respect to patent applications filed prior to March 2013), derivation proceedings or other post-grant proceedings declared by the USPTO that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction.

***The validity, scope and enforceability of any patents that cover our partners' biologic product candidate can be challenged by third parties.***

For biologics, the Biologics Price Competition and Innovation Act of 2009, BPCIA, provides a mechanism for one or more third parties to seek FDA approval to manufacture or sell biosimilar or interchangeable versions of brand name biological products. Due to the large size and complexity of biological products, as compared to small molecules, a biosimilar must be "highly similar" to the reference product with "no clinically meaningful differences between the two." The BPCIA does not require reference product sponsors to list patents in an Orange Book and does not include an automatic 30-month stay of FDA approval upon the timely filing of a lawsuit. The BPCIA, however, does require a formal pre-litigation process which includes the exchange of information between a biosimilar applicant and a reference biologic sponsor that includes the identification of relevant patents and each parties' basis for infringement and invalidity. After the exchange of this information, sponsors may then initiate a lawsuit within 30 days to defend the patents identified in the exchange. If the biosimilar applicant successfully challenges the asserted patent claims it could result in the invalidation of, or render unenforceable, some or all of the relevant patent claims or result in a finding of non-infringement. Such litigation or other proceedings to enforce or defend intellectual property rights are often very complex in nature, may be very expensive and time-consuming, may divert our management's attention from our core business, and may result in unfavorable results that could limit our partners' ability to prevent third parties from competing with their products or product candidates.

***We are typically not involved in maintaining, enforcing and defending patent rights on products that generate our royalties.***

Our right to receive royalties generally depends on the existence of valid and enforceable claims of registered or issued patents in the United States and elsewhere in the world. The products on which we receive payments are dependent on patent protection and on the fact that the manufacturing, marketing and selling of such products do not infringe, misappropriate or otherwise violate intellectual property rights of third parties. Typically, we have no ability to control the prosecution, maintenance, enforcement or defense of patent rights, but must rely on the willingness and ability of our partners or their marketers to do so. There can be no assurance that these third parties will vigorously prosecute, maintain, enforce or defend such rights. Even if such third parties seek to prosecute, maintain, enforce or defend such rights, they may not be successful.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has been the subject of much litigation. Furthermore, changes in patent laws or interpretation of patent laws in the United States and in other jurisdictions could increase the uncertainties surrounding the successful prosecution of patent applications and the successful enforcement or defense of issued patents by our partners, all of which could diminish the value of patent protection relating to the biopharmaceutical assets. As a result, the issuance, scope, validity, enforceability and commercial value of the patent rights of our partners and their marketers are highly uncertain. In addition, such third parties' pending and future patent applications may not result in patents being issued which protect their products, development-stage product candidates and technologies or which effectively prevent others from commercializing competitive products, development-stage product candidates and technologies. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance.

Even if the patent applications our partners and their marketers license or own do issue as patents, they may not issue in a form that will provide them with any meaningful protection, prevent competitors or other third parties from competing with them or otherwise provide them with any competitive advantage. Competitors or other third parties may be able to circumvent patents of our partners and their marketers by developing similar or alternative products in a non-infringing manner. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit the ability of our partners and their marketers from preventing others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of their products, development-stage product candidates and technologies.

Any loss or reduction in the scope or duration of patent protection for any product that generates our royalties, or any failure to successfully prosecute, maintain, enforce or defend any patents that protect any such product may result in a decrease in the sales of such product and any associated royalties payable to us. Any such event would adversely affect the ability of the payor to make payments of royalties to us or may otherwise reduce the value of our royalties, and could consequently adversely affect our business, financial condition or results of operations. In cases where our contractual arrangements with our partner permit us to do so, we could participate in patent suits brought by third parties but this could result in substantial litigation costs, divert management's attention from our core business and there can be no assurance that such suits would be successful.

***Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products, platform and technology.***

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish our ability to protect our inventions, obtain, maintain, enforce and protect our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our future owned and licensed patents. Depending on future actions by the United States Congress, the United States courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our or our license partners' ability to obtain new patents and patents that we or our license partners' might obtain in the future. For example, on June 1, 2023, the European Union Patent Package ("EU Patent Package") regulations were implemented with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court ("UPC") for litigation involving European patents. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, now by default automatically fall under the jurisdiction of the UPC. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. Our or our license partners' European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC's existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We or our license partners may decide to opt out future European patents from the UPC, but doing so may preclude us or our license partners from realizing the benefits of the UPC. Moreover, if we or our license partners do not meet all of the formalities and requirements for opt-out under the UPC, our or our license partners' future European patents could remain under the jurisdiction of the UPC. The UPC will provide our and our license partners' competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunction. Such a loss of patent protection could have a material adverse impact on our or our license partners business and ability to commercialize our technology and product candidates and, resultantly, on our business, financial condition, prospects and results of operations.

***We rely on in-licenses from third parties. If we lose these rights, our business may be materially and adversely affected, our ability to develop improvements to our technology platform may be negatively and substantially impacted, and if disputes arise, we may be subjected to future litigation, as well as the potential loss of or limitations on our ability to incorporate the technology covered by these license agreements.***

We are party to royalty-bearing license agreements that grant us rights to practice certain patent rights that are related to our products, platform and technology. In spite of our efforts to comply with our obligations under our in-license agreements, our licensors might conclude that we have materially breached our obligations under our license agreements and might therefore, including in connection with any aforementioned disputes, terminate the relevant license agreement, thereby removing or limiting our ability to develop and commercialize technology covered by these license agreements. If any such in-license is terminated, or if the licensed patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to market or develop technologies similar to ours.

In addition, absent the rights granted to us under our license agreements, we may infringe the intellectual property rights that are the subject of those agreements, we may be subject to litigation by the licensor, and if such litigation by the licensor is successful we may be required to pay damages to our licensor, or we may be required to cease our development and commercialization activities that are deemed infringing, and in such event we may ultimately need to modify our activities or technologies to design around such infringement, which may be time- and resource-consuming, and which ultimately may not be successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our rights to certain components of our technology platform, may be licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage.

Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights. In addition, certain of our agreements with third parties may provide that intellectual property arising under these agreements, such as data that could be valuable to our business, will be owned by the third-party, in which case, we may not have adequate rights to use such data or have exclusivity with respect to the use of such data, which could result in third parties, including our competitors, being able to use such data to compete with us.

***We may be subject to claims challenging the inventorship of our patents and other intellectual property.***

We or our licensors may be subject to claims that former employees, partners or other third parties have an interest in our or our in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. Litigation may be necessary to defend against these and other claims challenging inventorship of our or our licensors' ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our systems, including our software, workflows, consumables and reagents. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain partners or partners may defer engaging with us until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

***If we are unable to protect the confidentiality of our information and our trade secrets, the value of our technology could be materially and adversely affected and our business could be harmed.***

We rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, including parts of our technology platform, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market. If we are required to assert our rights against such party, it could result in significant cost and distraction.

Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third-party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, some courts both within and outside the United States may be less willing, or unwilling, to protect trade secrets. Further, we may need to share our trade secrets and confidential know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors.

We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third-party, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If any of our trade secrets were to be disclosed to or independently discovered by a competitor or other third-party, it could harm our business, financial condition, results of operations and prospects.

**Risks Related to Government Regulation and Legal Proceedings:**

***Market acceptance and sales of any approved product will depend significantly on the availability and adequacy of coverage and reimbursement from third-party payors and may be affected by existing and future healthcare reform measures.***

Sales of the products we may market or license to our collaboration partners and the royalties we receive will depend in large part on the extent to which coverage and reimbursement is available from government and health administration authorities, private health maintenance organizations and health insurers, and other healthcare payors. Significant uncertainty exists as to the reimbursement status of healthcare products. Healthcare payors, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for medical products. Even if a product is approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover the costs associated with the research, development, marketing and sale of the product. If government and other healthcare payors do not provide adequate coverage and reimbursement levels for any product, market acceptance and any sales could be reduced.

From time to time, legislation is implemented to reign in rising healthcare expenditures. By way of example, the Affordable Care Act ("ACA") was enacted in 2010 and included a number of provisions affecting the pharmaceutical industry, including, among other things, annual, non-deductible fees on any entity that manufactures or imports some types of branded prescription drugs and increases in Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. It is possible that the ACA will be subject to judicial or congressional challenges or legislative modifications in the future. It is unclear how such challenges or modifications, and the healthcare reform measures of the current administration, will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, beginning April 1, 2013, Medicare payments to providers were reduced under the sequestration required by the Budget Control Act of 2011, which will remain in effect through 2032, unless additional Congressional action is taken. Additionally, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, beginning January 1, 2024. Previously, the Medicaid rebate was capped at 100% of a drug's average manufacturer price, or AMP.

The cost of prescription pharmaceuticals in the United States has also been the subject of considerable discussion in the United States. There have been several Congressional inquiries, as well as legislative and regulatory initiatives and executive orders designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In addition, on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of march-in rights, which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain whether that will continue under the new framework. It is unclear whether or how much such rights may be exercised.

Moreover, the federal government and the individual states in the United States have become increasingly active in developing proposals, passing legislation and implementing regulations designed to control drug pricing, including price or patient reimbursement constraints, discounts, formulary flexibility, marketing cost disclosure, drug price increase reporting, and other transparency measures. These types of initiatives may result in additional reductions in Medicare, Medicaid, and other healthcare funding.

Most significantly, on August 16, 2022, the former President Biden signed the Inflation Reduction Act of 2022 ("IRA") into law. This statute marks the most significant action by Congress with respect to the pharmaceutical industry since adoption of the ACA in 2010. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services ("HHS") to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. HHS has generally won substantive disputes in these cases, including cases on appeal, although certain cases continue to seek appellate review.

We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage and payment criteria, new payment methodologies and additional downward pressure on the prices that can be realized for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us or our partners from being able to generate revenue, attain profitability, or commercialize drugs. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for drug candidates or additional pricing pressures.

The current administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions and proposals may, for example, include directives: (1) reducing agency workforce and cutting programs; (2) rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation, or CMMI, to consider new payment and healthcare models to limit drug spending; (3) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (4) imposing tariffs on imported pharmaceutical products; and (5) directing certain federal agencies to enforce existing law regarding hospital and plan price transparency and by standardizing prices across hospitals and health plans. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA. This could lower the price that we receive for any approved product. Furthermore, on July 4, 2025, legislation commonly referred to as the One Big Beautiful Bill Act ("OBBBA") was signed into law, which reduced funding to federal healthcare programs and imposed additional requirements to be eligible for healthcare, which may result in decreased access to healthcare, particularly in Medicaid programs. We cannot predict with certainty what impact any federal or state health reforms will have on us, but such changes could impose new or more stringent regulatory requirements or result in reduced reimbursement for our products, any of which could adversely affect our business, results of operations and financial condition.

***If we or our commercialization partners market products in a manner that violates healthcare laws, we may be subject to civil or criminal penalties.***

We and our collaboration partners are subject to federal and state healthcare laws, including fraud and abuse, government price reporting, anti-kickback, false claims, physician payment transparency and civil monetary penalties. These laws may impact, among other things, financial arrangements with physicians, sales, marketing and education programs and the manner in which any of those activities are implemented. If our operations or those of our collaboration partners are found to be in violation of any of those laws or any other applicable governmental regulations, we or our collaboration partners may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment, exclusion from government healthcare programs or the curtailment or restructuring of operations, any of which could adversely affect our ability to operate our business and our financial condition.

Pricing and rebate calculations vary among products and programs. The calculations are complex and are often subject to interpretation by our collaboration partners, governmental or regulatory agencies, and the courts. CMS, the Department of Health & Human Services Office of Inspector General, and other governmental agencies have pursued manufacturers that were alleged to have failed to report these data to the government in a timely or accurate manner. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. We cannot assure you that any submissions by our collaboration partners to federal healthcare programs, and other governmental drug pricing programs, will not be found to be incomplete or incorrect.

***Changes in and actual or perceived failures to comply with applicable data privacy, security and protection laws, regulations, standards and contractual obligations may adversely affect our business, operations and financial performance.***

We and our partners may be subject to federal, state, and foreign laws and regulations that govern data privacy and security. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues, which may affect our business and may increase our compliance costs and exposure to liability. In the United States, numerous federal and state laws and regulations govern the collection, use, disclosure, and protection of personal information, including state data breach notification laws, federal and state health information privacy laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations by courts and government agencies, creating complex compliance issues. If we fail to comply with applicable laws and regulations we could be subject to penalties or sanctions. For example, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder (collectively, "HIPAA") or applicable state laws. Depending on the facts and circumstances, we could be subject to criminal and civil penalties if we violate HIPAA. Requirements for compliance under HIPAA are also subject to changes, as the U.S. Department of Health and Human Services Office of Civil Rights issued a proposed rule that would amend certain security compliance requirements for covered entities and business associates.

Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, CCPA went into effect on January 1, 2020. The CCPA created new individual privacy rights for California residents, including the right to opt out of certain disclosures of their data, the right to limit the use and disclosure of sensitive personal information (including health information). The CCPA places increased privacy and security obligations on entities handling certain personal data of California residents or households, limits data use and mandates audit requirements for higher risk data. The CCPA also creates as a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach Although there are limited exemptions for clinical trial data and some other health data under the CCPA, as currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and Protected Health Information ("PHI"). The CCPA is enforced by the California Privacy Protection Agency, a data protection authority, which has the power to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may be required. Similar laws have passed in other states and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. Many states have adopted statewide comprehensive privacy laws and other states have privacy legislation that is pending. Many of these new state laws contain some type of exemption for information collected under HIPAA and some data processed in the context of clinical trials, either at the entity level or the data level, so the impact might be limited particularly as it relates to PHI. Some states also have laws that specifically focus on the processing of personal data related to individuals' health, including California's Confidentiality of Medical Information Act and Washington's My Health My Data Act. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition. Further, the existence of comprehensive privacy laws in different states in the country would make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for non-compliance.

In addition, all 50 U.S. states and territories and international jurisdictions have varying breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential data experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. We also may be contractually required to notify patients or other counterparties of a security breach. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

We are also or may become subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, GDPR governs certain collection and other processing activities involving personal data about individuals in the European Economic Area ("EEA"). Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. The European Data Protection Board continues to release guidelines for industries and impose fines related to the GDPR, some of which have been very significant, including proposed amendments to the GDPR in November 2025. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. The EU-US Data Privacy Framework ("DPF") also introduced a transfer mechanism for transfers between the E.U. and U.S. with a new redress mechanism for E.U. citizens which addresses a key concern in the previous Court of Justice of the European Union judgments and may mean transfers under standard contractual clauses are less likely to be challenged in future. With the advice of outside counsel and privacy experts, we take appropriate steps to ensure transfers of personal data outside the EEA and the UK, including to the United States, are conducted in a manner consistent with applicable law and legal requirements. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As a result, we may have to make certain operational changes and we will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames. Since the beginning of 2021, after the end of the transition period following the United Kingdom's departure from the European Union, we are also subject to the United Kingdom data protection regime, which imposes separate but similar obligations to those under the GDPR and comparable penalties, including fines of up to £17.5 million or 4% of a noncompliant company's global annual revenue for the preceding financial year, whichever is greater. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business. In addition, on June 19, 2025, the UK's Data (Use and Access) Act 2025 (the "DUAA") was granted Royal Assent, implementing various measures concerning data usage in the UK and reforming data protection laws. The provisions within the DUAA will come into force through 2026, and it remains too soon to tell how the DUAA will be implemented and what impact it will have on our international activities. Further, other EU and member state laws and regulations may impose further obligations or restrictions on processing health information in the EEA, such as the European Health Data Space Regulation. In the EEA, the NIS 2 Directive ("NIS 2") is replacing the cybersecurity legal framework under the current NIS framework, aiming to ensure a high level of cybersecurity in the region. NIS 2 brings new medium and large organizations providing services in the EEA within scope of the legal framework. It extends to additional sectors and expands the list of in-scope healthcare organizations, including to certain providers engaged in research and development of medicinal products. The new regime imposes direct obligations on management in respect of an in-scope organization's compliance with NIS 2, requires covered organizations to put in place certain cyber risk management measures, strengthens incident reporting requirements and provides supervisory authorities with greater oversight. The majority of obligations will come into force when national legislation implementing NIS 2 becomes effective in the relevant EU member state. EU member states had until October 17, 2024 to transpose NIS 2 into national legislation, although many countries have still not completed the transposition. As such, the cybersecurity regulatory landscape in the EU is currently fragmented and uncertain. To the extent that we become subject to NIS 2 in the future, we may require additional investment of our resources in compliance programs. Under NIS 2, companies may be subject to administrative fines of up to the higher amount of €10 million or 2% of worldwide turnover.

Furthermore, the FTC also has authority to initiate enforcement actions against entities that make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of personal health information, fail to implement policies to protect personal health information or engage in other unfair practices that harm customers or that may violate Section 5 of the FTC Act. Failing to take appropriate steps to keep consumers' personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Additionally, the FTC's Health Breach Notification Rule applies to health apps and other similar technologies and expanded breach notification requirements, which adds complexity to compliance obligations. Further, the SEC implemented rules around incident reporting, requiring cybersecurity incidents to be reported four business days after determining that an incident is material. Federal and state consumer protection laws are increasingly being applied by FTC and states' attorneys general to regulate the collection, use, storage, and disclosure of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content.

Compliance with applicable data privacy and security laws, rules and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our or our partners' ability to operate in certain jurisdictions. Each of these constantly evolving laws can be subject to varying interpretations. If we fail to comply with any such laws, rules or regulations, we may face government investigations and/or enforcement actions, fines, civil or criminal penalties, private litigation or adverse publicity that could adversely affect our business, financial condition and results of operations.

***The use of Artificial Intelligence ("AI") present unique risks and challenges that could adversely impact our business.***

We may use certain AI technologies, which presents risks and challenges that could adversely impact our business. As with many innovations, ineffective or inadequate AI development or deployment practices could result in unintended consequences. For example, AI algorithms we use in connection with our operations may be flawed or based on datasets that are biased or insufficient, potentially leading to errors in our business processes. Disruption or failure in AI functionality could adversely affect our business, cause delays or inaccuracies in our offerings, or harm our reputation. Conversely, if we are unable to adopt and deploy AI effectively as quickly as our competitors, it may cause us to be relatively less productive or innovative, adversely impacting our competitiveness and requiring additional investments that increase our costs. Laws and regulations regarding AI technologies are rapidly evolving as well, including in the areas of intellectual property, cybersecurity, privacy, and data protection. Compliance with new or changing laws, regulations, or industry standards relating to AI may impose significant operational and financial burdens and may limit our ability to develop, deploy, or use AI technologies in our business.

***The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we or our partners are ultimately unable to obtain regulatory approval for product candidates, our business will be substantially harmed.***

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of drugs and biologics are subject to extensive regulation by the FDA in the U.S. and by comparable foreign regulatory authorities in foreign markets. In the U.S., neither we nor our partners are permitted to market our product candidates in the U.S. until we receive approval of a biologics license application ("BLA") or an NDA from the FDA. The process of obtaining such regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA and comparable regulatory authorities have substantial discretion in the approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval of a product candidate is never guaranteed. Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized.

Prior to obtaining approval to commercialize a drug or biological product candidate in the U.S. or abroad, we or our partners must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses, and in the case of biological products in the U.S., that such product candidates are safe, pure and potent. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we or our partners believe available nonclinical or clinical data support the safety purity, potency or efficacy of our product candidates, such data may not be sufficient to obtain approval from the FDA and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us or our partners to conduct additional nonclinical studies or clinical trials for our product candidates either prior to or post-approval, or may object to elements of clinical development programs.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

- such authorities may disagree with the design or execution of clinical trials;

- negative or ambiguous results from clinical trials or results may not meet the level of statistical significance or persuasiveness required by the FDA or comparable foreign regulatory agencies for approval;

- serious and unexpected drug-related side effects may be experienced by participants in clinical trials or by individuals using drugs similar to the applicable product candidates;

- the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we or our partners seek approval;

- such authorities may not accept clinical data from trials that are conducted at clinical facilities or in countries where the standard of care is potentially different from that of their own country;

- we or our partners may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

- such authorities may disagree with our or our partners' interpretation of data from preclinical studies or clinical trials;

- such authorities may not agree that the data collected from clinical trials are acceptable or sufficient to support the submission of a BLA, NDA or other submission or to obtain regulatory approval in the U.S. or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

- such authorities may disagree with us or our partners regarding the formulation, labeling and/or product specifications;

- approval may be granted only for indications that are significantly more limited than those sought by us or our partners, and/or may include significant restrictions on distribution and use;

- such authorities may find deficiencies in the manufacturing processes or facilities of the third-party manufacturers utilized for clinical and commercial supplies; or

- such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. Even if we or our partners eventually complete clinical trials and receive approval of a BLA, NDA or comparable foreign marketing application for our product candidates, the FDA or comparable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials and/or the implementation of burdensome monitoring requirements to address safety concerns. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate, which could materially and adversely impact our revenues, business and prospects.

***Pharmaceutical products are subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense.***

For any regulatory approvals that we or our partners may receive for our respective product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will remain subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as ongoing compliance with current Good Manufacturing Practices ("cGMPs") and Good Clinical Practice requirements for any clinical trials that we or they may conduct. In addition, manufacturers of drug and biological products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. In addition, regulatory approvals require the submission of periodic reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product, and such approvals may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a Risk Evaluation and Mitigation Strategy as a condition of approval, which could include requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

If we, our partners or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA and other comparable foreign regulatory requirements may lead to administrative or judicially imposed sanctions, including:

- restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

- restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

- fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;

- refusal by the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of approvals;

- product seizures or detentions, or refusal to permit the import or export of products; and

- injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our or our partners' ability to commercialize and generate revenue from products and could require us or our partners to expend significant time and resources in response and could generate negative publicity. In addition, the FDA's and other regulatory authorities' policies may change and additional government regulations may be promulgated that could prevent, limit or delay marketing authorization of any product candidates we or our partners develop. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

***We or our collaboration partners may rely on orphan drug status to develop and commercialize certain of our product candidates, but orphan drug designations may not confer marketing exclusivity or other expected commercial benefits and we or our collaboration partners may not be able to obtain orphan drug designations for our other product candidates.***

We may rely on orphan drug exclusivity for product candidates that we may develop. Orphan drug status confers seven years of marketing exclusivity in the United States under the Federal Food Drug, and Cosmetic Act, and up to ten years of marketing exclusivity in Europe for a particular product in a specified indication, subject to certain conditions. However, we may be unable to obtain orphan drug designations for any of our product candidates that we are currently developing or may pursue. Even if we do obtain orphan drug designations and are the first to obtain marketing approval of our product candidates for the applicable indications, we will not be able to rely on these designations to exclude other companies from manufacturing or selling biological products using the same principal molecular structural features for the same indication beyond these timeframes. Furthermore, any marketing exclusivity in Europe can be reduced from ten years to six years if the initial designation criteria have significantly changed since the market authorization of the orphan product.

For any product candidate for which we may be granted orphan drug designation in a particular indication, it is possible that another company also holding orphan drug designation for the same product candidate will receive marketing approval for the same indication before we do. If that were to happen, our applications for that indication may not be approved until the competing company's period of exclusivity expires. Even if we are the first to obtain marketing authorization for an orphan drug indication in the United States, there are circumstances under which a competing product may be approved for the same indication during the seven-year period of marketing exclusivity, such as if the later product is shown to be clinically superior to our orphan product, or if the later product is deemed a different product than ours. Further, the seven-year marketing exclusivity would not prevent competitors from obtaining approval of the same product candidate as ours for indications other than those in which we have been granted orphan drug designation, or for the use of other types of products in the same indications as our orphan product. Orphan drug designation does not shorten the development time or regulatory review time of a drug and does not give the drug any advantage in the regulatory review or approval process.

***Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business or the business of our partners.***

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. The current U.S. administration also has taken steps to reduce the number of federal employees by establishing voluntary termination programs, by position eliminations or by involuntary terminations.

If funding for the FDA is reduced or if the FDA workforce is reduced, these factors could significantly impact the ability of the FDA to timely review and process our or our partners' regulatory submissions, which may have a material adverse effect on review times or other processing functions.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business or the business of our partners. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, or if there are other significant changes in funding, it could significantly impact the ability of the FDA to provide feedback on clinical trials and development programs, to meet with sponsors and to otherwise timely review and process our regulatory submissions, which could have a material adverse effect on our business. If the timing of FDA's review and approval of new products is delayed, the timing of our or our partners' development process may be delayed which would result in delayed milestone revenues and materially harm our operations of business.

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has resumed standard inspection operations of domestic facilities where feasible, any future pandemics may lead to further inspectional or administrative delays. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to future pandemics. If a prolonged government shutdown occurs, or if global health concerns continue to hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our or our partners' regulatory submissions, which could have a material adverse effect on our business.

***If plaintiffs bring product liability lawsuits against us or our partners, we or our partners may incur substantial liabilities and may be required to limit commercialization of our approved products and product candidates.***

As is common in our industry, we and our partners face an inherent risk of product liability as a result of the clinical testing of our product candidates in clinical trials and face an even greater risk for commercialized products. Although we are not currently a party to product liability litigation, if we are sued, we may be held liable if any product or product candidate we develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of merit or eventual outcome, liability claims may result in decreased demand for any product candidates, partnered products or products that we may develop, injury to our reputation, discontinuation of clinical trials, costs to defend litigation, substantial monetary awards to clinical trial participants or patients, loss of revenue and product recall or withdrawal from the market and the inability to commercialize any products that we develop. We have product liability insurance that covers our clinical trials up to a $15.0 million annual limit. Our insurance coverage may not be sufficient to cover all of our product liability related expenses or losses and may not cover us for any expenses or losses we may suffer. If we are sued for any injury caused by our product candidates, partnered products or any future products, our liability could exceed our total assets.

***We face risks related to handling of hazardous materials and other regulations governing environmental safety.***

Our operations are subject to complex and stringent environmental, health, safety and other governmental laws and regulations that both public officials and private individuals may seek to enforce. Our activities that are subject to these regulations include, among other things, our use of hazardous materials and the generation, transportation and storage of waste. Although we have secured clearance from the EPA historically, and currently are operating in material compliance with applicable EPA rules and regulations, our business could be adversely affected if we discover that we or an acquired business is not in material compliance with these rules and regulations. In the future, we may pursue the use of other surfactant substances that will require clearance from the EPA, and we may fail to obtain such clearance. Existing laws and regulations may also be revised or reinterpreted, or new laws and regulations may become applicable to us, whether retroactively or prospectively, that may have a negative effect on our business and results of operations. It is also impossible to eliminate completely the risk of accidental environmental contamination or injury to individuals. In such an event, we could be liable for any damages that result, which could adversely affect our business.

***We may also be subject to other laws and regulations not specifically targeting the healthcare industry.***

Certain regulations not specifically targeting the healthcare industry also could have material effects on our operations. For example, the California Financing Law (the "CFL"), Division 9, Sections 22000-22780.1 of the California Financial Code, could be applied to us as a result of loans or similar arrangements we enter into with partners. If a regulator were to take the position that such loans were covered by the California Financing Law, we could be subject to regulatory action that could impair our ability to continue to operate and may have a material adverse effect on our profitability and business as we currently do not hold a CFL finance lenders license. Pursuant to an exemption under the CFL, a person may make five or fewer commercial loans with a California nexus in a 12-month period without a CFL finance lenders license if such loans are "incidental" to the business of the person making the loan. This exemption, however, creates some uncertainty as to which loans could be deemed as incidental to our business. In addition, there is another exemption that would allow a person without a CFL finance lenders license to make a single commercial loan with a California nexus in a 12-month period.

**Risk Related to Our Strategic Transactions:**

*Any difficulties from strategic acquisitions and other M&A transactions could adversely affect our stock price, operating results and results of operations.*

We may acquire companies, businesses and products with significant royalty assets or where we believe we could create significant synthetic royalties or that otherwise complement or augment our existing business. We may not be able to integrate any acquired business successfully or operate any acquired business profitably or these acquired businesses may not perform as we project. Integrating any newly acquired business could be expensive and time-consuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources and could prove to be more difficult or expensive than we predict. The diversion of our management's attention and any delay or difficulties encountered in connection with any future acquisitions we may consummate could result in the disruption of our ongoing business or inconsistencies in standards and controls that could negatively affect our ability to maintain third-party relationships. Moreover, we may need to raise additional funds through public or private debt or equity financing, or issue additional shares, to acquire any businesses or products, which may result in dilution for stockholders or the incurrence of indebtedness. In addition, the acquisition of operating biopharmaceutical companies could result in the assumption of, or exposure to, liabilities of the acquired business that are not inherent in our other royalty acquisitions, such as direct exposure to product liability claims, high fixed costs or an expansion of our operations and expense structure, thereby potentially decreasing our profitability.

As part of our efforts to acquire companies, business or product candidates or to enter into other significant transactions, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we ultimately may be unsuccessful in ascertaining or evaluating all such risks and, as a result, might not realize the intended advantages of the transaction. If we fail to realize the expected benefits from acquisitions we may consummate in the future or have consummated in the past, whether as a result of unidentified risks, integration difficulties, regulatory setbacks, litigation with current or former employees and other events, our business, results of operations and financial condition could be adversely affected. If we acquire product candidates, we will also need to make certain assumptions about, among other things, development costs, the likelihood of receiving regulatory approval and the market for such product candidates. Our assumptions may prove to be incorrect, which could cause us to fail to realize the anticipated benefits of these transactions.

In addition, we will likely experience significant charges to earnings in connection with our efforts, if any, to consummate acquisitions. For transactions that are ultimately not consummated, these charges may include fees and expenses for investment bankers, attorneys, accountants and other advisors in connection with our efforts. Even if our efforts are successful, we may incur, as part of a transaction, substantial charges for closure costs associated with elimination of duplicate operations and facilities and acquired in-process research and development charges. In either case, the incurrence of these charges could adversely affect our results of operations for particular quarterly or annual periods.

We may also seek to expand our market opportunity by acquiring securities issued by biopharmaceutical companies. Where we acquire equity securities as all or part of the consideration for M&A acquisitions or other business development activities, the value of those securities will fluctuate, and may depreciate. We may not control the companies in which we acquire securities, and as a result, we may have limited ability to determine management, operational decisions or policies of such companies. Further, such transactions may face risks and liabilities that due diligence efforts fail to discover, that are not disclosed to us, or that we inadequately assess. In addition, as a result of our business model, we may receive material non-public information about other companies. Where such information relates to a company whose equity securities we hold, we may be delayed or prevented from selling such securities when we would otherwise choose to do so, and such delay or prohibition may result in a loss or reduced gain on such securities.

*We continue to have exposure to risks related to Pelthos due to our ongoing equity ownership and other investments in Pelthos, which could adversely affect our financial condition and results of operations.*

In July 2025 and November 2025 we completed the Pelthos Transaction and the Pelthos Convertible Notes Financing, respectively, and we currently own approximately 50% of Pelthos' outstanding shares of common stock and Series A convertible preferred stock. As a result, we remain exposed to the operational, financial, legal, regulatory, and market risks associated with Pelthos. The market value of our equity interest in Pelthos may fluctuate significantly due to factors beyond our control. In addition, our continued investment in Pelthos could adversely affect our financial condition and results of operations, and investors should not view the Pelthos Transaction and the Pelthos Convertible Notes Financing as eliminating our exposure to risks associated with Pelthos.

**Other Risks:**

***Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.***

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

- the royalties from the sales of Kyprolis, Qarziba, Filspari, Evomela, Teriparatide, Vaxneuvance, Ohtuvayre, Capvaxive and Rylaze and other products sold by our partners;

- the success of our collaboration partners' preclinical and clinical programs;

- the timing of Captisol purchases for use in clinical trials and commercial products;

- the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our internal development programs, which may change from time to time;

- expenditures that we may incur to acquire or develop additional product candidates and platform technologies; and

- future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results and revenues. This variability and unpredictability could result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

***Changes or modifications in financial accounting standards, including those related to revenue recognition, may harm our results of operations.***

From time to time, the FASB either alone or jointly with other organizations, promulgates new accounting principles that could have an adverse impact on our results of operations. For example, in May 2014, FASB issued an accounting standard for revenue recognition-Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*, or ASC 606-that supersedes most current revenue recognition guidance. The guidance requires a company to recognize revenue upon transfer of goods or services to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. The guidance became effective in fiscal 2018.

Under ASC 606, Ligand estimates and books royalties in the same quarter that our partners report the sale of the underlying product. We rely on our partners' earning releases and other information from our partners to determine the sales of our partners' products and to estimate the related royalty revenues. If our partners report incorrect sales, or if our partners delay reporting of their earnings release, our royalty estimates may need to be revised and/or our financial reporting may be delayed.

***Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flow, financial condition, or results of operations.***

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. For instance, the Inflation Reduction Act of 2022 imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. In addition, the OBBBA includes significant federal tax law changes which, among other impacts, modify and make permanent certain business tax provisions originally enacted in the 2017 Tax Cuts and Jobs Act (the "Tax Act"). Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. In particular, changes in corporate tax rates, the realization of our net deferred tax assets, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act, as amended by the CARES Act or any future tax reform legislation, could have a material impact on the value of our deferred tax assets, result in significant one-time charges, and increase our future tax expenses.

***Our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be subject to certain limitations.***

As of December 31, 2025, we had U.S. federal and state net operating loss carryforwards ("NOLs") of approximately $4.3 million and $162.1 million, respectively. Our federal NOLs expire through 2037 and our state NOLs begin to expire in 2028, if not utilized. Under the Tax Act, any federal NOLs arising in taxable years ending after December 31, 2017 will carry forward indefinitely. As of December 31, 2025, we had federal and California research and development tax credit carryforwards of approximately $0 million and $24.3 million, respectively. The federal research and development tax credit carryforwards expire in various years through 2040, if not utilized. The California research and development credit will carry forward indefinitely. Under Sections 382 and 383 of Internal Revenue Code of 1986, as amended (the "Code") if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs and other pre-change tax attributes, such as research tax credits, to offset its future post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a cumulative change in our ownership by "5% shareholders," as defined in the Code, that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We believe we have experienced certain ownership changes in the past and have reduced our deferred tax assets related to NOLs and research and development tax credit carryforwards accordingly. In the event that it is determined that we have in the past experienced additional ownership changes, or if we experience one or more ownership changes as a result future transactions in our stock, then we may be further limited in our ability to use our NOLs and other tax assets to reduce taxes owed on the net taxable income that we earn. Furthermore, under the Tax Act, although the treatment of tax losses generated in taxable years beginning before December 31, 2017 has generally not changed, tax losses generated in tax years beginning after December 31, 2017 may only offset 80% of our taxable income. This change may require us to pay federal income taxes in future years despite having potentially generated a loss for federal income tax purposes in prior years. Any such limitations on the ability to use our NOLs and other tax assets could adversely impact our business, financial condition and operating results.

***If the OmniAb Distribution, together with certain related transactions (including the OmniAb Separation), failed to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, or the OmniAb Merger failed to qualify as a reorganization under Section 368(a) of the Code, we could incur significant tax liabilities.***

On March 23, 2022, we entered into (i) an Agreement and Plan of Merger (the "OmniAb Merger Agreement"), among Ligand, OmniAb, Avista Public Acquisition Corp. II, a Cayman Islands exempted company ("APAC"), and Orwell Merger Sub, Inc., a wholly owned subsidiary of APAC ("Merger Sub"), and (ii) a Separation and Distribution Agreement (the "OmniAb Separation and Distribution Agreement"), among Ligand, OmniAb and APAC. Prior to the effective time of the OmniAb Merger (defined below), APAC migrated to and domesticated as a Delaware corporation ("New OmniAb") in accordance with the terms and conditions of the OmniAb Merger Agreement. Pursuant to the OmniAb Separation and Distribution Agreement, we, prior to the effective time of the OmniAb Merger (i) transferred our then-antibody discovery business (the "OmniAb Business"), including certain of our related subsidiaries, to OmniAb (the "OmniAb Separation") and (ii) in connection therewith, distributed 100% of OmniAb's common stock held by Ligand to Ligand stockholders (the "OmniAb Distribution"). We also contributed to OmniAb cash and certain specific assets and liabilities constituting the OmniAb Business. Following the OmniAb Separation and the OmniAb Distribution, on November 1, 2022, in accordance with and subject to the terms and conditions of the OmniAb Merger Agreement, Merger Sub merged with and into OmniAb, with OmniAb continuing as the surviving company and wholly-owned subsidiary of New OmniAb on and after the effective time of the merger (the "OmniAb Merger"). In addition, New OmniAb changed its corporate name to "OmniAb, Inc." concurrently upon the effectiveness of the OmniAb Merger.

The OmniAb Separation, OmniAb Distribution and OmniAb Merger (collectively, together with certain related transactions, the "OmniAb Transactions") were conditioned upon receipt of a tax opinion from outside counsel to the effect that the OmniAb Separation and OmniAb Distribution qualified as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, that the OmniAb Merger would not cause Section 355(e) of the Code to apply to the OmniAb Separation or OmniAb Distribution and that the OmniAb Merger would be treated as a reorganization under Section 368(a) of the Code. The opinion was delivered in connection with the closing of the OmniAb Merger and was based on, among other things, certain facts, assumptions, representations and undertakings from us, OmniAb, APAC and New OmniAb, including those regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings were incorrect or not satisfied, we may not be able to rely on the opinion, and we and our stockholders could be subject to significant U.S. federal income tax liabilities. In addition, the opinion is not binding on the IRS or the courts, and notwithstanding the opinion, the IRS could determine on audit that the OmniAb Transactions do not qualify as a tax-free reorganization if it determines that any of the facts, assumptions, representations or undertakings on which the opinion is based are not correct or have been violated or that the OmniAb Transactions should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the OmniAb Transactions. If the OmniAb Transactions are ultimately determined not to qualify as a tax-free reorganization, we and our stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities.

***The OmniAb Separation and OmniAb Distribution may expose Ligand to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.***

The OmniAb Separation and OmniAb Distribution are subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (i) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return; and (ii) the entity: (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer; (b) has unreasonably small capital with which to carry on its business; or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by New OmniAb or Ligand or any of their respective subsidiaries) may bring an action alleging that the OmniAb Separation or OmniAb Distribution or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding New OmniAb's claims against Ligand, requiring New OmniAb stockholders to return to Ligand some or all of the shares of New OmniAb common stock issued via the OmniAb Transactions, or providing Ligand with a claim for money damages against New OmniAb in an amount equal to the difference between the consideration received by Ligand and OmniAb's fair market value at the time of the OmniAb Distribution.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, an entity would be considered insolvent if (i) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (ii) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (iii) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (iv) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that New OmniAb or Ligand or any of their subsidiaries were solvent at the time of or after giving effect to the OmniAb Distribution.

The OmniAb Distribution is also subject to review under state corporate distribution statutes. Under the Delaware General Corporation Law, a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. Although Ligand intended to make the OmniAb Distribution entirely from surplus, we cannot assure you that a court will not later determine that some or all of the OmniAb Distribution was unlawful.

### *The occurrence of a catastrophic disaster could disrupt our business, damage our facilities beyond insurance limits, increase our costs and expenses, or we could lose key data which could cause us to curtail or cease operations.*

We are vulnerable to damage, business disruptions and/or loss of vital data from natural or man-made disasters, such as earthquakes, tornadoes, severe weather conditions, power loss, fire, floods and similar events, as well as from accidental loss or destruction. If any disaster were to occur, our ability to operate our business could be seriously impaired. We have property, liability, and business interruption insurance which may not be adequate to cover our losses resulting from disasters or other similar significant business interruptions, and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business, financial condition and prospects. Our ability to obtain Captisol supply from our third-party manufactures could be disrupted if the operations of these manufacturers were affected by a natural or man-made disaster or other business interruption. In addition, we rely on our partners to generate most of our revenues through royalties, Captisol sales and development activities and any disruptions to their business as a result of such disasters could negatively impact our revenues.

### *We rely on information technology system and any failure, inadequacy, interruption or security lapse of our information technology systems, including any cyber security incidents, could harm our ability to operate our business effectively.*

Our business is increasingly dependent on critical, complex and interdependent information technology systems, including internet-based systems, to support business processes as well as internal and external communications. We operate some of these systems and networks, but we also rely on third-party providers for various products and services across our operations. Despite the implementation of security measures, our information technology systems and those of our partners and third-party service providers are vulnerable to attack, damage, and interruption from cyber-attacks, computer viruses and malware (e.g. ransomware), security breaches, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, phishing attacks and other social engineering schemes, employee theft or misuse, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization.

Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the technologies used to obtain unauthorized access to, or to sabotage or disrupt, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. A security breach or privacy violation that leads to disclosure, or modification of, or prevents access to, personal data or other protected information could harm our reputation, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, require us to verify the correctness of data and otherwise subject us to liability under laws and regulations that protect personal data, resulting in increased costs or loss of revenue. Similarly, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Moreover, a security breach that exposes our confidential intellectual property could compromise our patent portfolio. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. We may also face increased cybersecurity risks due to our reliance on internet technology and the number of our and our service providers' employees who are (and may continue to be) working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. The White House, SEC and other regulators have also increased their focus on companies' cybersecurity vulnerabilities and risks.

We and certain of our service providers are from time to time, subject to cyberattacks and security incidents. While we do not believe that we have experienced any material system failures, accidents or security breaches, we have experienced cybersecurity incidents in the past and expect that we will experience cybersecurity incidents in the future. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. The procedures and controls we use to monitor these threats and mitigate our exposure may not be sufficient to prevent cybersecurity incidents. If such events were to occur and cause interruptions in our or our critical third parties' operations, it could lead to the loss of trade secrets or other intellectual property, as well as the public exposure of personal information of our employees and others, and could result in a material disruption of our clinical and commercialization activities and business operations, in addition to possibly requiring substantial expenditures to remedy. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our business, reputation, and financial condition could be harmed. Any losses, costs or liabilities may not be covered by, or may exceed the coverage limits of, any or all applicable insurance policies.

***The terms of our Credit Agreement may limit our flexibility in operating our business and adversely affect our financial health and competitive position, and all of our obligations under our Credit Agreement are secured by certain of our collateral and the collateral of certain of our subsidiaries, as Guarantors. If we default on these obligations, our lenders could foreclose on such assets.***

In October 2023, we entered into a $75.0 million Revolving Credit Facility with Citibank, N.A. as the Administrative Agent. We, our material domestic subsidiaries, as Guarantors, and the Lenders entered into the Credit Agreement with the Administrative Agent, under which the Lenders, the Swingline Lender and the L/C Issuer agreed to make loans and other financial accommodations to us in an aggregate amount of up to $75.0 million. Borrowings under the Credit Agreement are secured by certain of our collateral and that of the Guarantors. In specified circumstances, additional guarantors are required to be added. As a result, if we default on any of our obligations under the Credit Agreement, the Lenders could foreclose on their security interest and liquidate some or all of the collateral, which would harm our business, financial condition and results of operations and could require us to reduce or cease operations. On July 8, 2024, we entered into the first amendment (the "Amendment") to the Credit Agreement, which amends the Credit Agreement to increase the aggregate revolving credit facility amount from $75 million to $125 million. In connection with the offering of the 2030 Notes, on August 11, 2025, we entered into the second amendment to the Credit Agreement, to permit, among other things, certain cash settlement payments on the 2030 Notes, subject to customary conditions set forth therein. On September 12, 2025, we entered into the third amendment to the Credit Agreement to, among other things, extend the maturity date to September 12, 2028 and modify the minimum consolidated EBITDA (as defined in the Credit Agreement) covenant to require us to maintain not less than $55 million of consolidated EBITDA (as defined in the Credit Agreement) for the trailing four-quarter period ended September 30, 2025 and each trailing four-quarter period ending thereafter.

As of the date of this report, we have been borrowed approximately $0.6 million under the Revolving Credit Facility. In order to service any indebtedness we may incur in the future, we would need to generate cash from our operating activities or other financings. Our ability to generate cash is subject, in part, to our ability to successfully execute our business strategy, as well as general economic, financial, competitive, regulatory and other factors beyond our control. Our business may not be able to generate sufficient cash flow from operations, and future borrowings or other financings may not be available to us in an amount sufficient to enable us to service our indebtedness and fund our other liquidity needs. To the extent we are required to use cash from operations or the proceeds of any future financing to service our indebtedness instead of funding working capital or other general corporate purposes, we will be less able to plan for, or react to, changes in our business, industry and in the economy generally. This could place us at a competitive disadvantage compared to our competitors that have less indebtedness.

The Credit Agreement contains customary affirmative and negative covenants that limit our ability to engage in certain transactions that may be in our long-term best interest. The affirmative covenants include, among others, covenants requiring us to maintain a leverage ratio of no greater than 2.50 to 1.00 (increasing to 3.00 to 1.00 with respect to the fiscal quarter in which a material permitted acquisition is consummated and the immediately subsequent three fiscal quarters thereafter) and maintain minimum consolidated EBITDA (as defined in the Credit Agreement) for any trailing four-quarter period of not less than $45 million. The negative covenants include, among others, limitations on our ability to incur indebtedness and certain liens, make certain investments, become liable under contingent obligations in certain circumstances, make certain restricted payments, make certain dispositions within guidelines and limits, engage in certain affiliate transactions, alter our fundamental business and make certain fundamental changes.

While we believe we are currently in compliance with the covenants contained in the Credit Agreement, we may breach these covenants in the future. Our ability to comply with these covenants may be affected by events and factors beyond our control. In the event that we breach one or more covenants, the Lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding under the agreement, terminate any commitment to extend further credit and foreclose on the collateral. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

***We use or draw down on our Credit Agreement or use other debt in connection with our capital deployment, which magnifies the potential for loss if the royalties acquired do not generate sufficient income to us.***

We draw down on or use debt to finance a portion of our deployed capital. The use of debt creates an opportunity for an increased return but also increases the risk of loss if our assets do not generate sufficient income to us. The interest expense and other costs incurred in connection with such borrowings may not be covered by our cash flow and the level of our indebtedness could limit our ability to respond to changing business conditions. Our Credit Agreement imposes, and other debt we may incur in the future may impose, affirmative and negative covenants that could impact our operations and affect the number and size of the royalties that we may pursue. Therefore, no assurance can be given that we will be able to take advantage of favorable conditions or opportunities as a result of any restrictive covenants under our Credit Agreement or other future indebtedness. There can also be no assurance that additional debt financing, either to replace or increase existing debt financing, will be available when needed or, if available, will be obtainable on terms that are commercially reasonable. In addition, to the extent that interest rates at which we borrow increase, our borrowing costs will increase and our leveraging strategy will become more costly, which could lead to diminished net profits.

***Our ability to satisfy debt obligations depends on our future performance.***

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including our 2030 Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. If the assumptions underlying our cash flow guidance are incorrect, our business may not continue to generate cash flow from operations sufficient to service our debt. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or issuing additional equity, equity-linked or debt instruments on terms that may be onerous or highly dilutive. In addition, certain holders of the 2030 Notes may engage in hedging or arbitrage transactions, including short sales of our common stock, in connection with their investment in the notes. These activities could increase volatility or place downward pressure on the market price of our common stock, particularly during the period when the notes are convertible or following any conversion. This pressure could occur even if our business performance and prospects are strong. We may also be required to repurchase the 2030 Notes for cash upon the occurrence of certain events, which could adversely affect our liquidity. The indenture governing the 2030 Notes may require us to repurchase the notes for cash upon the occurrence of specified events, such as a fundamental change. Any such repurchase obligation could require us to use a significant portion of our available cash or obtain additional financing, which may not be available on favorable terms or at all. Our ability to satisfy these obligations could be constrained by existing debt agreements or market conditions. Additionally, conversion of the 2030 Notes could dilute the ownership interest of our existing stockholders or may otherwise depress the price of our common stock. Any sales in the public market of our common stock issuable upon such conversion of our 2030 Notes could adversely affect prevailing market price.

***The Credit Agreement limits our ability to pay any cash amount upon the conversion or repurchase of the 2030 Notes.***

The Credit Agreement prohibits us from making any cash payments on the 2030 Notes other than (i) any prepayment or payment on (and as required by) the 2030 Notes as a result of (x) the satisfaction of a customary conversion contingency, (y) the exercise of a conversion right resulting from the satisfaction of a customary conversion contingency or (z) a required repurchase upon a customary fundamental change or (ii) payments (which aggregate amount cannot exceed $3 million over the term of the facility) if at the time of such payments, (i) immediately before and after giving effect to such payments, a default or an event of default exists under the Credit Agreement, (ii) we would not be in pro forma compliance with our financial covenants under the Credit Agreement or (iii) the consolidated senior secured net leverage ratio, determined on a pro forma basis as of the last day of the most recent fiscal quarter exceeds 1.50 to 1.00. Any new credit facility that we may enter into may have similar restrictions. Our failure to make cash payments upon the conversion or repurchase of the 2030 Notes as required under the terms of the 2030 Notes would, subject to the requirements set forth in the indenture that will govern the 2030 Notes, permit holders of the 2030 Notes to accelerate our obligations under the 2030 Notes.

***We may still incur substantially more debt or take other actions which would intensify the risks discussed above.***

The Credit Agreement restricts our ability to incur additional indebtedness, including secured indebtedness, but if the facility matures or is repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness. We may incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. We will not be restricted under the terms of the Indenture governing the 2030 Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the Indenture governing the 2030 Notes that could have the effect of diminishing our ability to make payments on our debt, including the 2030 Notes, when due.

***Impairment charges pertaining to goodwill, identifiable intangible assets or other long-lived assets from our mergers and acquisitions could have an adverse impact on our results of operations and the market value of our common stock.***

The total purchase price pertaining to our acquisitions in recent years have been allocated to net tangible assets, identifiable intangible assets, in-process research and development and goodwill. To the extent the value of goodwill or identifiable intangible assets or other long-lived assets become impaired, we will be required to incur material charges relating to the impairment. Any impairment charges could have a material adverse impact on our results of operations and the market value of our common stock.

***Our investments are subject to market and credit risks that could diminish their value and these risks could be greater during periods of extreme volatility or disruption in the financial and credit markets, which could adversely impact our business, financial condition, results of operations, liquidity and cash flows.***

Our investments are subject to risks of credit defaults and changes in market values. Periods of macroeconomic weakness or recession, heightened volatility or disruption in the financial and credit markets, including as a result of the change in presidential administration, and any resulting economic uncertainty, could increase these risks, potentially resulting in other than temporary impairment of assets in our investment portfolio. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have a material and adverse effect on our business, results of operations, financial condition, liquidity and cash flows. If our investment manager fails to react appropriately to difficult market, economic and geopolitical conditions, our investment portfolio could incur material losses.

We have a risk management framework in place to identify, assess and prioritize risks, including the market and credit risks to which our investments are subject. As part of that framework, we test our investment portfolio based on various market scenarios. Under certain stressed market scenarios, unrealized losses on our investment portfolio could lead to material reductions in its carrying value.

A decline in fair value below the amortized cost of a security requires management to assess whether an impairment has occurred. The decision on whether to record an impairment is determined in part by our assessment of the financial condition and prospects of a particular issuer, projections of future cash flows and recoverability of the particular security as well as management's assertion of whether it is more likely than not that we will sell the particular security before recovery.

***If we were determined to be an investment company under the U.S. Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could adversely affect our business, financial condition or results of operations.***

We intend to conduct our business so as not to become regulated as an investment company under the U.S. Investment Company Act. An entity generally will be determined to be an investment company for purposes of the U.S. Investment Company Act if, absent an applicable exemption, (i) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the "ICA 40% Test".

We do not hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities, and believe that we are not engaged primarily in the business of investing, reinvesting or trading in securities. We believe that, for U.S. Investment Company Act purposes, we are engaged primarily, through one or more of our subsidiaries, in the business of developing, purchasing or otherwise acquiring certain obligations that represent part or all of the sales price of merchandise. Our subsidiaries that are so engaged rely on Section 3(c)(5)(A) of the U.S. Investment Company Act, which, as interpreted by the SEC staff, requires each such subsidiary to invest at least 55% of its assets in "notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services," which we refer to as the ICA Exception Qualifying Assets.

To ensure that we are not obligated to register as an investment company, we must not exceed the thresholds provided by the ICA 40% Test. For purposes of the ICA 40% Test, the term investment securities does not include U.S. government securities or securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on Section 3(c)(1) or Section 3(c)(7) of the U.S. Investment Company Act, such as majority-owned subsidiaries that rely on Section 3(c)(5)(A). We also may rely on Section 3(c)(6), which, based on SEC staff interpretations, requires us to invest, either directly or through majority-owned subsidiaries, at least 55% of our assets in, as relevant here, businesses relying on Section 3(c)(5)(A). Therefore, the assets that we and our subsidiaries hold and acquire are limited by the provisions of the U.S. Investment Company Act and the rules and regulations promulgated thereunder.

If the SEC or its staff in the future adopts an interpretation that royalty interests are not treated as ICA Exception Qualifying Assets for purposes of Section 3(c)(5)(A) and Section 3(c)(6), our business will be materially and adversely affected. In particular, we would be required to register as an investment company which could materially and adversely affect the value of our common stock.

### *Our charter documents and concentration of ownership may hinder or prevent change of control transactions.*

Provisions contained in our certificate of incorporation and bylaws may discourage transactions involving an actual or potential change in our ownership. In addition, our Board of Directors may issue shares of common or preferred stock without any further action by the stockholders. Our directors, officers and certain of our institutional investors collectively beneficially own a significant portion of our outstanding common stock. Such provisions and issuances may have the effect of delaying or preventing a change in our ownership. If changes in our ownership are discouraged, delayed or prevented, it would be more difficult for our current Board of Directors to be removed and replaced, even if you or our other stockholders believe that such actions are in the best interests of us and our stockholders.

### *Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.*

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of Delaware or our amended and restated certificate of incorporation or amended and restated bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. The choice of forum provisions in our amended and restated bylaws may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. By agreeing to these provisions, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

### *Our stock price has been volatile and could experience a sudden decline in value.*

The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Continued volatility in the overall capital markets could reduce the market price of our common stock in spite of our operating performance. Further, high stock price volatility could result in higher share-based compensation expense.

Our common stock has experienced significant price and volume fluctuations and may continue to experience volatility in the future. Many factors may have a significant impact on the market price of our common stock, including, but not limited to, the following factors: results of or delays in our preclinical studies and clinical trials; the success of our collaboration agreements; publicity regarding actual or potential medical results relating to products under development by us or others; announcements of technological innovations or new commercial products by us or others; developments in patent or other proprietary rights by us or others; comments or opinions by securities analysts or major stockholders or changed securities analysts' reports or recommendations; future sales or shorting of our common stock by existing stockholders; regulatory developments or changes in regulatory guidance; litigation or threats of litigation; economic and other external factors or other disaster or crises; the departure of any of our officers, directors or key employees; period-to-period fluctuations in financial results; and price and volume fluctuations in the overall stock market.

***Unfavorable global economic and political conditions could adversely affect our business, financial condition or results of operations.***

Our results of operations and ability to invest in and expand our business, meet our financial obligations, attract and retain collaboration partners and to raise additional capital and meet our liquidity needs could be materially negatively affected by prevailing economic and political conditions generally, both in the United States and elsewhere around the world. Concerns over inflation, energy costs, geopolitical issues, the current presidential administration in the U.S., military conflicts, including the wars between Russia and Ukraine and Israel and Hamas, terrorism, public health emergencies or pandemics, the availability and cost of credit, and the U.S. financial markets have in the past contributed to, and may continue in the future to contribute to, increased volatility and diminished expectations for the economy and the markets. Sanctions imposed by the United States and other countries in response to military conflicts, including the wars between Russia and Ukraine and Israel and Hamas, significant natural disasters (including as a result of climate change), new or increased tariffs or other barriers to trade, changes to fiscal or monetary policy or government budget dynamics (particularly in the biotechnology and pharmaceutical industries), higher interest rates and economic inflation, declines in economic growth or recession, geopolitical instability and other unstable market and macroeconomic conditions may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Domestic and international equity markets periodically experience heightened volatility and turmoil. In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. All of these events may have an adverse effect on us. In the event of a market downturn, our results of operations could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may further decline. We cannot provide assurance that our investments are not subject to adverse changes in market value. If our investments experience adverse changes in market value, we may have less capital to fund our operations.

***Our business is subject to risks arising from pandemic and epidemic diseases.***

Future pandemics or other public health epidemics, pose the risk that we or our employees, contractors, including our CROs, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities.

Several of our partners reported that their operations were impacted by the COVID-19 pandemic, with such impacts including delays in research and development programs and deprioritizing clinical trials in favor of treating patients who had contracted the virus or to prevent the spread of the virus. In addition, certain of our partners reported negative impacts on product sales which impacted our royalty revenues. Although we believe that we and our partners have adjusted our business practices to the impacts of the COVID-19 pandemic, in the future, we may experience similar pandemics or epidemic diseases that could severely impact our business, drug manufacturing and supply chain, nonclinical activities and clinical trials and our partners' business may be impacted in similar ways, including due to delays or difficulties in enrolling patients in clinical trials, diversion of healthcare resources away from the conduct of clinical trials, interruption of, or delays in receiving, supplies of Captisol or other product or product candidates from contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems, which may result in cancellations of Captisol orders or refunds if we fail to deliver Captisol timely, interruption or delays to discovery and development pipelines and difficulties launching or commercializing products, including due to reduced access to doctors as a result of social distancing protocols.

Further, the COVID-19 pandemic impacted the trading price of shares of our common stock. To the extent there is any outbreak of a pandemic or epidemic disease impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact. Further, to the extent any pandemic or epidemic disease adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section.

***If securities or industry analysts do not publish research reports about our business or if they make adverse recommendations regarding an investment in our stock, our stock price and trading volume may decline.***

The trading market for our common stock can be influenced by the research and reports that industry or securities analysts publish about our business. Currently, coverage of our Company by industry and securities analysts is limited. Investors have many investment opportunities and may limit their investments to companies that receive greater coverage from analysts. If additional industry or securities analysts do not commence coverage of the Company, the trading price of our stock could be negatively impacted. If one or more of the analysts downgrade our stock or comment negatively on our prospects, our stock price may decline. If one or more of these analysts cease to cover our industry or fail to publish reports about the Company regularly, our common stock could lose visibility in the financial markets, which could also cause our stock price or trading volume to decline. Further, incorrect judgments, estimates or assumptions made by research analysts may adversely affect our stock price, particularly if subsequent performance falls below the levels that were projected by the research analyst(s), even if we did not set or endorse such expectations. Any of these events could cause further volatility in our stock price and could result in substantial declines in the value of our stock.

***Cyber-attacks or other failures in telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.***

We utilize information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. We have been subject to these attacks in the past and expect to be subject to them in the future. There can be no assurance that we will be successful in preventing cyber-attacks or mitigating their effects. Any cyber-attack or destruction or loss of data could adversely affect our business. In addition, we may suffer reputational harm or face litigation as a result of cyber-attacks or other data security breaches and may incur significant additional expense to implement further data protection measures or as a result of being found liable for data losses or theft from such a breach.

***The biopharmaceutical industry may be negatively affected by federal government deficit reduction policies, which could reduce the value of the royalties that we hold.***

In an effort to contain the U.S. federal deficit, the biopharmaceutical industry could be considered a potential source of savings and could be the target of legislative proposals aimed at reducing federal expenditures. Government action to reduce U.S. federal spending on entitlement programs, including Medicare, Medicaid or other publicly funded or subsidized health programs, or to lower drug spending, may affect payment for the products that generate our royalties. These and any other cost controls or any significant additional taxes or fees that may be imposed on the biopharmaceutical industry as part of deficit reduction efforts could reduce cash flows from our royalties and therefore adversely affect our business, financial condition or results of operations.

***Legal claims and proceedings could adversely affect our business.***

We may be subject to a wide variety of legal claims and proceedings. Regardless of their merit, these claims may require significant time and expense to investigate and defend. Since litigation is inherently uncertain, there is no guarantee that we will be successful in defending ourselves against such claims or proceedings, or that our assessment of the materiality of these matters, including any reserves taken in connection therewith, will be consistent with the ultimate outcome of such matters. The resolution of, or increase in the reserves taken in connection with, one or more of these matters could adversely affect our business, financial condition or results of operations.

**Item 1B.      Unresolved Staff Comments**

None.

**Item 1C.    Cybersecurity**

*Cybersecurity Risk Management and Strategy*

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization ("ISO") and other applicable industry standards. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST, ISO and other standards as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

- a security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- cybersecurity awareness training of our employees, incident response personnel, and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

*Cybersecurity Governance*

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the "Committee") oversight of cybersecurity and other information technology risks. The Committee oversees management's implementation of our cybersecurity risk management program.

The Committee receives regular reports from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from senior management on our cyber risk management program. Board members receive presentations on cybersecurity topics from senior management, or external experts as part of the Board's continuing education on topics that impact public companies.

Our senior management team, including the Senior Director, IT and Facilities, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. The Senior Director, IT and Facilities has over 20 years of industry experiences leading and overseeing cybersecurity programs at public and private companies.

Our senior management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the information technology environment.

## Item 2.      Properties

The following table summarizes our principal facilities leased as of December 31, 2025, including the location and size of each facility, and their designated use. We believe our facilities are adequate for our current and near-term needs, and we will be able to locate additional facilities, as needed.

| Location | Approximate Square Feet | Operation | Lease Expiration Date |
|---|---|---|---|
| Jupiter, FL | 1,650 | Corporate headquarters | October 2026 |
| San Diego, CA | 6,850 | Office | March 2029 |
| Boston, MA | 9,200 | Office | May 2032 |
| Las Vegas, NV | 4,100 | Office | April 2028 |
| Lawrence, KS | 3,700 | Office and laboratory | August 2032 |

## Item 3.      Legal Proceedings

We record an estimate of a loss when the loss is considered probable and estimable. Where a liability is probable and there is a range of estimated loss and no amount in the range is more likely than any other number in the range, we record the minimum estimated liability related to the claim in accordance with ASC 450, *Contingencies*. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. Revisions in our estimates of potential liability could materially impact our results of operations.

On October 31, 2019, we received three civil complaints filed in the U.S. District Court for the Northern District of Ohio on behalf of several Indian tribes. The Northern District of Ohio is the Court that the Judicial Panel on Multi-District Litigation

("JPML") has assigned more than one thousand civil cases which have been designated as a Multi-District Litigation ("MDL") and captioned In Re: National Prescription Opiate Litigation. The allegations in these complaints focus on the activities of defendants other than the Company and no individualized factual allegations have been advanced against us in any of the three complaints. We reject all claims raised in the complaints and intend to vigorously defend these matters.

On August 22, 2024, CyDex Pharmaceuticals, Inc. filed a Verified Complaint in the Delaware Court of Chancery against Bexson Biomedical, Inc. ("Bexson"), asserting claims for declaratory relief and breach of contract arising out of a Captisol In Vivo Agreement (the "In Vivo Agreement") between the parties, pursuant to which CyDex provided Bexson with research-grade Captisol and related confidential and proprietary information for a potential new formulation of ketamine being developed by Bexson. CyDex alleges that Bexson breached its obligations under the In Vivo Agreement, including by misusing confidential information and materials provided by CyDex and by using CyDex's confidential information and materials to file patent applications that purport to cover formulations that are "not ketamine". CyDex also asserts that Bexson failed to return and destroy CyDex's confidential information and materials as required by the In Vivo Agreement. CyDex seeks relief including specific performance of certain co-ownership provisions of the In Vivo Agreement and disgorgement from Bexson for any benefits obtained in violation of the In Vivo Agreement. On September 27, 2024, Bexson filed a Motion to Dismiss the Verified Complaint. A Verified Amended Complaint was filed by CyDex on November 6, 2024, and a Motion to Dismiss the Verified Amended Complaint was filed by Bexson on January 17, 2025. On May 23, 2025, Bexson withdrew its pending Motion to Dismiss and filed a Verified Counterclaim, Answer, and Affirmative Defenses. On July 17, 2025, CyDex and Bexson agreed to a joint stipulation for a schedule on judgment on the pleadings, providing for briefing to be complete by November 17, 2025. CyDex filed its reply to Bexson's counterclaim on July 23, 2025. On August 22, 2025, Bexson filed its opening brief in support of its motion for judgment on the pleadings. On September 25, 2025, CyDex filed its partial cross-motion for judgment on the pleadings and opposition to Bexson's motion, and on October 27, 2025 Bexson filed its combined answering brief in opposition to CyDex's motion and reply in support of its motion. CyDex filed a reply brief on November 17, 2025. Oral argument on the pending motions for judgment on the pleadings is scheduled to occur on April 22, 2026.

On July 18, 2025, CyDex received a letter (the "Notice Letter") from PH Health Limited ("PH Health"), a wholly-owned indirect subsidiary of Endo, Inc., stating that PH Health had submitted to the FDA an Abbreviated New Drug Application ("ANDA") referencing New Drug Application No. 022235, owned by Baxter Healthcare Corp. ("Baxter") for Captisol®-enabled Nexterone® (amiodarone hydrochloride, 150 mg/100 mL, premixed for injection). In its Notice Letter, PH Health stated that its ANDA includes a certification under 21 U.S.C. § 355(j)(2)(A)(vii)(IV) that, in PH Health's opinion, CyDex's U.S. Patent No. 7,635,773 ("the '773 patent") is invalid, unenforceable and/or will not be infringed by Par Heath's ANDA product. The Notice Letter included an explanation intended to support PH Health's position that its ANDA product would not infringe the '773 patent but did not include detailed explanations regarding invalidity or unenforceability. On August 29, 2025, during the 45 day period for filing a lawsuit pursuant to the Hatch-Waxman Act, Baxter and CyDex filed a lawsuit in the United States District Court for the Distinct of New Jersey against Par Health Ltd., Par Health USA, Endo USA, Inc., Endo Operations Limited, and Endo, Inc., asserting that the ANDA filing infringed the '773 patent. See Case No. 3:25-cv-15120-MCA. An Answer was filed on October 27, 2025. Discovery has started but a trial date has not yet been set.

From time to time, we may also become subject to other legal proceedings or claims arising in the ordinary course of our business. We currently believe that none of the claims or actions pending against us is likely to have, individually or in aggregate, a material adverse effect on our business, financial condition or results of operations. Given the unpredictability inherent in litigation, however, we cannot predict the outcome of these matters.

**Item 4.    Mine Safety Disclosures**

Not applicable.


**PART II**


**Item 5.    Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities**

Our common stock is traded on the Nasdaq Global Market under the symbol "LGND." As of February 24, 2026, there were approximately 305 holders of record of the common stock.

Except for 2007, during which we declared a cash dividend on our common stock of $2.50 per share, we have not paid any dividends on our common stock in the past and currently do not expect to pay cash dividends or make any other distributions on common stock in the future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business, to pay down debt and potentially for share repurchases. Any future determination to pay dividends on common stock will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements and such other factors as the board deems relevant.

During the fiscal year ended December 31, 2025, we did not repurchase any shares of our common stock under the stock repurchase program approved by our Board of Directors in April 2023, which allowed us to acquire up to $50 million of our common stock from time to time through April 2026.

In connection with the issuance of the 2030 Notes in August 2025, we used approximately $15 million of the net proceeds from the offering to repurchase 102,034 shares of Ligand's common stock at a price of $147.01 per share. Refer to *Note 9, Debt* for information on the 2030 Notes offering.

**Performance Graph**

The graph below shows the five-year cumulative total stockholder return assuming the investment of $100 and is based on the returns of the component companies weighted monthly according to their market capitalization. The graph compares total stockholder returns of our common stock, of all companies traded on the Nasdaq Stock market, as represented by the Nasdaq Composite® Index, and of the Nasdaq Biotechnology Stock Index, as prepared by The Nasdaq Stock Market Inc.

The stockholder return shown on the graph below is not necessarily indicative of future performance and we will not make or endorse any predictions as to future stockholder returns.



**Value of $100 Invested Over Time**

|  | 12/31/2020 | 12/31/2021 | 12/31/2022 | 12/31/2023 | 12/31/2024 | 12/31/2025 |
|---|---|---|---|---|---|---|
| Ligand | $ 100.00 | $ 155.31 | $ 98.62 | $ 105.43 | $ 158.15 | $ 279.02 |
| NASDAQ Composite-Total Return | $ 100.00 | $ 122.18 | $ 82.43 | $ 119.22 | $ 154.48 | $ 187.14 |
| NASDAQ Biotechnology Index | $ 100.00 | $ 100.02 | $ 89.90 | $ 94.03 | $ 93.49 | $ 124.75 |

**Item 6.    [RESERVED]**

**Item 7.    Management's Discussion and Analysis of Financial Condition and Results of Operations**

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") will help readers understand our results of operations, financial condition, and cash flows. It is provided in addition to the accompanying consolidated financial statements and notes.

Our MD&A is organized as follows:

- *Results of Operations.* Detailed discussion of our revenue and expenses for twelve months ended December 31, 2025 and 2024. A comparison of our results of operations for twelve months ended December 31, 2025 and 2024 can be found under *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations"* in this Annual Report.

- *Liquidity and Capital Resources.* Discussion of key aspects of our consolidated statements of cash flows, changes in our financial position, and our financial commitments.

- *Critical Accounting Policies and Estimates.* Discussion of significant changes we believe are important to understand the assumptions and judgments underlying our consolidated financial statements.

- *Recent Accounting Pronouncements.* For summary of recent accounting pronouncements applicable to our consolidated financial statements, see *"Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1, Basis of Presentation and Summary of Significant Accounting Policies."*

**Results of Operations**

*Revenue and Income*

*FY 2025 vs. FY 2024*

| (Dollars in thousands) | 2025 | 2024 | Change | % Change |
|---|---|---|---|---|
| Revenue from intangible royalty assets | $ 132,534 | $ 95,329 | $ 37,205 | 39 % |
| Income from financial royalty assets | 28,467 | 13,444 | 15,023 | 112 % |
| Royalties | 161,001 | 108,773 | 52,228 | 48 % |
| Captisol | 40,213 | 30,883 | 9,330 | 30 % |
| Contract revenue and income | 66,873 | 27,477 | 39,396 | 143 % |
| Total revenue and income | $ 268,087 | $ 167,133 | $ 100,954 | 60 % |

Total revenue and income increased by $101.0 million, or 60%, to $268.1 million in 2025 compared to $167.1 million in 2024 primarily due to the $52.2 million increase in royalties and $39.4 million increase in contract revenue and income. The increase in royalties in 2025 was primarily due to income from Qarziba financial royalty asset acquired in the third quarter of 2024 and an increase in sales of Filspari, Ohtuvayre and Capvaxive. Captisol sales increased by $9.3 million to $40.2 million in 2025 compared to $30.9 million in 2024. The increase in Captisol sales were due to the timing of customer orders. Contract revenue and income increased by $39.4 million, with the change primarily due to income from the Pelthos Transaction. During the third quarter of 2025, we recognized $53.1 million in total income related to the divestiture of LNHC in connection with the Pelthos Transaction.

Revenue from intangible royalty assets is a function of our partners' product sales and the applicable royalty rate. The following table represents revenue from intangible royalty assets by program (in millions):

| (in millions) | 2025 Estimated Partner Product Sales | Effective Royalty Rate | 2025 Royalty Revenue | 2024 Estimated Partner Product Sales | Effective Royalty Rate | 2024 Royalty Revenue |
|---|---|---|---|---|---|---|
| Kyprolis | $ 1,529 | 2.3% | $ 35.5 | $ 1,627 | 2.4% | $ 38.4 |
| Filspari | 355 | 9.0% | 32.0 | 136 | 9.0% | 12.2 |
| Rylaze | 395 | 3.4% | 13.4 | 409 | 3.3% | 13.7 |
| Capvaxive | 752 | 1.3% | 10.1 | 96 | 0.6% | 0.6 |
| Ohtuvayre[1] | 488 | 2.0% | 9.8 | 42 | 1.9% | 0.8 |
| Teriparatide injection[2] | 34 | 23.8% | 8.1 | 30 | 27.3% | 8.2 |
| Vaxneuvance | 801 | 0.9% | 7.4 | 791 | 0.7% | 5.2 |
| Evomela | 30 | 20.0% | 5.9 | 44 | 20.0% | 8.7 |
| Other | 441 | 2.3% | 10.3 | 314 | 2.4% | 7.5 |
| Total | $ 4,825 | | $ 132.5 | $ 3,489 | | $ 95.3 |

*(1) Our royalty rate on Ohtuvayre is 3%, of which 2% is recognized in revenue from intangible royalty assets and the remaining 1% is accounted for as financial royalty asset.*

*(2) We receive tiered profit sharing of 25% on quarterly profits less than $3.75 million, 35% on quarterly profits greater than $3.75 million but less than $7.5 million and 40% on quarterly profits greater than $7.5 million.*

### Operating Costs and Expense

#### FY 2025 vs. FY 2024

| (Dollars in thousands) | 2025 | 2024 | Change | % Change |
|---|---|---|---|---|
| Cost of Captisol | $ 14,549 | $ 11,074 | $ 3,475 | 31 % |
| Amortization of intangibles | 32,708 | 32,959 | (251) | (1)% |
| Research and development | 81,182 | 21,425 | 59,757 | 279 % |
| General and administrative | 92,449 | 78,654 | 13,795 | 18 % |
| Financial royalty assets impairment | 6,197 | 30,572 | (24,375) | (80)% |
| Fair value adjustment to partner program derivatives | — | 15,055 | (15,055) | (100)% |
| Total operating costs and expenses | $ 227,085 | $ 189,739 | $ 37,346 | 20 % |

Total operating costs and expenses for 2025 increased by $37.3 million or 20% compared with 2024. Cost of Captisol increased year over year in 2025 primarily due to an increase in sales of Captisol during 2025 compared to 2024. Amortization of intangibles remained relatively steady in 2025 at $32.7 million compared to $33.0 million in 2024, with the change due to the deconsolidation of LNHC, Inc. on July 1, 2025 in connection with the closing of the Pelthos Transaction.

At any one time, we are working on multiple programs. As such, we generally do not track our R&D expenses on a specific program basis. Our R&D expenses increased by $59.8 million in 2025 compared to 2024, with the increase primarily due to a $44.3 million research and development funding arrangement related to the D-Fi royalty rights acquired with the Castle Creek Investment transaction and a $17.8 million research and development funding arrangement related to the Orchestra transaction. Both transactions are discussed in *Note 3, Investment Transactions*.

General and administrative expenses increased by $13.8 million in 2025 compared to 2024, with the increase primarily due to transaction costs.

Financial royalty asset impairment decreased by $24.4 million in 2025 compared to 2024. The 2025 impairment of $6.2 million is primarily due to UGN-301 and other Agenus partner programs. The 2024 impairment of $30.6 million was primarily due to Takeda's decision to discontinue the soticlestat program.

Fair value adjustment to partner program derivatives are not recognized in 2025 with the adoption of ASU 2025-07. Refer to *Note 1, Basis of Presentation and Summary of Significant Accounting Policies,* for additional information on the ASU 2025-07 adoption. The $15.1 million gain recognized in 2024 was due to certain Agenus partners discontinuing development of their partnered programs.

We do not provide forward-looking estimates of costs and time to complete our ongoing research and development projects as such estimates would involve a high degree of uncertainty. Uncertainties include our inability to predict the outcome of research and clinical studies, regulatory requirements placed upon us by regulatory authorities such as the FDA and EMA, our inability to predict the decisions of our partners, our ability to fund research and development programs, competition from other entities of which we may become aware in future periods, predictions of market potential for products that may be derived from our work, and our ability to recruit and retain personnel or third-party contractors with the necessary knowledge and skills to perform certain research. Refer to "*Item 1A. Risk Factors*" for additional discussion of the uncertainties surrounding our research and development initiatives.

### Non-operating Income and Expenses

#### FY 2025 vs. FY 2024

| (Dollars in thousands) | 2025 | 2024 | Change | % Change |
|---|---|---|---|---|
| Gain from short-term investments | $ 18,433 | $ 75,024 | $ (56,591) | (75)% |
| Gain (loss) from change in fair value of equity method investments and other investments | 90,670 | (34,601) | $ 125,271 | (362)% |
| Interest income | 13,659 | 8,055 | 5,604 | 70 % |
| Interest expense | (4,715) | (3,037) | (1,678) | 55 % |
| Other non-operating expense, net | (89) | (20,317) | 20,228 | (100)% |
| Total non-operating income (expense), net | $ 117,958 | $ 25,124 | $ 92,834 | 370 % |

The gain from short-term investments was $18.4 million in 2025 as compared to the gain from short-term investments of $75.0 million in 2024. The change is primarily driven by 1) sale of 0.7 million shares of Viking common stock in 2024 upon which we recognized a realized gain of $60.0 million in 2024, while we did not sell any shares of Viking common stock in 2025, and 2) $22.5 million unrealized gain on 2025 change in fair value of Palvella common stock that we received in December 2024. Also, in 2025, we recorded an unrealized loss on Viking common stock of $5.1 million as compared to an unrealized gain of $9.0 million in 2024. In addition, in 2024, we recorded a $7.1 million net gain on the arrangements we executed and exercised in 2024 to hedge against the fluctuation in Viking's share price.

The gain from change in fair value of equity method investments and other investments was $90.7 million for 2025, attributable to the fair value changes of the shares of Pelthos common stock and Pelthos Series A convertible preferred stock that we acquired in connection with the Pelthos Transaction. For additional information, see *Note 2, Pelthos Transaction.* The loss from change in fair value of equity method investments and other investments was $34.6 million for 2024, attributable to the fair value adjustment of $25.8 million to Primrose Bio securities investment, the $5.8 million impairment to Primrose Bio equity method investment, and the $3.0 million impairment loss related to Neuritek warrants.

Interest income consists primarily of interest earned on our short-term investments. The increase over the prior year period was due to the increase in average investment balances in 2025 compared to 2024.

Interest expense consists primarily of 1) the 0.75% coupon cash interest expense in addition to the non-cash accretion of discount (including the amortization of debt issuance costs) on our 2030 Notes issued in August 2025, and 2) interest accrued related to a royalty and milestone payments purchase agreement entered into by Novan, Inc. in 2019, assumed by Ligand as part of the Novan acquisition in September 2023, and deconsolidated on July 1, 2025.

Other non-operating expense, net, primarily consists of mark-to-market adjustments on derivatives (other than Viking Share Collar and Put and the partner program derivatives), mark-to-market adjustments on CVRs and absorbed losses for equity method investment in Primrose Bio. Other non-operating expense, net, decreased by $20.2 million in 2025 compared to 2024, primarily due to an insignificant change in Agenus Warrant fair value in 2025 ($0.5 million increase) compared to $7.1 million decrease in 2024, no change in Agenus Upsize Option fair value in 2025 compared to $4.9 million decrease in 2024, and no losses absorbed losses from equity method investment in Primrose Bio in 2025 compared to $7.0 million losses absorbed in 2024.

### Income tax benefit (expense)

#### FY 2025 vs. FY 2024

| (Dollars in thousands) | 2025 | 2024 | Change | % Change |
|---|---|---|---|---|
| Income before income tax from continuing operations | $ 158,960 | $ 2,518 | $ 156,442 | 6,213 % |
| Income tax expense | (34,507) | (6,550) | (27,957) | 427 % |
| Net income (loss) from continuing operations | $ 124,453 | $ (4,032) | $ 128,485 | (3,187)% |
| Effective Tax Rate | 22 % | 260 % | | |

Our effective tax rate for 2025 and 2024 was 22% and 260%, respectively. Our tax rate is affected by recurring items, such as the U.S. federal and state statutory tax rates and the relative amounts of income we earn in those jurisdictions, which we expect to be fairly consistent in the near term. It is also affected by discrete items that may occur in any given year, but are not consistent from year to year. In 2025, the variance from the US federal statutory rate of 21% was primarily attributable to increase in foreign includable income, non-deductible stock-based compensation and change in valuation allowance. In 2024, the variance from the U.S. federal statutory rate of 21% was primarily attributable to increase in foreign includable income and non-deductible stock based compensation.

2025

- Refer to *Note 13, Income Taxes*, for tax rate reconciliation.

2024

- $5.6 million (224.2%) increase from foreign includable income
- $3.9 million (155.6%) increase from Section 162(m) limitation
- $3.2 million (128.3%) decrease from foreign tax credit
- $1.6 million (65.0%) decrease from valuation allowance
- $1.1 million (44.3%) increase from foreign rate differential
- $0.8 million (33.0%) decrease from the foreign-derived intangible income deduction

- $0.6 million (23.9%) increase from the return to provision

- $0.2 million (9.1%) decrease from research & development tax credit

## Liquidity and Capital Resources

At December 31, 2025, we had approximately $733.5 million in cash, cash equivalents, and short-term investments. Cash and cash equivalents and short-term investments increased by $477.4 million from last year, due to mark-to-market adjustments and factors described in the "Cash Flow Summary" below. Our primary source of liquidity, other than our holdings of cash, cash equivalents, and investments, has been cash flows from operations. Our ability to generate cash from operations provides us with the financial flexibility we need to meet operating, investing, and financing needs.

Historically, we have liquidated our short-term investments and/or issued debt and equity securities to finance our business needs as a supplement to cash provided by operating activities. Our short-term investments include U.S. government debt securities, shares of publicly traded companies, investment-grade corporate debt securities, commercial paper and certificates of deposit. We have established guidelines relative to diversification and maturities of our investments in order to provide both safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

On August 14, 2025, we issued the 2030 Notes. The $460 million aggregate principal balance of the 2030 Notes includes the purchase of an additional $60 million aggregate principal amount of the 2030 Notes by the initial purchasers pursuant to the full exercise of their overallotment option. The net proceeds from the 2030 Notes offering were approximately $445.1 million, after deducting the initial purchasers' discounts and commissions and the debt issuance costs incurred by Ligand. Refer to *Note 9, Debt,* for more information on the 2030 Notes.

On September 30, 2022, we entered into an At-The-Market Equity Offering Sales Agreement (the "Sales Agreement") with Stifel, Nicolaus & Company, Incorporated (the "Agent"), under which we were able to sell, from time to time, shares of our common stock having an aggregate offering price of up to $100 million in "at the market" offerings through the Agent (the "ATM Offering"). The shelf registration statement relating to such shares included a prospectus covering the offering, issuance and sale of up to $100 million of our common stock from time to time through the ATM Offering. As of the date hereof, the Shelf Registration statement is no longer effective and the ATM Offering has expired. During 2024, we issued 360,325 shares of common stock in the ATM Offering, generating net proceeds of $37.4 million, net of commissions and other transaction costs. During 2025, we did not issue any shares of common stock in the ATM Offering.

We are obligated to make payments under operating leases, including rental commitments on leases that have not yet commenced. For information on these obligations, see detail in *"Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 10, Leases."*

We also have commitments under our supply agreement with Hovione for Captisol purchases. The total purchase obligation as of December 31, 2025 was $25.4 million, of which $12.6 million is expected to be paid within a year and the remaining amount is expected to be paid between 1 to 3 years.

In April 2023, our Board approved a stock repurchase program authorizing, but not requiring, the repurchase of up to $50 million of our common stock from time to time through April 2026. We expect to acquire shares, if at all, primarily through open-market transactions in accordance with all applicable requirements of Rule 10b-18 of the Exchange Act. The timing and amount of repurchase transactions will be determined by management based on our evaluation of market conditions, share price, legal requirements and other factors. Authorization to repurchase $50 million of our common stock remained available as of December 31, 2025. See "*Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchase of Equity Securities.*"

On October 12, 2023, we entered into a $75 million Revolving Credit Facility with Citibank, N.A. as the Administrative Agent. We, our material domestic subsidiaries, as Guarantors (as defined in the Credit Agreement), and the Lenders (each as defined in the Credit Agreement) entered into the Credit Agreement with the Administrative Agent, under which the Lenders, the Swingline Lender and the L/C Issuer (each as defined in the Credit Agreement) agreed to make loans and other financial accommodations to us in an aggregate amount of up to $75 million. Borrowings under the Revolving Credit Facility accrue interest at a rate equal to either Term SOFR or a specified base rate plus an applicable margin linked to our leverage ratio, ranging from 1.75% to 2.50% per annum for Term SOFR loans and 0.75% to 1.50% per annum for base rate loans. The Revolving Credit Facility is subject to a commitment fee payable on the unused Revolving Credit Facility commitments ranging from 0.30% to 0.45%, depending on our leverage ratio. During the term of the Revolving Credit Facility, we may borrow, repay and re-borrow amounts available under the Revolving Credit Facility, subject to voluntary reductions of the swing line, letter of credit and revolving credit commitments.

On July 8, 2024, we entered into the first Amendment to the Revolving Credit Facility which amends the Credit Agreement to, among other things, increase the aggregate revolving credit facility amount from $75 million to $125 million.

In connection with the offering of the 2030 Notes, on August 11, 2025, we entered into the second amendment to the Credit Agreement, to permit, among other things, certain cash settlement payments on the 2030 Notes, subject to customary conditions set forth therein. On September 12, 2025, we entered into the third amendment to the Credit Agreement to, among other things, extend the maturity date to September 12, 2028 and modify the minimum consolidated EBITDA (as defined in the Credit Agreement) covenant to require us to maintain not less than $55 million of consolidated EBITDA (as defined in the Credit Agreement) for the trailing four-quarter period ended September 30, 2025 and each trailing four-quarter period ending thereafter.

Borrowings under the Credit Agreement are secured by certain of our collateral and that of the Guarantors. In specified circumstances, additional guarantors are required to be added. The Credit Agreement contains customary affirmative and negative covenants, including certain financial maintenance covenants, and events of default applicable to us. In the event of violation of the representations, warranties and covenants made in the Credit Agreement, we may not be able to utilize the Revolving Credit Facility or repayment of amounts owed thereunder could be accelerated.

As of December 31, 2025, we had $124.4 million in available borrowing under the Revolving Credit Facility, after utilizing $0.6 million for letter of credit. The maturity date of the Revolving Credit Facility, as amended, is September 12, 2028. As of December 31, 2025, there were no events of default or violation of any covenants under the Revolving Credit Facility.

We believe that our existing funds, cash generated from operations and existing sources of and access to financing are adequate to satisfy our needs for working capital; capital expenditure and debt service requirements; continued advancement of research and development efforts; potential stock repurchases; and other business initiatives we plan to strategically pursue, including acquisitions and strategic investments.

As of December 31, 2025, we had $3.2 million in fair value of contingent consideration liabilities related to our business combinations to be settled in future periods.

### *Cash Flow Summary*

| (Dollars in thousands) | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| Net cash provided by (used in): | | | | | | |
| Operating activities | $ | 49,359 | $ | 97,047 | $ | 49,577 |
| Investing activities | $ | (377,322) | $ | (143,664) | $ | (11,682) |
| Financing activities | $ | 428,223 | $ | 97,141 | $ | (59,947) |

In 2025, we generated cash from operations primarily from revenue and operating income which was partially offset by our investments in Castle Creek and Orchestra R&D funding arrangements, and cash operating expenses. We used cash in investing activities primarily for purchases of short-term and other investments, financial royalty assets, and derivative assets, as well as cash outflow on deconsolidation of LNHC, Inc., partially offset by cash proceeds from sale and maturity of short-term investments, and cash proceeds from financial royalty assets. We generated cash from financing activities primarily due to net proceeds from the issuance of the 2030 Notes and related transactions (i.e., purchase of hedge, issuance of warrants, and repurchase of shares), stock options exercises and ESPP, as well as proceeds from Pelthos investors bridge loans. Refer to *Note 2, Pelthos Transaction*, for more information on the Pelthos Transaction, and *Note 9, Debt*, for more information on the 2030 Notes.

In 2024, we generated cash from operations primarily from revenue and operating income. We used cash for investing activities primarily for the Apeiron Acquisition and Agenus Transaction. We generated cash from financing activities, primarily including net proceeds from the sales of shares of common stock in the ATM Offering, and net proceeds from stock options exercises and ESPP.

In 2023, we generated cash from operations primarily from revenue and operating income. We used cash for investing activities primarily for the purchases of financial royalty assets, the Novan acquisition and our investment in Primrose Bio, partially offset by cash from the sale and maturity of short-term investments including Viking shares. We used cash in financing activities primarily for the repayment of the remaining $76.9 million principal amount of the 2023 Notes upon maturity, partially offset by net proceeds from stock options exercises and ESPP.

## Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments, and assumptions that are significant to understanding our results. For additional information, see "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1, Basis of Presentation and Summary of Significant Accounting Policies*." Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

### *Impairment Assessment of Finite-lived Intangibles*

We regularly perform reviews to determine if an event occurred that may indicate the carrying values of our intangible assets are impaired. If indicators of impairment exist, we assess the recoverability of the affected long-lived assets by comparing its carrying amounts to its undiscounted cash flows. If the affected assets are not recoverable, we estimate the fair value of the assets and record an impairment loss if the carrying value exceeds the fair value. Factors that may indicate potential impairment include a significant decline in our stock price and market capitalization compared to net book value, significant changes in the ability of an asset to generate positive cash flows and the pattern of utilization of a particular asset.

In order to estimate the fair value of identifiable intangible assets, we estimate the present value of future cash flows from those assets. The key assumptions that we use in our discounted cash flow model are the amount and timing of estimated future cash flows to be generated by the asset over an extended period of time and a rate of return that considers the relative risk of achieving the cash flows, the time value of money, and other factors that a willing market participant would consider. Significant judgment is required to estimate the amount and timing of future cash flows and the relative risk of achieving those cash flows.

Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. For example, if our future operating results do not meet current forecasts or if we experience a sustained decline in our market capitalization that is determined to be indicative of a reduction in fair value of our reporting unit, we may be required to record future impairment charges for purchased intangible assets. Impairment charges could materially decrease our future net income and result in lower asset values on our balance sheet.

### *Financial Royalty Assets - Recognition of Income*

Financial royalty assets represent a portfolio of future milestone and royalty payment rights acquired that are passive in nature (i.e., we do not own the intellectual property or have the right to commercialize the underlying products).

Our financial royalty assets are classified similar to loans receivable and are measured at amortized cost using the prospective effective interest method described in ASC 835-30, *Imputation of Interest*. The effective interest rate is calculated by forecasting the expected cash flows to be received over the life of the asset relative to the initial invested amount. The effective interest rate is recalculated in each reporting period as the difference between expected cash flows and actual cash flows are realized and as there are changes to expected future cash flows.

The gross carrying value of a financial royalty asset is made up of the opening balance, or net purchase price for a new financial royalty asset, which is increased by accrued interest income (except for assets under the non-accrual method) and decreased by cash receipts in the period to arrive at the ending balance.

We recognize income from financial royalty assets when there is a reasonable expectation about the timing and amount of cash flows expected to be collected. Income is calculated by multiplying the carrying value of the financial royalty asset by the periodic effective interest rate. We account for financial royalty assets related to developmental pipeline or recently commercialized products on a non-accrual basis. Developmental pipeline products are non-commercialized, non-approved products that require FDA or other regulatory approval, and thus have uncertain cash flows. Newly commercialized products typically do not have an established reliable sales pattern, and thus have uncertain cash flows.

**Recent Accounting Pronouncements**

For the summary of recent accounting pronouncements applicable to our consolidated financial statements, see "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1, Basis of Presentation and Summary of Significant Accounting Policies.*"

**Item 7A.    Quantitative and Qualitative Disclosures About Market Risk**

We are exposed to market risk from interest rates and equity prices which could affect our results of operations, financial condition and cash flows. We manage our exposure to these market risks through our regular operating and financing activities.

*Investment Portfolio Risk*

At December 31, 2025, our investment portfolio included investments in available-for-sale securities of $558.6 million, including the investment in Viking common stock of $35.2 million. These securities are subject to market risk and may decline in value based on market conditions.

*Credit Risk*

We are exposed to credit risk through our counterparties, including risks associated with royalty assets, receivables, and financial instruments such as derivatives and available-for-sale debt securities. Most of our royalty assets and receivables come from contractual agreements that generate royalties based on sales of pharmaceutical products across the United States, Europe, and other regions. This risk is primarily mitigated by the broad range of marketers responsible for paying royalties and the geographic diversity of product sales. Our royalty portfolio includes products marketed by leading biopharmaceutical companies such as Amgen, Merck, Jazz, Recordati, and Sanofi. As of December 31, 2025, Recordati was the largest individual marketer and payor of our financial royalty assets, representing 54% of these assets.

We actively monitor the financial performance and creditworthiness of counterparties to our royalty agreements, derivative financial instruments, and available-for-sale debt securities to assess and respond to changes in their credit profiles. So far, we have not incurred any significant losses related to the collection of income or revenue from royalty assets, available-for-sale debt securities, or the settlement of derivative financial instruments. However, if a counterparty faces bankruptcy or financial difficulties and fails to meet its obligations under a derivative financial instrument, we could face substantial difficulties or delays in recovering amounts owed during bankruptcy or reorganization.

*Foreign Currency Risk*

Through our licensing and business operations, we are exposed to foreign currency risk. Foreign currency exposures arise from transactions denominated in a currency other than the functional currency and from foreign denominated revenues and profit translated into U.S. dollars. As a result, our revenues from royalty payments are exposed to risks associated with fluctuations in foreign exchange rates. These currency fluctuations could cause our operating results to differ materially from expectations, potentially leading to substantial gains or losses from the remeasurement of company balances. While historically we have primarily transacted with customers and vendors in U.S. dollars, as our international operations expand, our exposure to the effects of fluctuations in currency exchange rates increases. We expect to continue to expand the number of transactions with our customers that are denominated in foreign currencies in the future.

We purchase Captisol from Hovione, located in Lisbon, Portugal and Cork, Ireland. Payments to Hovione are denominated and paid in U.S. dollars; however, the unit price of Captisol contains an adjustment factor which is based on the sharing of foreign currency risk between the two parties. Currently, we do not hedge our exposure to foreign currency fluctuations.

Also, we generate Qarziba royalty revenue and incur operating expenses at our non-U.S. locations in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of related income and expenses. These fluctuations in currency exchange rates may affect the reported value of foreign-denominated revenues, expenses, assets, and liabilities when translated into U.S. dollars.

*Interest Rate Risk*

We are exposed to changes in interest rates related primarily to our investment portfolio. Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We use a combination of internal and external management to execute our investment strategy. We typically invest in highly rated securities, with the primary objective of minimizing the risk of principal loss. Our investment policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. We have historically maintained a relatively short average maturity for our investment portfolio, and we believe a hypothetical 100 basis point adverse move in interest rates across all maturities would not materially impact the fair market value of the portfolio in either period.

**Item 8.**      **Consolidated Financial Statements and Supplementary Data**

61

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Ligand Pharmaceuticals Incorporated

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Ligand Pharmaceuticals Incorporated (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

***Impairment assessment of finite-lived intangibles***

*Description of the Matter*

At December 31, 2025, the Company's finite-lived intangible assets totaled $225.4 million. As discussed in Note 1 to the consolidated financial statements, the Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company did not identify indicators of impairment for its finite-lived intangibles at December 31, 2025.

Auditing management's assessment of impairment is challenging due to the degree of subjective auditor judgment necessary in evaluating management's process to identify potential indicators of impairment and the related assessment of the severity of such indicators in determining whether a triggering event has occurred. A high degree of auditor judgment was required to evaluate potential triggering events which included market conditions, industry and economic trends, changes in regulations, clinical success and historical and forecasted financial results. The evaluation of triggering events could have a significant effect on the Company's impairment assessment and the determination of whether further quantitative analysis of finite-lived intangible assets was required.

*How We Addressed the Matter in Our Audit*

We obtained an understanding of management's process to identify indicators of impairment, including the qualitative analysis and related inputs and assumptions used in performing the analyses. We evaluated the design and tested the operating effectiveness of the controls that address the identification of indicators of impairment. For example, we tested controls over management's assessment of indicators of impairment.

To test the Company's evaluation of indicators of impairment for finite-lived intangibles, our audit procedures included, among others, assessing the methodologies and testing the completeness and accuracy of the Company's analysis of events or changes in circumstances. As part of our evaluation, we considered market conditions, industry and economic trends, changes in regulations, clinical success and historical and forecasted financial results, in assessing whether an indicator of impairments exists.

***Financial royalty assets - recognition of income***

*Description of the Matter*

As disclosed in Note 6 to the consolidated financial statements, the Company's total financial royalty assets, net, were $219.7 million as of December 31, 2025. For the year ended December 31, 2025, the Company recognized income from financial royalty assets of $28.5 million. As explained in Notes 1 and 6 to the consolidated financial statements, the Company's financial royalty assets are measured at amortized cost and income is recognized using the prospective effective interest method.

Auditing management's recognition of income under the effective interest method involved complex auditor judgment, as the assumptions used to forecast the prospective interest rate include estimates of expected future cash flows from the underlying royalties and are therefore affected by uncertainties such as future demand for the underlying product.

*How We Addressed the Matter in Our Audit*

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the recognition of income on financial royalty assets. This included testing controls over management's review of the significant assumptions and other inputs used in estimating the forecasted cash flows.

To test the income recognized, our audit procedures included, among others, evaluating the completeness and accuracy of the data used to develop the key assumptions identified above. For example, we tested the inputs to the model, principally comprising of historic product sales and estimates of nearer-term sales, by comparing to analyst reports or published sales information. We assessed the historical accuracy of management's estimates by comparing expected cash flows to actual cash receipts. We also evaluated management's expected future cash flows for the products underlying the royalties and performed a sensitivity analysis over the resulting forecasted product sales.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.

San Diego, California

February 27, 2026

# LIGAND PHARMACEUTICALS INCORPORATED
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except par value)

|  | December 31, | |
|  | 2025 | 2024 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 174,927 | $ 72,307 |
| Short-term investments | 558,594 | 183,858 |
| Accounts receivable, net | 59,601 | 38,376 |
| Inventory | 9,126 | 14,114 |
| Short-term portion of financial royalty assets | 22,792 | 10,025 |
| Income taxes receivable | 1,446 | 4,073 |
| Other current assets | 5,785 | 8,806 |
| Total current assets | 832,271 | 331,559 |
|  | | |
| Intangible assets, net | 225,438 | 266,648 |
| Goodwill | 101,541 | 105,250 |
| Long-term portion of financial royalty assets, net | 196,877 | 185,024 |
| Noncurrent derivative assets | 15,632 | 10,583 |
| Equity method investments | 46,500 | — |
| Other investments | 121,451 | 10,908 |
| Deferred income taxes, net | 8,345 | 72 |
| Other assets | 12,582 | 31,730 |
| Total assets | $ 1,560,637 | $ 941,774 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 3,238 | $ 5,233 |
| Accrued liabilities | 31,453 | 27,906 |
| Income tax payable | 1,239 | 1,199 |
| Current contingent liabilities | 287 | 206 |
| Current operating lease liabilities | 1,095 | 1,266 |
| Other current liabilities | 135 | 1,302 |
| Total current liabilities | 37,447 | 37,112 |
| Long-term deferred revenue | — | 2,246 |
| Long-term contingent liabilities | 2,934 | 3,475 |
| Long-term operating lease liabilities | 4,204 | 5,815 |
| 2030 Convertible Senior Notes, net | 446,192 | — |
| Deferred income taxes, net | 36,019 | 32,524 |
| Other long-term liabilities | 16,629 | 30,163 |
| Total liabilities | 543,425 | 111,335 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.001 par value; 5,000 shares authorized; zero issued and outstanding at December 31, 2025 and 2024 | — | — |
| Common stock, $0.001 par value; 60,000 shares authorized; 19,774 and 19,106 shares issued and outstanding at December 31, 2025 and 2024, respectively | 20 | 20 |
| Additional paid-in capital | 400,649 | 337,377 |
| Accumulated other comprehensive income (loss) | 8,455 | (5,942) |
| Retained earnings | 608,088 | 498,984 |
| Total stockholders' equity | 1,017,212 | 830,439 |
| Total liabilities and stockholders' equity | $ 1,560,637 | $ 941,774 |

*See accompanying notes to these consolidated financial statements.*

# LIGAND PHARMACEUTICALS INCORPORATED
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (in thousands, except per share amounts)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | **2024** | | **2023** |
| **Revenue and income:** | | | | | | |
| Revenue from intangible royalty assets | $ | 132,534 | $ | 95,329 | $ | 83,910 |
| Income from financial royalty assets | | 28,467 | | 13,444 | | 1,049 |
| Royalties | | 161,001 | | 108,773 | | 84,959 |
| Captisol | | 40,213 | | 30,883 | | 28,372 |
| Contract revenue and income | | 66,873 | | 27,477 | | 17,983 |
| Total revenue and income | | 268,087 | | 167,133 | | 131,314 |
| **Operating costs and expenses:** | | | | | | |
| Cost of Captisol | | 14,549 | | 11,074 | | 10,512 |
| Amortization of intangibles | | 32,708 | | 32,959 | | 33,654 |
| Research and development | | 81,182 | | 21,425 | | 24,537 |
| General and administrative | | 92,449 | | 78,654 | | 52,790 |
| Financial royalty assets impairment | | 6,197 | | 30,572 | | — |
| Fair value adjustments to partner program derivatives | | — | | 15,055 | | — |
| Total operating costs and expenses | | 227,085 | | 189,739 | | 121,493 |
| Gain on sale of Pelican | | — | | — | | (2,121) |
| Operating income (loss) from continuing operations | | 41,002 | | (22,606) | | 11,942 |
| **Non-operating income and expenses:** | | | | | | |
| Gain from short-term investments | | 18,433 | | 75,024 | | 46,365 |
| Gain (loss) from change in fair value of equity method investments and other investments | | 90,670 | | (34,601) | | — |
| Interest income | | 13,659 | | 8,055 | | 7,711 |
| Interest expense | | (4,715) | | (3,037) | | (656) |
| Other non-operating expense, net | | (89) | | (20,317) | | (1,702) |
| Total non-operating income, net | | 117,958 | | 25,124 | | 51,718 |
| Income before income tax from continuing operations | | 158,960 | | 2,518 | | 63,660 |
| Income tax expense | | (34,507) | | (6,550) | | (9,841) |
| Net income (loss) from continuing operations | | 124,453 | | (4,032) | | 53,819 |
| Net loss from discontinued operations | | — | | — | | (1,665) |
| **Net income (loss):** | $ | 124,453 | $ | (4,032) | $ | 52,154 |
| | | | | | | |
| Basic net income (loss) from continuing operations per share | $ | 6.44 | $ | (0.22) | $ | 3.11 |
| Basic net loss from discontinued operations per share | $ | — | $ | — | $ | (0.10) |
| Basic net income (loss) per share | $ | 6.44 | $ | (0.22) | $ | 3.02 |
| Shares used in basic per share calculation | | 19,338 | | 18,290 | | 17,298 |
| | | | | | | |
| Diluted net income (loss) from continuing operations per share | $ | 6.13 | $ | (0.22) | $ | 3.03 |
| Diluted net loss from discontinued operations per share | $ | — | $ | — | $ | (0.09) |
| Diluted net income (loss) per share | $ | 6.13 | $ | (0.22) | $ | 2.94 |
| Shares used in diluted per share calculation | | 20,294 | | 18,290 | | 17,757 |

*See accompanying notes to these consolidated financial statements.*

**LIGAND PHARMACEUTICALS INCORPORATED**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**
**(in thousands)**

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Net income (loss) | $ 124,453 | $ (4,032) | $ 52,154 |
| Unrealized net gain on available-for-sale securities, net of tax | 181 | 45 | 167 |
| Foreign currency translation adjustment, net of tax | 14,216 | (5,170) | — |
| Comprehensive income (loss) | $ 138,850 | $ (9,157) | $ 52,321 |

*See accompanying notes to these consolidated financial statements.*

# LIGAND PHARMACEUTICALS INCORPORATED

## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
### (in thousands)

| | Common Stock | | Additional paid-in capital | Accumulated other comprehensive income (loss) | Retained earnings | Total stockholders' equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance at December 31, 2022 | 16,951 | $ 17 | $ 147,590 | $ (984) | $ 450,862 | $ 597,485 |
| Issuance of common stock under employee stock compensation plans, net of shares withheld for payroll taxes | 605 | 1 | 17,901 | — | — | 17,902 |
| Share-based compensation | — | — | 25,743 | — | — | 25,743 |
| Unrealized net gain on available-for-sale securities, net of tax | — | — | — | 167 | — | 167 |
| Final OmniAb Distribution | — | — | 1,665 | — | — | 1,665 |
| Final tax impact of OmniAb Distribution | — | — | 5,797 | — | — | 5,797 |
| Net income | — | — | — | — | 52,154 | 52,154 |
| Balance at December 31, 2023 | 17,556 | 18 | 198,696 | (817) | 503,016 | 700,913 |
| Issuance of common stock under employee stock compensation plans, net of shares withheld for payroll taxes | 1,190 | 2 | 60,452 | — | — | 60,454 |
| Issuance of common stock, net of commissions and fees | 360 | — | 37,140 | — | — | 37,140 |
| Share-based compensation | — | — | 41,089 | — | — | 41,089 |
| Unrealized net gain on available-for-sale securities, net of tax | — | — | — | 45 | — | 45 |
| Foreign currency translation adjustment, net of tax | — | — | — | (5,170) | — | (5,170) |
| Net loss | — | — | — | — | (4,032) | (4,032) |
| Balance at December 31, 2024 | 19,106 | 20 | 337,377 | (5,942) | 498,984 | 830,439 |
| ASU 2025-07 adoption: impact as of January 1, 2025 (Note 1) | — | — | — | — | (349) | (349) |
| Issuance of common stock under employee stock compensation plans, net of shares withheld for payroll taxes | 770 | — | 37,902 | — | — | 37,902 |
| Share repurchase in connection to the 2030 Notes (Note 9) | (102) | — | — | — | (15,000) | (15,000) |
| 2030 Notes hedge and warrant transactions, net of tax (Note 9) | — | — | (21,479) | — | — | (21,479) |
| Share-based compensation | — | — | 46,849 | — | — | 46,849 |
| Unrealized net gain on available-for-sale securities, net of tax | — | — | — | 181 | — | 181 |
| Foreign currency translation adjustment, net of tax | — | — | — | 14,216 | — | 14,216 |
| Net income | — | — | — | — | 124,453 | 124,453 |
| Balance at December 31, 2025 | 19,774 | $ 20 | $ 400,649 | $ 8,455 | $ 608,088 | $ 1,017,212 |

*See accompanying notes to these consolidated financial statements.*

**LIGAND PHARMACEUTICALS INCORPORATED**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| **Cash flows from operating activities:** | | | |
| Net income (loss) | $ 124,453 | $ (4,032) | $ 52,154 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Gain on sale of Pelican | — | — | (2,121) |
| Change in estimated fair value of contingent liabilities | 860 | 683 | (265) |
| Depreciation of fixed assets and amortization of intangible assets | 33,775 | 35,239 | 36,521 |
| Gain from short-term investments | (18,433) | (67,901) | (46,365) |
| (Gain) loss from change in fair value of equity method investments and other investments | (90,670) | 34,601 | — |
| Loss from equity method investment in Primrose Bio | — | 7,008 | 1,829 |
| Gain on Pelthos Transaction | (53,072) | — | — |
| Accretion of premium on short-term investments, net | (4,958) | (1,331) | (1,318) |
| Amortization of debt discount and issuance fees | 1,273 | 486 | 240 |
| Loss (gain) on derivative instruments | (1,022) | 20,010 | (250) |
| Non-cash income from financial royalty assets | (8,620) | (5,467) | (878) |
| CECL adjustment to financial royalty assets | (922) | (4,315) | 3,595 |
| Impairment loss of financial royalty assets | 6,197 | 30,572 | 924 |
| Lease amortization expense | 1,942 | 2,126 | 1,735 |
| Share-based compensation | 46,849 | 41,089 | 25,743 |
| Deferred income taxes, net | 22,684 | (15,800) | 11,696 |
| Other | 1,688 | 4,723 | 739 |
| Changes in operating assets and liabilities, net of acquisition: | | | |
| Accounts receivable, net | (21,737) | (6,459) | (2,601) |
| Inventory | 4,988 | 9,619 | (10,870) |
| Other economic rights | — | — | (5,000) |
| Accounts payable and accrued liabilities | 5,882 | 13,903 | (4,704) |
| Income taxes receivable and payable | 2,667 | 2,310 | (1,781) |
| Deferred revenue | (578) | (1,308) | 419 |
| Other assets and liabilities | (3,887) | 1,291 | (9,865) |
| Net cash provided by operating activities | 49,359 | 97,047 | 49,577 |
| | | | |
| **Cash flows from investing activities:** | | | |
| Acquisition of financial royalty assets | (10,862) | (17,819) | (50,328) |
| Acquisition of royalty receivables | (813) | — | — |
| Proceeds from financial royalty assets | 10,261 | 7,429 | 418 |
| Purchases of derivatives | (13,792) | — | — |
| Purchases of property and equipment | (452) | (1,821) | (3,521) |
| Purchases of short-term investments | (726,713) | (226,384) | (126,764) |
| Proceeds from sale of short-term investments | 159,584 | 229,367 | 148,765 |
| Proceeds from maturity of short-term investments | 217,700 | 33,131 | 45,402 |
| Cash outflow on deconsolidation of LNHC, Inc. | (8,085) | — | — |
| Cash paid for investment in Primrose Bio | — | (998) | (15,249) |
| Cash paid for other investments | (3,847) | (2,500) | — |

| | | | | | | |
|---|---|---|---|---|---|---|
| Cash paid for Novan acquisition, net of restricted cash received | | — | | — | | (10,405) |
| Cash paid for the Agenus Transaction | | — | | (75,000) | | — |
| Cash paid for Apeiron Acquisition, net of cash received | | — | | (91,996) | | — |
| Cash paid for InvIOs investment | | (303) | | (4,196) | | — |
| Net proceeds from Viking Share Collar and Viking Share Put | | — | | 7,123 | | — |
| Net cash used in investing activities | | (377,322) | | (143,664) | | (11,682) |
| | | | | | | |
| **Cash flows from financing activities:** | | | | | | |
| Gross proceeds from issuance of 2030 Convertible Senior Notes | | 460,000 | | — | | — |
| Debt discount and payment of debt issuance cost | | (15,528) | | (426) | | (949) |
| Purchase of 2030 Convertible Senior Notes hedge | | (113,250) | | — | | — |
| Proceeds from issuance of warrants | | 67,390 | | — | | — |
| Repurchase of common stock | | (15,000) | | — | | — |
| Proceeds from common stock issuance, net of commissions and fees | | — | | 37,140 | | — |
| Repayment of 2023 Notes at maturity | | — | | — | | (76,854) |
| Payments under finance lease obligations | | (27) | | (25) | | (45) |
| Payments to CVR holders | | (174) | | — | | — |
| Net proceeds from stock option exercises and ESPP | | 47,501 | | 65,588 | | 22,448 |
| Taxes paid related to net share settlement of equity awards | | (9,599) | | (5,136) | | (4,547) |
| Proceeds from Pelthos investors bridge loans | | 6,910 | | — | | — |
| Net cash provided by (used) in financing activities | | 428,223 | | 97,141 | | (59,947) |
| Effect of exchange rate changes on cash and cash equivalents | | 2,360 | | (1,171) | | — |
| Net increase (decrease) in cash and cash equivalents | | 102,620 | | 49,353 | | (22,052) |
| Cash and cash equivalents at beginning of year | | 72,307 | | 22,954 | | 45,006 |
| Cash and cash equivalents at end of year | $ | 174,927 | $ | 72,307 | $ | 22,954 |
| | | | | | | |
| **Supplemental disclosure of cash flow information** | | | | | | |
| Interest paid | $ | 321 | $ | 263 | $ | 288 |
| Taxes paid | $ | 7,802 | $ | 19,206 | $ | 8,770 |
| Acquisitions: | | | | | | |
| Fair value of tangible assets acquired, net of cash and restricted cash received | $ | — | $ | 8,965 | $ | 17,887 |
| Goodwill | | — | | — | | 3,709 |
| Intangible assets | | — | | — | | 10,700 |
| Financial royalty assets | | — | | 106,156 | | — |
| Liabilities assumed | | — | | (23,125) | | (21,891) |
| Net cash paid for acquisitions | $ | — | $ | 91,996 | $ | 10,405 |
| | | | | | | |
| **Supplemental schedule of non-cash investing and financing activities:** | | | | | | |
| Pelthos shares received in exchange for LNHC, Inc. business | $ | 44,092 | $ | — | $ | — |
| Pelthos shares received for Ligand bridge loan cancellation | $ | 12,732 | $ | — | $ | — |
| Accrued Primrose transaction costs | $ | — | $ | — | $ | 998 |
| Addition of right-of-use assets and lease liabilities | $ | 2,315 | $ | 1,769 | $ | — |
| Accrued royalty from financial royalty assets | $ | — | $ | — | $ | 52 |
| Accrued purchases of financial royalty assets | $ | — | $ | — | $ | 347 |
| Accrued debt issuance costs | $ | — | $ | 42 | $ | 41 |
| Accrued fixed asset purchases | $ | 215 | $ | 71 | $ | — |
| Unrealized gain (loss) on available-for-sale investments, net of tax | $ | 181 | $ | 45 | $ | 167 |

*See accompanying notes to these consolidated financial statements.*

# Notes to Consolidated Financial Statements

*Unless the context requires otherwise, references in this report to "Ligand," "we," "us," the "Company," and "our" refer to Ligand Pharmaceuticals Incorporated and its consolidated subsidiaries.*

## 1. Basis of Presentation and Summary of Significant Accounting Policies

### Business

We are a biopharmaceutical company enabling scientific advancement through supporting the clinical development of high-value medicines. We do this by providing financing, licensing our technologies or both.

### Basis of Presentation and Principles of Consolidation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and include the accounts of our parent company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

### Segment Information

The Company has one operating and one reportable segment: development and licensing of biopharmaceutical assets. The Company's Chief Operating Decision Maker ("CODM") is Todd Davis, our Chief Executive Officer. The CODM uses net income (loss) from continuing operations as a single segment profit or loss measure to evaluate our single segment performance, and in deciding whether to reinvest into the existing assets, or to new potential opportunities. Our CODM relies on internal management reporting processes that provide information on segment operating income (loss) for making financial decisions and allocating resources. CODM does not evaluate, manage or measure performance of segments using asset information.

The information on significant segment expenses that are regularly provided to the CODM, and other segment items included within the reported segment profit or loss measure, is presented in a table below:

|  | Year ended December 31, | | |
|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Total revenue and income** | $ 268,087 | $ 167,133 | $ 131,314 |
| Share-based compensation | (46,849) | (41,089) | (25,743) |
| **Other segment items:** | | | |
| Amortization of intangibles | (32,708) | (32,959) | (33,654) |
| Depreciation of property and equipment | (991) | (2,300) | (2,905) |
| Interest income | 13,659 | 8,055 | 7,711 |
| Interest expense | (4,715) | (3,037) | (656) |
| Other * | (72,030) | (99,835) | (22,248) |
| **Net income (loss) from continuing operations** | $ 124,453 | $ (4,032) | $ 53,819 |

*\* Other items for the years ended December 31, 2025, 2024, and 2023, include the amount of other general, administrative, research and development expenses of $125.8 million, $56.7 million, and $48.7 million (net of share-based compensation and depreciation expenses), respectively, and additional income and expense items that are presented in consolidated statements of operations such as financial royalty assets impairment, fair value adjustments to partner program derivatives, cost of Captisol and other non-operating income and expenses.*

### Reclassification

Certain reclassifications have been made to the previously issued audited consolidated financial statements to conform with the current period presentation. Specifically, within the consolidated balance sheet as of December 31, 2024, a portion of other current assets has been reclassified to short-term portion of financial royalty assets, and prepaid expenses have been combined within other current assets. Also, property and equipment and lease right-of-use assets have been combined within other assets.

In addition, within the consolidated statement of operations for the year ended December 31, 2024, a portion of other non-operating expense, net, has been reclassified to gain (loss) from change in fair value of equity method investments and other investments.

Within the consolidated statement of cash flows for the year ended December 31, 2024, a portion of losses from equity method investment in Primrose Bio, a portion of other, and fair value adjustment to Primrose Bio securities investments have been reclassified to (gain) loss from change in fair value of equity-method investments and other investments.

### Discontinued operations

The Company determined that the spin-off of the OmniAb Business in November 2022 in connection with the OmniAb Transactions met the criteria for classification as a discontinued operation in accordance with ASC Subtopic 205-20, *Discontinued Operations* ("ASC 205-20"). We recognized a $1.7 million tax provision adjustment related to deferred taxes in the first quarter of 2023 that was attributable to the discontinued operations.

### Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates.

### Acquisitions

We first determine whether a set of assets acquired constitute a business and should be accounted for as a business combination. If the assets acquired are not a business, we account for the transaction as an asset acquisition. Business combinations are accounted for by using the acquisition method of accounting which requires us to use significant estimates and assumptions, especially with respect to intangible assets. We record the excess consideration over the aggregate fair value of tangible and intangible assets, net of liabilities assumed, as goodwill.

Under the acquisition method of accounting, we recognize separately from goodwill the identifiable assets acquired, the liabilities assumed, including contingent consideration and all contractual contingencies, generally at the acquisition date fair value. Contingent purchase consideration to be settled in cash are remeasured to estimated fair value at each reporting period with the change in fair value recorded in statement of operations. Costs that we incur to complete the business combination such as investment banking, legal and other professional fees are not considered part of consideration and we charge them to general and administrative expense as they incurred.

Should the initial accounting for a business combination be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements. During the measurement period, we adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we record those adjustments to our financial statements in the period of change, if any.

Under the acquisition method of accounting for business combinations, if we identify changes to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period and they relate to new information obtained about facts and circumstances that existed as of the acquisition date, those changes are considered a measurement period adjustment and we record the offset to goodwill. We record all other changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions in current period income tax expense.

### Concentrations of Business Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash equivalents and investments. We invest excess cash principally in United States government debt securities, investment grade corporate debt securities, commercial paper and certificates of deposit. We maintain some cash and cash equivalents balances with financial institutions that are in excess of the Federal Deposit Insurance Corporation insurance limits. We have established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

Revenue and income from significant partners, which is defined as 10% or more of our total revenue and income, were as follows:

|  | Year ended December 31, | | |
| --- | --- | --- | --- |
|  | **2025** | **2024** | **2023** |
| Partner A | 22% | 23% | 33% |
| Partner B | 17% | 12% | 20% |
| Partner C | 12% | <10% | 10% |

We are exposed to credit risk through our counterparties, including risks associated with royalty assets, receivables, and financial instruments such as derivatives and available-for-sale debt securities. Most of our royalty assets and receivables come from contractual agreements that generate royalties based on sales of pharmaceutical products across the United States, Europe, and other regions. This risk is primarily mitigated by the broad range of marketers responsible for paying royalties and the geographic diversity of product sales. Our royalty portfolio includes products marketed by leading biopharmaceutical companies such as Amgen, Merck, Jazz, Recordati, and Sanofi.

We actively monitor the financial performance and creditworthiness of counterparties to our royalty agreements, derivative financial instruments, and available-for-sale debt securities to assess and respond to changes in their credit profiles. So far, we have not incurred any significant losses related to the collection of income or revenue from royalty assets, available-for-sale debt securities, or the settlement of derivative financial instruments. However, if a counterparty faces bankruptcy or financial difficulties and fails to meet its obligations under a derivative financial instrument, we could face substantial delays in recovering amounts owed during bankruptcy or reorganization.

We obtain Captisol primarily from two sites related to a single supplier, Hovione. If this supplier were not able to supply the requested amounts of Captisol from each site, and if our safety stocks of material were depleted, we would be unable to continue to derive revenues from the sale of Captisol until we obtained material from an alternative source, which could take a considerable length of time.

### Cash Equivalents

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition.

### Short-term Investments

Short-term investments primarily consist of investments in debt and equity securities. We classify our short-term investments as "available-for-sale". Such investments are carried at fair value, with unrealized gains and losses on debt securities included in the statements of comprehensive income (loss), net of tax, and unrealized gains and losses on equity securities included in the consolidated statements of operations. We determine the cost of investments based on the specific identification method. We determine the realized gains or losses on the sale of available-for-sale securities using the specific identification method and include net realized gains and losses as a component of non-operating income and expenses within the consolidated statements of operations.

Debt securities consist of certificates of deposit, corporate debt securities, and securities of government-sponsored entities. Debt securities have effective maturities greater than three months and less than twenty-five months from the date of acquisition. Debt securities available-for-sale in an unrealized loss position are assessed for current expected credit losses. We start by assessing whether we intend to sell the security, or whether it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through earnings. For debt securities available-for-sale that do not meet the aforementioned criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, any changes in interest rates, and any changes to the rating of the security by a rating agency, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income or loss, as applicable.

Equity securities consist of investments in companies that have completed initial public offerings (marketable equity securities). Our marketable equity securities are measured at fair value.

For additional information, see *Note 7, Balance Sheet Account Details*.

### Accounts Receivable and Allowance for Credit Losses

Our accounts receivable primarily relate to (1) royalty revenue from intangible royalty assets on sales by our partners of products covered by patents that we or our partners own under contractual agreements, (2) any contractual license fees, technical, regulatory and sales-based milestones related to such products, and (3) Captisol material sales.

Our partners generally report sales information to us on a one quarter lag. Thus, we estimate the expected royalty and proceeds based on an analysis of historical experience and interim data provided by our partners including their publicly announced sales. Differences between actual and estimated royalty revenues, which have not been material, are adjusted in the period in which they become known, typically the following quarter.

We establish an allowance for credit losses to present the net amount of accounts receivable expected to be collected. The allowance is determined by using the loss-rate method, which requires an estimation of loss rates based upon historical loss experience adjusted for factors that are relevant to determining the expected collectability of accounts receivable. Some of these factors include macroeconomic conditions that correlate with historical loss experience, delinquency trends, aging behavior of receivables and credit and liquidity quality indicators for industry groups, customer classes or individual customers. During the years ended December 31, 2025, 2024 and 2023, we considered the current and expected future economic and market conditions and concluded an increase of $0.4 million, a decrease of $0.2 million, and an increase of $0.3 million in the aggregate of general and specific allowance for credit losses, respectively.

### Inventory

Inventory, which consists of finished goods (Captisol), is stated at the lower of cost or net realizable value. We determine cost using the specific identification method. We analyze our inventory levels periodically and write down inventory to net realizable value if it has become obsolete, has a cost basis in excess of its expected net realizable value or is in excess of expected requirements. During the years ended December 31, 2025, 2024 and 2023, we recorded an obsolete inventory charge of $0.0 million, $0.2 million and $0.2 million, respectively. In addition to finished goods, as of December 31, 2025 and 2024, inventory included prepayments of $2.1 million and $3.1 million, respectively, to our supplier for Captisol.

### Goodwill and Intangible Assets

Goodwill, which has an indefinite useful life, represents the excess of cost over fair value of net assets acquired. Goodwill is reviewed for impairment at the reporting unit level at least annually during the fourth quarter, or more frequently if an event occurs indicating the potential for impairment. During the goodwill impairment review, we assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount, including goodwill. The qualitative factors include, but are not limited to, macroeconomic conditions, industry and market considerations, and the overall financial performance. If, after assessing the totality of these qualitative factors, we determine that it is not more likely than not that the fair value of our reporting unit is less than the carrying amount, then no additional assessment is deemed necessary. Otherwise, we proceed to perform the quantitative assessment. We will then evaluate goodwill for impairment by comparing the estimated fair value of the reporting unit to its carrying value, including the associated goodwill. To determine the fair value, we generally use a combination of market approach based on Ligand and comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Our cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors. We may also elect to bypass the qualitative assessment in a period and elect to proceed to perform the quantitative assessment for the goodwill impairment test. We performed the annual assessment for goodwill impairment at the reporting unit level during the fourth quarter of 2025, noting no impairment.

Our identifiable intangible assets are typically composed of acquired core technologies, licensed technologies, contractual relationships, customer relationships and trade names. The cost of identifiable intangible assets with finite lives is generally amortized on a straight-line basis over the assets' respective estimated useful lives. We regularly perform reviews to determine if any event has occurred that may indicate that intangible assets with finite useful lives are potentially impaired. If indicators of impairment exist, an impairment test is performed to assess the recoverability of the affected assets by determining whether the carrying amount of such assets exceeds the undiscounted expected future cash flows. If the affected assets are not recoverable, we estimate the fair value of the assets and record an impairment loss if the carrying value of the assets exceeds the fair value. Factors that may indicate potential impairment include market conditions, industry and economic trends, changes in regulations, clinical success, historical and forecasted financial results, market capitalization, significant changes in the ability of a particular asset to generate positive cash flows, and the pattern of utilization of a particular asset. We did not identify any indicators of impairment for the finite-lived intangibles at December 31, 2025.

For additional information, see *Note 7, Balance Sheet Account Details*.

### Financial Royalty Assets, net

Financial royalty assets represent a portfolio of future milestone and royalty payment rights acquired that are passive in nature (i.e., we do not own the intellectual property or have the right to commercialize the underlying products).

Although a financial royalty asset does not have the contractual terms typical of a loan (such as contractual principal and interest), we account for financial royalty assets under ASC 310, *Receivables*. Our financial royalty assets are classified similar to loans receivable and are measured at amortized cost using the prospective effective interest method described in ASC 835-30 *Imputation of Interest*.

The effective interest rate is calculated by forecasting the expected cash flows to be received over the life of the asset relative to the initial invested amount. The effective interest rate is recalculated in each reporting period as the difference between expected cash flows and as actual cash flows are realized and as there are changes to expected future cash flows.

The gross carrying value of a financial royalty asset is made up of the opening balance, or net purchase price for a new financial royalty asset, which is increased by accrued interest income (except for assets under the non-accrual method) and decreased by cash receipts in the period to arrive at the ending balance.

We evaluate financial royalty assets for recoverability on an individual basis by comparing the effective interest rate at each reporting date to that of the prior period. If the effective interest rate is lower for the current period than the prior period, and if the gross cash flows have declined (expected and collected), we record provision expense for the change in expected cash flows. The provision is measured as the difference between the financial royalty asset's amortized cost basis and the net present value of the expected future cash flows, calculated using the prior period's effective interest rate. In a subsequent period, if there is an increase in expected future cash flows, or if actual cash flows are greater than cash flows previously expected, we reduce the previously established cumulative allowance in part or in full.

In addition to the above allowance, we recognize an allowance for current expected credit losses under ASC 326, *Financial Instruments – Credit Losses* on our financial royalty assets. The credit rating, which is primarily based on publicly available data and updated quarterly, is the primary credit quality indicator used to determine the credit loss provision.

The carrying value of financial royalty assets is presented net of the cumulative allowances for changes in expected future cash flows and expected credit losses. The initial amount and subsequent revisions in allowances for changes in expected future cash flows and expected credit losses are recorded as part of general and administrative expenses on the consolidated statements of operations.

When we are reasonably certain that a part of a financial royalty asset's net carrying value (or all of it) is not recoverable, we recognize an impairment which is recorded in financial royalty assets impairment on the consolidated statements of operations. To the extent there was an allowance previously recorded for this asset, the amount of such impairment is written off against the allowance at the time that such a determination is made. Any future recoveries from such impairment are recognized when cash is collected in a respective period earnings.

The short-term portion of financial royalty assets represents an estimation for current quarter royalty receipts which are normally collected during the subsequent quarter, and, as applicable, also includes previous periods royalty receipts that haven't yet been collected.

For additional information, see *Note 6, Financial Royalty Assets, net*.

### Derivative Assets

As of December 31, 2025, all our derivative assets are warrants and options which are not used for risk management purposes. For additional information, see *Note 3, Investment Transactions*.

As a result of our early adoption of ASU 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606)* ("ASU 2025-07"), certain assets previously accounted for as derivatives have been qualified for a new derivative scope exception introduced by ASU 2025-07, and are now accounted for as financial royalty assets with January 1, 2025 being the effective date of ASU 2025-07 adoption. Such assets include (1) our rights in future milestone and royalty payments from Agenus Partnered Programs (as defined in *Note 3, Investment Transactions*), (2) rights to receive from Primrose Bio 50% of milestone payments on two contracts previously entered into by Primordial Genetics ("Primrose mRNA"), and (3) Castle Creek Milestone (as defined in *Note 3, Investment Transactions*).

In May 2024, we entered into a collar arrangement to hedge against the fluctuation risk in Viking's share price (the "Viking Share Collar"). However, because the Viking stock investment is remeasured at fair value through earnings under ASC 321, the Viking Share Collar is not eligible for hedge accounting, but is considered as an economic hedge. The Viking Share Collar was fully exercised in October 2024. In the fourth quarter of 2024, we entered into a put arrangement to hedge against the fluctuation risk in Viking's share price (the "Viking Share Put") which expired within the same quarter.

All derivatives are measured at fair value on the consolidated balance sheets. For additional information, see *Note 7, Balance Sheet Account Details* and *Note 8, Fair Value Measurements*.

### Equity Method Investments

The Company accounts for investments in entities over which it has significant influence (generally defined as ownership interest of 20% or more) using the equity method of accounting. Under this method, the investment is initially recorded at cost and subsequently adjusted for the Company's share of the investee's earnings or losses and any dividends received, unless the fair value option under ASC 825-10 is elected. Such selection is made on an instrument-by-instrument basis and is irrevocable.

Equity method investments the Company elected a fair value option for are measured at fair value with changes in fair value recognized in earnings each reporting period and presented in gain (loss) from change in fair value of equity method investments and other investments in our consolidated statements of operations. The Company elected the fair value option for the equity method investment in Pelthos. The election was made to simplify the accounting and reporting process, as Pelthos is a publicly traded entity with readily available market price.

Equity method investments the Company did not elect a fair value option for are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment of equity method investments is presented in gain (loss) from change in fair value of equity method investments and other investments in our consolidated statements of operations. Our equity method investments are reviewed for indicators of impairment at each reporting period and are written down to fair value if there is evidence of a loss in value that is other-than-temporary. The Company did not elect a fair value option for the equity method investment in Primrose Bio.

### Other Investments

Other investments represent our investments in equity securities of third parties in which we do not have control or significant influence. Our equity securities investments that do not have a readily determinable or estimable fair value are measured using the measurement alternative in accordance with ASC 321, which is cost less impairment, if any, and adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. The amount of such impairment or adjustment recognized during the period is presented in gain (loss) from change in fair value of equity method investments and other investments in our consolidated statements of operations. The change in fair value for other investments (including those due to impairment) recognized during the period is presented in gain (loss) from change in fair value of equity method investments and other investments in our consolidated statements of operations.

### Contingent Liabilities

In connection with the acquisition of CyDex in January 2011, we recorded a contingent liability for amounts probable to be due to holders of the CyDex CVRs and former license holders. The liability is periodically assessed based on events and circumstances related to the underlying milestones, royalties and material sales.

In connection with the acquisition of Metabasis in January 2010, we issued Metabasis stockholders four tradable CVRs for each Metabasis share. The fair values of the CVRs are remeasured at each reporting date through the term of the related agreement.

Any change in fair value is recorded in other non-operating expense, net, in our consolidated statements of operations. For additional information, see *Note 7, Balance Sheet Account Details* and *Note 8, Fair Value Measurements*.

### Deferred Revenue

Depending on the terms of the arrangement, we may also defer a portion of the consideration received if we have to satisfy a future obligation. The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on the consolidated balance sheets. Except for royalty revenue and certain service revenue, we generally receive payment at the point we satisfy our obligation or soon after. Therefore, we do not generally carry a contract asset balance. Any fees billed in advance of being earned are recorded as deferred revenue. During the year ended December 31, 2025, the amount recognized as revenue that was previously deferred at December 31, 2024 was $0.6 million. During the year ended December 31, 2024, the amount recognized as revenue that was previously deferred at December 31, 2023 was $1.3 million.

### Revenue and Income

Our revenue and income is generated primarily from royalties on sales of products commercialized by our partners, Captisol material sales, income from financial royalty assets, contract revenue for license fees, technical, regulatory and sales-based milestone payments, and other income resulting from other royalty transactions.

For all revenue transactions, we apply the following five-step model in accordance with ASC 606, Revenue from Contracts with Customers, in order to determine the revenue: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

*Revenue from Intangible Royalty Assets*

We receive royalty revenue from intangible royalty assets on sales by our partners of products covered by patents that we or our partners own under contractual agreements. We do not have future performance obligations under these license arrangements. We generally satisfy our obligation to grant intellectual property rights on the effective date of the contract. However, we apply the royalty recognition constraint required under the guidance for sales-based royalties which requires a royalty to be recorded no sooner than when the underlying sale occurs. Therefore, royalties on sales of products commercialized by our partners are recognized in the quarter the product is sold. Our partners generally report sales information to us on a one quarter lag. Thus, we estimate the expected royalty proceeds based on an analysis of historical experience and interim data provided by our partners including their publicly announced sales. Differences between actual and estimated royalty revenues, which have not been material, are adjusted in the period in which they become known, typically the following quarter.

*Income from Financial Royalty Assets*

We recognize income from financial royalty assets when there is a reasonable expectation about the timing and amount of cash flows expected to be collected. Income is calculated by multiplying the carrying value of the financial royalty asset by the periodic effective interest rate.

We account for financial royalty assets related to developmental pipeline or recently commercialized products on a non-accrual basis. Developmental pipeline products are non-commercialized, non-approved products that require FDA or other regulatory approval, and thus have uncertain cash flows. Newly commercialized products typically do not have an established reliable sales pattern, and thus have uncertain cash flows.

*Captisol Sales*

Revenue from Captisol sales is recognized when control of Captisol material is transferred or intellectual property license rights are granted to our customers in an amount that reflects the consideration we expect to receive from our customers in exchange for those products or rights. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. For Captisol material or intellectual property license rights, we consider our performance obligation satisfied once we have transferred control of the product or granted the intellectual property rights, meaning the customer has the ability to use and obtain the benefit of the Captisol material or intellectual property license right. We recognize revenue for satisfied performance obligations only when we determine there are no uncertainties regarding payment terms or transfer of control. Sales tax and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. We have elected to recognize the cost of freight and shipping when control over Captisol material has transferred to the customer as an expense in cost of Captisol. We expense incremental costs of obtaining a contract when incurred if the expected amortization period of the asset that we would have recognized is one year or less or the amount is immaterial. We did not incur any incremental costs of obtaining a contract during the periods reported.

*Contract Revenue*

Our contracts with customers often include variable consideration in the form of contingent milestone payments. We include contingent milestone payments in the estimated transaction price when it is probable a significant reversal in the amount of cumulative revenue recognized will not occur. These estimates are based on historical experience, anticipated results and our best judgment at the time. If the contingent milestone payment is based on sales, we apply the royalty recognition constraint and record revenue when the underlying sale has taken place. Significant judgments must be made in determining the transaction price for our sales of intellectual property. Because of the risk that products in development with our partners will not reach development milestones or receive regulatory approval, we generally recognize any contingent payments that would be due to us upon the development milestone or regulatory approval.

Some customer contracts are sublicenses which require that we make payments to an upstream licensor related to license fees, milestones and royalties which we receive from customers. In such cases, we evaluate the determination of gross revenue as a principal versus net revenue as an agent reporting based on each individual agreement.

*Income*

Operating income includes milestone and royalty income received from other royalty transactions and transactions involving our intellectual property including, R&D funding arrangements, dispositions and the related contingent consideration.

Income for the year ended December 31, 2025 is primarily related to the $53.1 million income from the disposition of Ligand's wholly owned subsidiary, LNHC, Inc. in connection with the Pelthos Transaction (as defined below). For additional information on the Pelthos Transaction, see *Note 2, Pelthos Transaction*.

### Disaggregation of Revenue and Income

The following table represents disaggregation of royalties for the years ended December 31, 2025, 2024 and 2023 (in thousands):

| | | Year ended December 31, | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Royalties | | | |
| Kyprolis | $ 35,534 | $ 38,377 | $ 35,640 |
| Filspari | 31,971 | 12,179 | 2,655 |
| Rylaze | 13,350 | 13,743 | 13,520 |
| Capvaxive | 10,059 | 626 | — |
| Ohtuvayre | 9,760 | 833 | — |
| Teriparatide injection | 8,148 | 8,221 | 11,061 |
| Vaxneuvance | 7,403 | 5,184 | 4,062 |
| Evomela | 5,943 | 8,680 | 10,212 |
| Other | 10,366 | 7,486 | 6,760 |
| Revenue from intangible royalty assets | 132,534 | 95,329 | 83,910 |
| Qarziba | 23,739 | 11,120 | — |
| Other | 4,728 | 2,324 | 1,049 |
| Income from financial royalty assets | 28,467 | 13,444 | 1,049 |
| Total royalties | $ 161,001 | $ 108,773 | $ 84,959 |

The following table represents disaggregation of Captisol and contract revenue and income for the years ended December 31, 2025, 2024 and 2023 (in thousands):

| | | Year ended December 31, | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Captisol | $ 40,213 | $ 30,883 | $ 28,372 |
| | | | |
| Contract revenue and income | | | |
| Income from Pelthos Transaction | $ 53,072 | $ — | $ — |
| Contract revenue | 6,813 | 25,533 | 17,983 |
| Income | 6,988 | 1,944 | — |
| Total contract revenue and income | $ 66,873 | $ 27,477 | $ 17,983 |

### Research and Development Expenses

Research and development expense consists of labor, material, equipment, and allocated facilities costs of our scientific staff who are working pursuant to our collaborative agreements and other research and development projects. Also included in research and development expenses are third-party costs incurred for our research programs including in-licensing costs, contract research organization ("CRO") costs and costs incurred by other research and development service vendors. We expense these costs as they are incurred. When we make payments for research and development services prior to the services being rendered, we record those amounts as prepaid assets on our consolidated balance sheets and we expense them as the services are provided.

### Research and Development Funding Expense

We enter into transactions where we agree to fund a portion of the research and development ("R&D") performed by our partners for products undergoing late-stage clinical trials in exchange for future royalties or milestones if the products are successfully developed and commercialized. In accordance with ASC 730, *Research and Development*, we account for the funded amounts as R&D expense when we have the ability to obtain the results of the R&D, the transfer of financial risk is genuine and substantive and, at the time of entering into the transaction, it is not yet probable that the product will receive regulatory approval. If these conditions are not met, we may record the funded amounts as a financial royalty asset. We may fund R&D upfront or over time as the underlying products undergo clinical trials.

Royalties earned on successfully commercialized products generated from R&D arrangements are recognized as revenue from intangible royalty assets in the same period in which the sale of the commercialized product occurs. Fixed or milestone payments receivable based on the achievement of contractual criteria for products arising out of our R&D arrangements are recognized as contract revenue and income in the period that the milestone threshold is met.

### Share-Based Compensation

We incur share-based compensation expense related to restricted stock, ESPP, and stock options.

Restricted stock unit ("RSU") and performance stock unit ("PSU") are all considered restricted stock. The fair value of restricted stock is determined by the closing market price of our common stock on the date of grant. We recognize share-based compensation expense based on the fair value on a straight-line basis over the requisite service periods of the awards, taking into consideration of forfeitures as they occur. PSU generally represents a right to receive a certain number of shares of common stock based on the achievement of corporate performance goals and continued employment during the vesting period. At each reporting period, we reassess the probability of the achievement of such corporate performance goals and any expense change resulting from an adjustment in the estimated shares to be released are treated as a cumulative catch-up in the period of adjustment. A limited number of PSUs contain a market condition dependent upon the Company's relative and absolute total stockholder return over a three-year period, with a range of 0% to 200% of the target amount granted to be issued under the award. Share-based compensation expense for these PSUs is measured using the Monte-Carlo simulation valuation model and is not adjusted for the achievement, or lack thereof, of the market conditions.

The Black-Scholes-Merton option-pricing model is used to estimate the fair value of stock purchases under our ESPP and stock options granted. The model assumptions include expected volatility, term, dividends, and the risk-free interest rate. We look to historical and implied volatility of our stock to determine the expected volatility. The expected term of an award is based on historical forfeiture experience, exercise activity, and on the terms and conditions of the stock awards. The expected dividend yield is determined to be 0% given that except for 2007, during which we declared a cash dividend on our common stock of $2.50 per share, we have not paid any dividends on our common stock in the past and currently do not expect to pay cash dividends or make any other distributions on common stock in the future. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards.

We grant options, RSUs and PSUs to employees and non-employee directors. Non-employee directors are accounted for as employees. Options and RSUs granted to certain non-employee directors typically vest one year from the date of grant. Options granted to employees typically vest 1/8 on the six-month anniversary of the date of grant, and 1/48 each month thereafter for forty-two months. RSUs and PSUs granted to employees vest over three years. All option awards generally expire ten years from the date of grant.

Share-based compensation expense for awards to employees and non-employee directors is recognized on a straight-line basis over the vesting period until the last tranche vests.

### Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date.

Deferred tax assets are regularly assessed to determine the likelihood they will be recovered from future taxable income. A valuation allowance is established when we believe it is more likely than not the future realization of all or some of a deferred tax asset will not be achieved. In evaluating the ability to recover deferred tax assets within the jurisdiction which they arise we consider all available positive and negative evidence. Factors reviewed include the cumulative pre-tax book income for the past three years, scheduled reversals of deferred tax liabilities, history of earnings and reliable forecasting, projections of pre-tax book income over the foreseeable future, and the impact of any feasible and prudent tax planning strategies.

We recognize the impact of a tax position in our financial statements only if that position is more likely than not of being sustained upon examination by taxing authorities, based on the technical merits of the position. Tax authorities regularly examine our returns in the jurisdictions in which we do business and we regularly assess the tax risk of our return filing positions. Due to the complexity of some of the uncertainties, the ultimate resolution may result in payments that are materially different from our current estimate of the tax liability. These differences, as well as any interest and penalties, will be reflected in the provision for income taxes in the period in which they are determined.

### Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed based on the sum of the weighted average number of common shares and potentially dilutive common shares outstanding during the period. Diluted net loss per share is computed based on the sum of the weighted average number of common shares outstanding during the period.

Potentially dilutive common shares consist of shares issuable under the 2030 Notes, warrants in connection with the 2030 Notes, the 2023 Notes, stock options and restricted stock. The 2030 Notes are considered to be Instrument C where, upon conversion, the Company must satisfy the accreted value of the debt instrument in cash and may choose to satisfy the conversion spread in cash, shares, or a combination of cash and shares. The dilutive effect of Instrument C is limited to the conversion premium, which is reflected in the calculation of diluted earnings per share as if it were a freestanding written call option on the issuer's shares. The warrants will have a dilutive effect to the extent the market price per share of common stock exceeds the applicable exercise price of the warrants.

We paid off the 2023 Notes in May 2023, but they had a dilutive impact during the year ended December 31, 2023 because the average market price of our common stock exceeded the maximum conversion price. It was our intent and policy to settle conversions through combination settlement, which essentially involves payment in cash equal to the principal portion and delivery of shares of common stock for the excess of the conversion value over the principal portion.

Potentially dilutive common shares from stock options and restricted stock are determined using the average share price for each period under the treasury stock method. In addition, the following amounts are assumed to be used to repurchase shares: proceeds from exercise of stock options and the average amount of unrecognized compensation expense for stock options and restricted stock. In loss periods, basic net loss per share and diluted net loss per share are identical since the effect of otherwise dilutive potential common shares is anti-dilutive and therefore excluded. For additional information, see *Note 11, Stockholders' Equity*.

In accordance with ASC 260, *Earnings per Share*, if a company had a discontinuing operation, the company uses income from continuing operations, adjusted for preferred dividends and similar adjustments, as its control number to determine whether potential common shares are dilutive. The following table presents the calculation of weighted average shares used to calculate basic and diluted net income (loss) per share (in thousands):

|  | Year Ended December 31, | | |
|  | **2025** | **2024** | **2023** |
|---|---|---|---|
| Weighted average shares outstanding: | 19,338 | 18,290 | 17,298 |
| Dilutive potential common shares: | | | |
| Restricted stock | 311 | — | 85 |
| Stock options | 645 | — | 255 |
| 2023 Convertible Senior Notes | — | — | 119 |
| Shares used to compute diluted income per share | 20,294 | 18,290 | 17,757 |
| Potentially dilutive shares excluded from calculation due to anti-dilutive effect | 3,194 | 1,530 | 4,357 |

### Foreign Currency Translation

The Euro is the functional currency of Apeiron and the corresponding financial statements have been translated into U.S. Dollars in accordance with ASC 830-30, *Translation of Financial Statements*. Assets and liabilities are translated at end-of-period rates while revenues and expenses are translated at average rates in effect during the period in which the activity took place. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income (loss).

### Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) adjusted for the change during the periods presented for unrealized gains and losses on available-for-sale debt securities and foreign currency translation adjustments.

### Accounting Standards Updates, Recently Adopted

In September 2025, the FASB issued ASU 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606)*. The update provides a derivative scope refinement and scope clarification for share-based noncash consideration from a customer in a revenue contract. Adoption of the amendment allows for either the prospective or modified retrospective application and is effective for annual periods beginning after December 15, 2026, with early adoption permitted.

We early adopted this standard using the modified retrospective method for the derivative scope refinement with the effective date of January 1, 2025, and the adoption has some impact on our financial condition and results of operations. The key change of this update applicable for Ligand is related to additional derivative scope exception for contracts with underlyings based on obtaining regulatory approval or achieving a product development milestone. The assessment of our derivatives existing before the adoption date concluded that the Agenus Partnered Programs and the Primrose mRNA derivative assets met the scope exception of this amendment. Such assets were derecognized from derivative assets and recognized within the financial royalty assets, net, starting from January 1, 2025. A carrying value of such financial royalty assets was determined as unamortized cost basis less impairment recognized for certain Agenus Partnered Programs as of January 1, 2025. The Castle Creek milestone derivative acquired in February 2025 also met the scope exception of ASU 2025-07 and is now included in the balance of financial royalty assets, net, in the amount of its purchase price on the acquisition date. Refer to *Note 3, Investment Transactions* and *Note 6, Financial Royalty Assets, net*, for more information on these derivatives.

Financial royalty assets are assessed periodically for current expected credit losses ("CECL"). The CECL assessment on the derivatives reclassified to financial royalty assets acquired before the adoption date were recorded to retained earnings. The CECL adjustments made to financial royalty assets after the adoption date were recorded to general and administration in the consolidated statement of operations for the year ended December 31, 2025.

The scope clarification for share-based noncash consideration from a customer in a revenue contract is not applicable to us as we have not received any noncash consideration from our customers related to revenue contracts. Thus, we adopted this update effective on September 30, 2025 on a prospective method.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The update requires a public business entity to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. Adoption of the ASU allows for either the prospective or retrospective application of the amendment and is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We adopted this ASU prospectively in our Annual Report on the Form 10-K for the year ended December 31, 2025 and it impacted only our disclosures, with no impacts to our financial condition or results of operations. For additional information, see *Note 13, Income Taxes*.

### *Accounting Standards Not Yet Adopted*

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Expense Disaggregation Disclosures*. This update requires entities to disaggregate operating expenses into specific categories, such as salaries and wages, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. ASU 2024-03 may be applied retrospectively or prospectively. We are currently evaluating the new guidance to determine the impact it may have on our consolidated financial statements and related disclosures.

We do not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on our consolidated financial statements or disclosures.

### 2. Pelthos Transaction

In July 2025, we closed our definitive merger agreement to combine Ligand's wholly owned subsidiary LNHC, Inc., the holding company for the Pelthos Therapeutics business, with CHRO Merger Sub Inc., a wholly owned subsidiary of Channel Therapeutics Corporation ("Channel"). Upon the effectiveness of the merger LNHC, Inc. became a wholly owned subsidiary of Channel, and Channel changed its name to "Pelthos Therapeutics Inc." ("Pelthos") and began trading on the NYSE American exchange under the ticker PTHS. We received shares of Pelthos' common stock in connection with the merger. The merger was supported by approximately $50 million in equity private placement capital raised from a group of strategic investors (including Ligand) led by Murchinson Ltd. ("Investor Group").

Ligand invested $18 million and the other members of the Investor Group invested $32 million in Pelthos in exchange for shares of Pelthos' Series A convertible preferred stock. Out of the $18.0 million invested by Ligand, $12.7 million was invested by us prior to the closing of the Pelthos Transaction in the form of an intercompany loan. In connection with the closing of the Pelthos Transaction this intercompany loan was cancelled, and we contributed the remaining balance of $5.3 million to Pelthos. The transactions described herein are collectively referred to as the "Pelthos Transaction"). As of December 31, 2025, we own approximately 48% of Pelthos' outstanding shares of common stock, and approximately 60% of Pelthos outstanding shares of Series A convertible preferred stock. Our ownership interest of Pelthos' common stock is capped at 49.9% pursuant to the terms of the definitive agreements for the Pelthos Transaction.

Our CEO and director, Todd Davis, was also a director on Channel's board of directors. Mr. Davis did not participate in and recused himself from both boards' consideration and approval of the Pelthos Transaction, which was in the case of the Company approved by an authorized special transaction committee of the Board. Upon the consummation of the Pelthos

Transaction, Mr. Davis and Richard Baxter (our Senior Vice President of Investment Operations) were appointed to Pelthos' board of directors.

As LNHC, Inc. has the input, process and output elements defined in ASC 805, *Business Combinations*, we concluded the sale qualifies as a sale of business, and as such, as of July 1, 2025, we derecognized all assets and liabilities of LNHC, Inc and did not include its operations for the third quarter of 2025 in our consolidated statement of operations for the year ended December 31, 2025. Pelthos is considered a related party to Ligand due to Ligand's significant equity interest and ongoing contractual arrangements, although Ligand does not control Pelthos and is not the primary beneficiary under ASC 810.

Ligand received shares of Pelthos common stock and Series A convertible preferred stock in connection with the Pelthos Transaction. We assessed Ligand's consolidation requirements for these investments under ASC 810, *Consolidation*, and concluded that Ligand is not required to consolidate Pelthos.

We recorded Pelthos Series A convertible preferred shares and Pelthos common shares in other investments and equity method investments, respectively, within our consolidated balance sheet, and elected to subsequently measure them using the fair value option, with the change in fair value for these investments being recorded to gain (loss) from change in fair value of equity method investments and other investments in our consolidated statements of operations. Ligand was restricted from engaging in any transactions involving Pelthos common stock during the lock-out period between July 1, 2025 and December 31, 2025.

| | Pelthos Series A convertible preferred shares | Pelthos common shares | Total |
|---|---|---|---|
| Fair value on July 1, 2025 | $ 43,192 | $ 18,900 | $ 62,092 |
| Change in fair value | 63,070 | 27,600 | 90,670 |
| Fair value on December 31, 2025 | $ 106,262 | $ 46,500 | $ 152,762 |

As a result of the Pelthos Transaction, on July 1, 2025, Ligand recognized income in the amount of $53.1 million which was recorded to contract revenue and income in our consolidated statement of operations for the year ended December 31, 2025. The amount of income from Pelthos Transaction represents the excess of the fair value of 1) our investment in Pelthos Series A convertible preferred shares and Pelthos common shares ($62.1 million in total); 2) the carrying amount of LNHC, Inc. assets and liabilities as of July 1, 2025, the date of sale; and 3) $5.3 million cash consideration paid to Pelthos. For the year ended December 31, 2025, Ligand recognized $4.6 million transaction cost related to Pelthos Transaction which are recorded in general and administrative expenses on our consolidated statement of operations.

Net assets sold, and cash consideration paid were as follows (in thousands):

| | July 1, 2025 |
|---|---|
| Cash and cash equivalents | $ 2,817 |
| Accounts receivable, net | 48 |
| Other current assets | 7,910 |
| Property and equipment, net | 11,091 |
| Intangible assets, net | 8,501 |
| Goodwill | 3,709 |
| Operating lease right-of-use assets | 3,625 |
| Other assets | 4,812 |
| Accounts payable | (993) |
| Accrued liabilities | (3,894) |
| Deferred revenue | (2,835) |
| Operating lease liabilities | (3,566) |
| Short-term bridge loans | (6,963) |
| Deferred income taxes, net | (3,069) |
| Other long-term liabilities | (17,441) |
| Net assets sold | 3,752 |
| Cash consideration paid | 5,268 |
| Net assets sold and cash consideration paid | $ 9,020 |

Fair value of the consideration received included the following (in thousands):

| | | |
|---|---|---:|
| Equity method investment (common shares) | $ | 18,900 |
| Other investment (Series A convertible preferred shares) | | 43,192 |
| Total consideration received | | 62,092 |
| Net assets sold and cash consideration paid | | 9,020 |
| Gain from Pelthos Transaction | $ | 53,072 |

On July 10, 2025, Pelthos commercially launched Zelsuvmi. Ligand earned a $5 million milestone payment from Pelthos following the commercial launch of Zelsuvmi which was recorded in contract revenue and income in our consolidated statement of operations for the year ended December 31, 2025. We are also entitled to a 13% royalty on worldwide sales of Zelsuvmi, excluding Japan, and up to an additional $5 million in commercial sales milestones.

### 3. Investment Transactions

#### LeonaBio (formerly known as Athira Pharma) Transaction: Q4 2025

On December 18, 2025, we invested $1 million to acquire common stock, Series A and Series B common warrants of LeonaBio. We accounted for the common stock as equity securities under ASC 321, Investments - Equity Securities, and will mark it to fair value at each subsequent reporting period, because we do not have a significant influence over the investee and LeonaBio is a publicly traded company. We accounted for the Series A and B common warrants (LeonaBio Warrants) as derivative assets under ASC 815, *Derivatives and Hedging*, recognizing them at fair value as of the transaction date and marking to fair value at each subsequent reporting period. The LeonaBio Warrants are presented in noncurrent derivative assets line in our consolidated balance sheet. Out of the $1.0 million LeonaBio transaction price, $0.7 million was assigned to the common stock, $0.1 million was assigned to the Series A warrants, and $0.2 million was assigned to the Series B warrants.

#### Pelthos Convertible Notes Transaction: Q4 2025

On November 6, 2025, Ligand and other investors, for an aggregate purchase price of $18 million ($9 million of which was paid by Ligand), obtained on a proportional basis: (a) Pelthos private convertible notes ("Pelthos Convertible Notes"), (b) low single-digit royalty rights on U.S. net sales of Pelthos' Xepi ("Xepi rights"), and (c) milestone rights, and low single-digit royalty rights on Zelsuvmi net sales in Japan by Sato Pharmaceuticals Co, Ltd., if Zelsuvmi is approved in Japan ("Sato rights").

The Pelthos Convertible Notes has a principal amount of $18 million (to all investors) and is secured obligations of Pelthos and bears interest at a rate of 8.5% per annum, payable quarterly in arrears or capitalized and payable at maturity (at Pelthos discretion). The Pelthos Notes will mature on November 6, 2027, unless earlier repurchased, redeemed or converted into shares of Pelthos common stock in accordance with their terms at conversion price of $29.73. Ligand's ownership interest of Pelthos' common stock is capped at 49.9%.

We identified four units of account related to this transaction, (1) host debt, (2) embedded conversion option, (3) Xepi rights, and (4) Sato rights. Out of the $9 million Pelthos convertible notes transaction price and the $0.3 million transaction costs recognized as of the transaction closing date, $4.8 million was assigned to the embedded conversion option at its fair value as of the transaction date, and the remaining amount was assigned between the host debt ($3.8 million), Xepi rights ($0.5 million), and Sato rights ($0.2 million) based on their relative fair value.

The bifurcated embedded conversion option is accounted for as a derivative asset under ASC 815, *Derivatives and Hedging*, recognizing it at fair value as of the transaction date and marking it to fair value at each subsequent reporting period. The fair value of the embedded conversion option is determined using a Black-Scholes model with the following assumptions as of November 6, 2025, and December 31, 2025, respectively: expected term of 2.0 years and 1.9 years, volatility of 60.0% (as of both dates), risk-free rate of 3.6% and 3.5%, and Pelthos stock price of $37.00 and $31.00. We recognized a mark-to-market loss of $1.4 million for the stub period between November 6, 2025 and December 31, 2025.

We accounted for the convertible note as a receivable under ASC 310, *Receivables,* and is included in other investments in our consolidated balance sheet. For the period from November 6, 2025, to December 31, 2025, we recognized $0.1 million of coupon interest earned (which was capitalized into principal amount at Pelthos' decision), and $0.2 million of debt discount amortization. We accounted for the Xepi and Sato rights as financial royalty assets (loan receivables) under ASC 310, *Receivables*, and they are currently put under the non-accrual method as management cannot reliably estimate future cash flows from these programs.

***Arecor Transaction: Q3 2025***

On September 24, 2025, we invested $7 million to purchase economic rights from Arecor Limited ("Arecor"), with an additional $1 million in deferred consideration payable in two equal parts at the six- and twelve-month anniversaries of the transaction closing date. The transaction was accounted for as an asset acquisition.

In connection with the transaction, Ligand received the economic rights in two partner programs: 1) a single-digit royalty on global net sales of AT220, an Arestat®-enhanced biosimilar product marketed by a global pharmaceutical company; and 2) potential annual technology access fees and milestones from AT292 (efdoralprin alfa/SAR447537/INBRX-101), a partnered program with Sanofi.

We accounted for the right to future royalties and rights as financial royalty assets (loan receivables) under ASC 310, *Receivables*. The AT220 financial royalty asset is placed on the accrual method as this drug is commercially available. We also receive the right to collect on royalties not yet received by Arecor and those are recorded as a receivable in other current assets in our consolidated balance sheet. The AT292 financial royalty asset is currently put under the non-accrual method as this drug is still under development and management cannot reliably estimate future cash flows from this program.

In addition to the economic rights, Ligand received warrants to purchase 1,002,739 ordinary shares of Arecor Therapeutics Plc, exercisable over a ten-year period ("Arecor Warrant"). We accounted for the Arecor Warrant as derivative assets under ASC 815, *Derivatives and Hedging*, recognizing them at fair value as of the transaction date and marking them to fair value at each subsequent reporting period. Arecor Warrant is presented in noncurrent derivative assets line in our consolidated balance sheet. The fair value of the Arecor Warrant is determined using a Black-Scholes model with the following assumptions as of September 24, 2025, and December 31, 2025, respectively: expected term of 10.0 years and 9.7 years, volatility of 32% and 33%, risk-free rate of 4.7% and 4.6%, and Arecor stock price of $0.73 and $0.81.

Out of the $7 million Arecor transaction price and the $1 million of deferred consideration recognized as of the transaction closing date, $0.5 million was assigned to the Arecor Warrant, $4.8 million and $1.9 million were assigned to AT220 and AT292 financial royalty assets, respectively, and $0.8 million was assigned to the AT220 receivable.

We are also obligated to pay up to $3 million in contingent consideration tied to commercial milestones in the AT292 partnered program. We accounted for this contingent consideration in accordance with ASC 450, *Contingencies,* and will recognize respective liability when the contingency is resolved, and the liability becomes payable. No contingent consideration was recognized as of the acquisition date or as of December 31, 2025.

***Orchestra Transaction: Q3 2025***

On July 31, 2025, Ligand entered into a definitive agreement to invest up to $40 million to fund Orchestra BioMed's late-stage partnered cardiology programs, consisting of a $20 million cash payment paid at closing and an additional $5 million to purchase shares of Orchestra's common stock in an equity private placement at the price of $2.75 per share. Ligand also agreed to fund an additional $15 million, subject to certain conditions precedent, at the nine-month anniversary of the transaction closing date. In exchange, Ligand received a low double-digit royalty on the first $100 million of Orchestra's annual revenues related to AVIM therapy and Virtue SAB programs in all indications. Ligand will also earn a mid-single-digit royalty on Orchestra's annual revenues exceeding $100 million related to AVIM therapy in the uncontrolled hypertension and increased cardiovascular risk indication and Virtue SAB in coronary artery disease indications. We also received warrants to purchase shares of Orchestra's common stock ("Orchestra Warrant"). The transaction closed on August 4, 2025.

The $5 million equity private placement is included in our short-term investments and subsequently marked to market during each reporting period. Of the remaining $20 million, $2.3 million was assigned to the Orchestra Warrant derivative asset and $17.8 million was assigned to the research and development funding arrangement and recognized in research and development expenses for the year ended December 31, 2025.

The Orchestra Warrant is presented in the noncurrent derivative assets line in our consolidated balance sheet. The derivative asset was recorded at fair value as of August 4, 2025, and is marked to fair value at each subsequent reporting period. The fair value of the Orchestra Warrant was determined using a Black-Scholes model with the following assumptions as of August 4, 2025, and December 31, 2025, respectively: expected term of 10.0 years and 9.6 years, volatility of 73% and 72%, risk-free rate of 4.4% and 4.2%, and Orchestra stock price of $2.68 and $4.15.

We accounted for the acquired royalty rights as a research and development funding arrangement under ASC 730-20, *Research and Development Arrangements*, because (a) Orchestra is contractually required to use Ligand's capital for the execution of the Phase 3 clinical study for AVIM Therapy, and (b) the repayment of Ligand funding solely depends on the research and development results having future economic benefits. As Ligand will not be controlling or actively involved in the ongoing research and development efforts, this amount was expensed in the period of funding.

### Castle Creek Transaction: Q1 2025

On February 24, 2025, we entered into a Purchase and Sale Agreement (the "Castle Creek Investment" transaction) with Castle Creek Biosciences, Inc., Castle Creek Biosciences, LLC (collectively, "Castle Creek") and a syndicate of co-investors for which Ligand acted as representative (collectively, including Ligand, the "Purchasers"), to support Castle Creek's autologous human fibroblast cell-based gene therapy genetically modified to express COL7, also known as FCX-007 (dabocemagene autoficel) ("D-Fi") Phase 3 clinical study. D-Fi is Castle Creek's lead candidate for patients with dystrophic epidermolysis bullosa ("DEB").

Pursuant to the Castle Creek Investment transaction, Ligand and the other Purchasers obtained, for an aggregate purchase price of $75 million ($50 million of which was paid by Ligand and $25 million of which was paid by the other Purchasers collectively) on a proportional basis: (a) a high single digit royalty on worldwide sales of D-Fi; and (b) the Warrant to purchase shares of Castle Creek's Series D-1 Preferred Stock, exercisable until February 24, 2035 ("Castle Creek Warrant"). As part of the Agreement, Castle Creek granted the Purchasers a security interest in certain assets related to the programs included in the Agreement, subject to certain customary exceptions.

In connection with the Castle Creek Investment transaction, on February 24, 2025, we acquired a portion of unsecured subordinated promissory notes (with an aggregate principal amount of $8.3 million payable upon FDA approval of D-Fi) from a Castle Creek related party for $1.8 million ("Milestone Buyout"). Management concluded that the individual prices of these two transactions (Castle Creek Investment and Milestone Buyout) reflect the fair value of the related assets acquired on a standalone basis.

We accounted for the Milestone Buyout transaction as a financial royalty asset. We further identified two units of account in the Castle Creek Investment transaction: (1) the Castle Creek Warrant, accounted for as a derivative asset; and (2) D-Fi royalty rights accounted for as a research and development funding arrangement under ASC 730-20, *Research and Development Arrangements*, because (a) Castle Creek is contractually required to use Ligand's capital for the execution of the Phase 3 clinical study for D-Fi and (b) the repayment of Ligand funding solely depends on the research and development results having future economic benefits. Out of the $50.1 million Castle Creek Investment transaction price, including transaction costs, $5.8 million was assigned to the Castle Creek Warrant (based on their estimated fair value as of the effective date), with the remaining amount of $44.3 million being assigned to D-Fi royalty rights, and recognized in research and development expenses for the period (as Ligand will not be controlling or actively involved in the ongoing research and development efforts).

The Castle Creek Warrant derivative is presented in the noncurrent derivative assets line in our consolidated balance sheet. The Castle Creek Warrant was recorded at fair value as of February 24, 2025, and is marked to fair value at each subsequent reporting period. The fair value of the Castle Creek Warrant was determined using a Black-Scholes model with the following assumptions as of February 24, 2025, and December 31, 2025, respectively: expected term of 3.5 years and 2.7 years, volatility of 110% and 110%, and risk-free rate of 4.2% and 3.5%.

### Agenus Transaction: Q2 2024

On May 29, 2024, we closed the transactions (the "Agenus Transaction") pursuant to the $75 million purchase and sale agreement (the "Agenus Agreement"), dated May 6, 2024, among us and Agenus Inc., Agenus Royalty Fund, LLC, and Agenus Holdings 2024, LLC (collectively, "Agenus"). Under the terms of the Agenus Agreement, we received (i) 18.75% of the licensed royalties and 31.875% of the future licensed milestones paid to Agenus on six-partnered oncology programs, including BMS-986442 (Bristol Myers Squibb), AGEN2373 (Gilead), INCAGN2385 and INCAGN2390 (Incyte), MK-4830 (Merck), and UGN-301 (UroGen Pharma) (collectively referred as "Agenus Partnered Programs"), and (ii) a synthetic 2.625% royalty on future global net sales of Agenus' novel immuno-oncology botensilimab in combination with balstilimab ("BOT/BAL") program, collectively subject to certain events which may adjust the royalty and milestone percentages paid to us. In addition, we received the option to commit an additional $25 million in the same assets on a pro rata basis which expired on June 30, 2025 ("Upsize Option"). We have also agreed to allow Agenus to raise up to an additional $100 million bringing the total syndicated purchase price up to an aggregate of $200 million. As part of the Agenus Agreement, Agenus granted us security over certain assets related to the programs included in the Agenus Agreement, subject to certain customary exceptions.

In connection with entry into the Agenus Agreement, Agenus issued us a five-year warrant ("Agenus Warrant") to purchase 867,052 shares of its common stock, at an exercise price equal to $17.30.

We initially accounted for all Agenus Partnered Programs as derivative assets. We reclassified them to financial royalty assets effective January 1, 2025 with the adoption of ASU 2025-07. The assets are currently put under the non-accrual method as management cannot reliably estimate future cash flows from these programs.

We accounted for the Agenus Warrant and Upsize Option as derivative assets, presented in noncurrent derivative assets line in our consolidated balance sheets. The derivative assets were recorded at fair value as of May 29, 2024, and are marked to fair value at each subsequent reporting period.

The fair value of the Agenus Warrant is determined using a Black-Scholes model. The following assumptions were used as of December 31, 2025 and December 31, 2024, respectively: expected term of 3.4 years and 3.4 years, volatility of 97% and 102%, risk-free rate of 3.6% and 4.3%, Agenus stock price of $3.14 and $2.74.

The fair value of the Upsize Option was determined using the binomial option pricing model under which we assessed and considered the possible upwards and downwards scenarios through the expiration date of the Upsize Option. The fair value of the Upsize Option was written down to zero as of December 31, 2024 and it further expired on June 30, 2025.

For additional information on the Agenus Warrant and Upsize Option, see *Note 8, Fair Value Measurements*. For additional information on the Agenus Partnered Program financial royalty asset, see *Note 6, Financial Royalty Assets, net*.

We initially accounted for all Agenus Partnered Programs as derivative assets. We reclassified them to financial royalty assets effective January 1, 2025 with the adoption of ASU 2025-07. The assets are currently put under the non-accrual method as management cannot reliably estimate future cash flows from these programs. The amount of BOT/BAL financial royalty asset was determined as a residual value from the $75 million aggregate investment amount, less fair value of Agenus Partner Programs, Agenus Warrant and Upsize Option as of May 29, 2024. For additional information on the Agenus BOT/BAL rights, see *Note 6, Financial Royalty Assets, net*.

## 4. Acquisitions

### *Apeiron Acquisition*

On July 15, 2024, we acquired all the outstanding shares of Biologics AG ("Apeiron"), including the royalty rights to Qarziba (dinutuximab beta) for the treatment of high-risk neuroblastoma (the "Apeiron Acquisition") for $100.5 million base consideration. We funded the Apeiron Acquisition from our available cash on hand.

In addition to base consideration, we would also pay Apeiron shareholders an additional consideration based on future commercial and regulatory events, including up to $28 million if Qarziba royalties exceed certain predetermined thresholds by either 2030 or 2034, and pay additional earn-outs on specific future events, primarily related to Qarziba regulatory approval and commercialization in the USA.

We evaluated this acquisition in accordance with ASC 805, *Business Combinations*, to discern whether the assets and operations of Apeiron met the definition of a business. We accounted for this transaction as an asset acquisition.

We incurred $4.9 million of transaction costs related to the Apeiron Acquisition, which were included in the amount of total purchase consideration. All assets acquired (except for contract assets) and liabilities assumed in the Apeiron Acquisition were recognized at their fair values. Contract assets acquired were recognized on a relative fair value basis.

The amount of purchase consideration was assigned to the acquisition date fair values of acquired assets and assumed liabilities as follows (in thousands):

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 13,437 |
| Contract assets (financial royalty assets) | | 106,156 |
| Other assets | | 8,965 |
| Accounts payable and accrued liabilities | | (3,740) |
| Income tax payable | | (1,276) |
| Deferred tax liabilities, net | | (18,109) |
| **Total fair value of net assets acquired** | $ | 105,433 |

Contract assets acquired are accounted for as financial royalty assets, similar to loans receivable and are measured at amortized cost using the prospective effective interest method described in ASC 835-30. The acquired contracts assets include Qarziba and other development phase contract assets.

As Qarziba is a commercial phase program, we are able to reasonably estimate future cash flows and, as such, we recognize income from Qarziba financial royalty assets starting from the Apeiron Acquisition effective date, which is calculated by multiplying the carrying value of the financial royalty asset by the periodic effective interest rate. As described in *Note 1, Basis of Presentation and Significant Accounting Policies*, the effective interest rate is calculated by forecasting the expected cash flows to be received over the life of the asset relative to the initial invested amount. The effective interest rate is recalculated in each reporting period as the differences between expected cash flows and actual cash flows are realized and as there are changes to expected future cash flows. We account for other Apeiron development phase financial royalty assets on a non-accrual basis as there is a higher level of uncertainty over the related expected cash flows.

For tax purposes this transaction is treated as a stock purchase. As a result, we will not obtain a tax stepped-up basis in Apeiron's underlying assets and will assume the carryover tax basis. As part of the tax purchase price accounting, deferred tax liabilities of $18.1 million have been recorded to reflect the difference between the book and tax basis of the acquired assets.

We account for the earnout liabilities in the Apeiron Acquisition in accordance with ASC450, *Contingencies*, and will recognize respective liability when the contingency is resolved, and the liability becomes payable. No earnout liability was recognized as of December 31, 2025 or as of December 31, 2024.

In conjunction with the Apeiron Acquisition, we have also invested $4.2 million (including $0.2 million transaction costs) in InvIOs common shares, a privately held spin-off of Apeiron. This investment was part of an €8 million (approximately $8.8 million) round with other investors which would help finance the research and development of three innovative early-stage immuno-oncology assets. Apeiron has previously outlicensed these assets to InvIOs and is entitled to future royalties and milestone payments.

As the result of this investment, we did not obtain control or significant influence over InvIOs. We determined that common stock of InvIOs did not have a readily determinable fair value and therefore elected the measurement alternative in ASC 321 to subsequently record the investment at cost, less any impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. When fair value becomes determinable, from observable price changes in orderly transactions, our investment will be marked to fair value.

### *Novan Acquisition*

On September 27, 2023, we closed the transaction to acquire certain assets of Novan, Inc. ("Novan") pursuant to the agreement we entered into with Novan on July 17, 2023 for $15 million in cash (which agreement contemplated Novan filing for bankruptcy relief) and provided up to $15 million in debtor-in-possession ("DIP") financing inclusive of a $3 million bridge loan funded on the same day. Novan filed for Chapter 11 reorganization and on September 27, 2023, the bankruptcy court approved our $12.2 million bid to purchase Novan's lead product candidate berdazimer topical gel, 10.3%, all other assets related to the NITRICIL technology platform and the rights to one commercial stage asset. The approved $12.2 million bid was credited to the $15 million DIP financing, with the balance of $2.8 million and accrued interest repaid to us.

The acquisition was accounted for as business combination. We recorded $3.1 million of acquisition-related costs for legal, due diligence and other costs in connection with the acquisition within operating expenses in our consolidated statement of operations for the year ended December 31, 2023.

On April 3, 2024, we announced the creation of our Pelthos Therapeutics business, operated through our wholly owned subsidiary LNHC, Inc., to focus on the commercialization of innovative, safe, and efficacious therapeutic products for patients suffering from conditions with limited treatment options. Zelsuvmi (berdazimer topical gel, 10.3%), its first product, is the first FDA-approved prescription medicine for the treatment of the highly transmissible molluscum contagiosum (molluscum) viral skin infection in adults and pediatric patients one year of age and older. Zelsuvmi received a Novel Drug designation from the FDA in January 2024 to treat molluscum viral skin infection. Zelsuvmi was developed using a proprietary nitric oxide-based NITRICIL technology platform. The rights to Zelsuvmi and all assets related to the NITRICIL technology platform were acquired by LNHC from Novan in September 2023 in the Novan acquisition described above.

In July 2025, LNHC, Inc. merged with and into CHRO Merger Sub Inc., a wholly owned subsidiary of Channel, and became a wholly owned subsidiary of Channel. The combined company now operates under the name Pelthos Therapeutics Inc. See *Note 2, Pelthos Transaction* for additional information.

### 5. Sale of Pelican Business and Investment in Primrose Bio

On September 18, 2023, we entered into a merger agreement, pursuant to which our subsidiary, Pelican Technology Holdings, Inc. ("Pelican") became a wholly owned subsidiary of Primrose Bio. Primrose Bio is a private company focused on synthetic biology. Pelican has developed technology related to PET (protein expression technology) and PelicCRM197 (vaccine material), and has property and equipment, as well as leased property in San Diego, CA. As part of the transaction, we received 2,146,957 common shares, 4,278,293 preferred shares and 474,746 restricted shares of Primrose Bio. Simultaneous with the merger, we entered into a Purchase and Sale Agreement with Primrose Bio and contributed $15 million in exchange for 50% of potential development milestones and certain commercial milestones from two contracts previously entered into by Primordial Genetics. In addition, starting January 1, 2025, we will receive 25% of sales revenue of PeliCRM197 above $3 million and 35% of all PeliCRM197 licensing revenue in perpetuity. The considerations were recognized as contingent consideration under the loss recovery model and they will be measured based on the gain contingency model under ASC 450, *Contingencies*, and thus, will be recognized as the underlying contingencies are resolved. We determined that the sale of Pelican met the definition of a deconsolidation of a business.

We retained contractual relationships utilizing the Pelican Expression Technology, including the commercial royalty rights to Jazz's Rylaze, Merck's Vaxneuvance and V116 vaccines, Alvogen's Teriparatide, Serum Institute of India's vaccine programs, including Pneumosil and MenFive vaccines, among others.

In addition, we will receive 50% of potential development milestones and certain commercial milestones from two contracts previously entered into by Primordial Genetics. The considerations were recognized as derivative assets with a fair value of $3.2 million, at the disposition date, which was initially included in noncurrent derivative assets in our consolidated balance sheet as of December 31, 2024. They were recognized as derivative assets under ASC 815, *Derivatives and Hedging*, as they have two underlying development and commercial milestones and (i) the commercial milestones are dependent on the development milestones and (ii) the commercial milestone underlying is not determined to be predominate. The derivative assets were recorded at fair value as of September 18, 2023, and have been subsequently marketed to fair value at each reporting period. During the year ended December 31, 2024, an adjustment of $(0.1) million was recorded to market the derivative assets to fair value and was included in fair value adjustments to partner program derivatives in our consolidated statement of operations. During the year ended December 31, 2023, an adjustment of $0.3 million was recorded to market the derivative assets to fair value and was included in other non-operating expense, net, in our consolidated statement of operations.

As discussed in *Note 1, Basis of Presentation and Summary of Significant Accounting Policies*, as a result of our early adoption of ASU 2025-07, Primrose mRNA has been qualified for a new derivative scope exception introduced by ASU 2025-07, and is now accounted for as a financial royalty asset with January 1, 2025 being the effective date of ASU 2025-07 adoption. For additional information, see *Note 7, Balance Sheet Account Details* and *Note 8, Fair Value Measurements*.

### Investments in Primrose Bio

We apply the equity method to investments in common stock and to other investments in entities that have risk and reward characteristics that are substantially similar to an investment in the investee's common stock. Since the preferred shares and restricted shares investments in Primrose Bio have a substantive liquidation preference, they are not substantially similar to the common shares investment and are therefore recorded as equity securities under ASC 321, *Investments - Equity Securities*.

We account for our common shares investment in Primrose Bio under the equity method as we have the ability to exercise significant influence over Primrose Bio's operating and financial results. In applying the equity method, we record the investment at fair value. Our proportionate share of net loss of Primrose Bio is recorded in our consolidated statements of operations. Our equity method investment is reviewed for indicators of impairment at each reporting period and is written down to fair value if there is evidence of a loss in value that is other-than-temporary.

During 2024, Primrose Bio received equity investments from third parties. Based on this information, we recognized an impairment loss on our equity method investment in Primrose Bio in the amount of $5.8 million during the year ended December 31, 2024, which was presented in gain (loss) from change in fair value of equity method investments and other investments in our consolidated statement of operations for the year ended December 31, 2024. There was no impairment to our equity method investment in Primrose Bio during the years ended December 31, 2025 and 2023.

Our proportionate share of the net loss of Primrose Bio for the years ended December 31, 2024 and 2023 was $7.0 million and $1.8 million, respectively, which reduced Ligand's equity method investment in Primrose Bio accordingly. Our proportionate share of the net income or loss of Primrose Bio is presented in other non-operating expense, net, in our consolidated statements of operations. We resume recognition of our proportionate share of earnings only after the cumulative unrecognized losses have been recovered.

As of December 31, 2024, equity method investment in Primrose Bio had been written down to zero, and we are not required to fund further losses from Primrose Bio. Primrose Bio further generated losses for the year ended December 31, 2025, but since we do not record our proportionate share of the investee's losses beyond the zero basis, the carrying value of our equity method investment in Primrose Bio remained at zero as of December 31, 2025.

We have no outstanding advances, guarantees, or commitment to fund Primrose Bio's losses; therefore, our proportionate share of net loss of Primrose Bio for the year ended December 31, 2025 was not recorded. Ligand owned 31.5% and 31.4% of the equity of Primrose Bio as of December 31, 2025 and 2024, respectively.

We determined that the Series A preferred shares and restricted shares investments in Primrose Bio did not have a readily determinable fair value and therefore elected the measurement alternative in ASC 321 to subsequently record the investments at cost, less any impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. When fair value becomes determinable, from observable price changes in orderly transactions, our investments will be marked to fair value. Our investments in Series A preferred shares and restricted shares were reduced by $25.8 million during the year ended December 31, 2024 in connection with the above mentioned equity funding received by Primrose Bio in June and July 2024. There were no observable price changes or impairment to our investments in Series A preferred shares and restricted shares during the years ended December 31, 2025, and 2023. The change in fair value of our investments in Series A preferred shares and restricted shares (including the impairment) is presented in gain (loss) from change in fair value of equity-method investments and other investments in our consolidated statements of operations.

Former President and Chief Operating Officer Matt Korenberg served as a board member of Primrose Bio beginning in the fourth quarter of 2023. His employment with Ligand concluded in October 2024, after which Lauren Hay, Vice President of Strategic Planning & Investment Analytics, succeeded him as a board member of Primrose Bio.

## 6. Financial Royalty Assets, net

As of December 31, 2025 and 2024, financial royalty assets consist of the following (in thousands):

| | December 31, 2025 | | | December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | Gross carrying value(2) | Allowance (1) | Net carrying value (2) | Gross carrying value | Allowance (1) | Net carrying value |
| Qarziba | $ 118,593 | $ (498) | $ 118,095 | $ 105,329 | $ (484) | $ 104,845 |
| Agenus Bot/Bal | 40,815 | (408) | 40,407 | 40,815 | (408) | 40,407 |
| Tolerance Therapeutics (Tzield) | 25,257 | (98) | 25,159 | 25,613 | (101) | 25,512 |
| Ohtuvayre inventors | 16,921 | (151) | 16,770 | 15,969 | (157) | 15,812 |
| Elutia (CorMatrix) | 6,607 | (1,107) | 5,500 | 9,418 | (2,268) | 7,150 |
| AT220 (Tyenne) | 5,132 | (132) | 5,000 | — | — | — |
| Primrose mRNA | 3,281 | (98) | 3,183 | — | — | — |
| Others | 5,769 | (214) | 5,555 | 1,443 | (120) | 1,323 |
| **Total financial royalty assets, net** | $ 222,375 | $ (2,706) | $ 219,669 | $ 198,587 | $ (3,538) | $ 195,049 |

*(1) The amounts of allowance include accumulated allowance for changes in expected cash flows and current expected credit losses.*

*(2) The amounts include current portion of financial royalty assets which represents an estimation for current quarter royalty receipts that are to be collected during the subsequent quarter. The current portion of financial royalty assets amounted to $22.8 million and $10.0 million were presented in a separate line on our consolidated balance sheets as of December 31, 2025 and December 31, 2024, respectively.*

Financial royalty assets represent future economic rights acquired by Ligand in various transactions. As discussed in *Note 1, Basis of Presentation and Summary of Significant Accounting Policies*, with the early adoption of ASU 2025-07, certain economic rights in partner programs that were previously accounted for as derivative assets (Primrose mRNA, Agenus partner programs, and Castle Creek milestone) are now accounted for as financial royalty assets.

There was $6.2 million impairment loss for the year ended December 31, 2025 related to Agenus partner programs. During the year ended December 31, 2024, we recorded a $30.3 million impairment loss for Ovid (Soticlestat) financial royalty asset and a $0.3 million impairment loss for Selexis financial royalty asset. During the year ended December 31, 2023, we recorded a $0.9 million impairment loss for Selexis financial royalty asset as a result of reduced programs.

### *Apeiron Programs*

As discussed in *Note 4, Acquisitions*, we acquired certain financial royalty assets within the Apeiron Acquisition, including Qarziba and certain InvIOs programs, recorded at $104.9 million and $1.3 million, respectively, as of the Apeiron Acquisition date. As Qarziba is a commercial phase program, we are able to reasonably estimate future cash flows and, as such, we recognized income from Qarziba financial royalty assets starting from the Apeiron Acquisition effective date. We account for InvIOs financial royalty assets using the non-accrual method until we are able to reliably estimate future cash flows.

### *Agenus Programs*

As discussed in *Note 3, Investment Transactions*, we acquired a synthetic royalty on future global net sales of Agenus' novel immuno-oncology botensilimab in combination with balstilimab ("Bot/Bal") program, which was accounted for as a financial royalty asset.

In addition to Bot/Bal, we acquired economic rights in certain partner programs (including UGN-301 with Urogen). We initially accounted for such economic rights as derivative assets, but reclassified them to financial royalty assets on January 1, 2025 with the adoption of ASU 2025-07. Refer to *Note 1, Basis of Presentation and Summary of Significant Accounting Policies,* for additional information related to the adoption of ASU 2025-07. As of December 31, 2025, we recognized a full impairment of all Agenus partner programs, including UGN-301 which was returned to Agenus by Urogen in the fourth quarter of 2025.

*Tzield*

In November 2023, we acquired Tolerance Therapeutics for $20 million in cash. Tolerance Therapeutics was a holding company, owned by the inventors of Tzield (teplizumab), and is owed a royalty of less than 1% on worldwide net sales of Tzield. Tzield is marketed by Sanofi, starting in 2023. For tax purposes this transaction was treated as a stock deal, so there is no step-up in basis and tax attributes. Therefore, a deferred tax liability of $5.5 million was recognized in 2024 on the book basis and tax basis difference and recorded to the book value of the Tolerance Therapeutics' financial royalty asset. Due to the early stages of Tzield's commercialization, management has placed this financial royalty asset on the non-accrual method until we are able to reliably estimate future cash flows.

*Ohtuvayre Inventors*

In March 2024, August 2024 and January 2025, we acquired future milestone and royalty rights related to Ohtuvayre from certain Ohtuvayre inventors for a total of $3.8 million, $13.6 million and $1.8 million, respectively. On June 26, 2024, Verona Pharma plc received FDA approval for ensifentrine for the maintenance treatment of patients with chronic obstructive pulmonary disease ("COPD"). During the third quarter of 2024, Verona started commercial sales of ensifentrine (marketed as Ohtuvayre) in the U.S. Verona was further acquired by Merck on October 7, 2025. We started our recognition of income from Ohtuvayre inventors financial royalty assets from October 1, 2025, as we believe at this point of Ohtuvayre commercialization, management can reliably estimate future cash flows.

*Elutia*

In 2016, Ligand entered into a purchase agreement to acquire certain financial royalty assets from CorMatrix. In 2017, CorMatrix sold its marketed products to Elutia (formerly known as Aziyo Biologics, Inc.) where Elutia assumed the Ligand royalty obligation. In 2017, we amended the terms of the royalty agreement with Elutia where we received $10 million to buydown the royalty rates on the products CorMatrix sold to Elutia (the "CorMatrix Asset Sale"). Per the amended agreement with Elutia, we will receive a 5% royalty, with certain annual minimum payments, on the products Elutia acquired in the CorMatrix Asset Sale and up to $10 million of milestones tied to cumulative net sales of these products. The royalty agreement will terminate on May 31, 2027.

In January 2024, we executed an amendment to our agreement with Elutia which will allow us to reliably estimate future cash flows. As such, the Elutia asset was switched from the non-accrual method to the effective interest method during the first quarter of 2024. In May 2025, we executed a second amendment to our agreement with Elutia where we received $2.3 million of Elutia common stock in lieu of cash payment, which was recorded to short-term investments in our consolidated balance sheet. We further considered the current and expected future economic and market conditions, current company performance and recent payments received from Elutia. In October 2025, we executed a third amendment to our agreement with Elutia in connection with Elutia's sale of its BioEnvelope business, including the EluPro™ and CanGaroo® bioenvelopes, to Boston Scientific Corporation, which did not materially alter our current and expected future economic expectations regarding our partnership with Elutia.

During the years ended December 31, 2025, 2024 and 2023, respectively, we recorded a reduction of $1.2 million, a reduction of $5.2 million and an increase of $3.2 million to Elutia allowance of expected credit loss. The credit loss adjustments were included in general and administrative expense in our consolidated statements of operations.

*Arecor Programs*

As discussed in *Note 3, Investment Transactions*, we acquired certain financial royalty assets within the Arecor Transaction, including AT220 (Tyenne) and AT292 programs, recorded at $4.8 million and $1.9 million, respectively, as of the Arecor Transaction closing date. As AT220 is a commercial phase program, we are able to reasonably estimate future cash flows for this financial royalty asset and, as such, we recognize income from the AT220 financial royalty assets starting from the Arecor Transaction closing date. We account for the AT292 financial royalty asset using the non-accrual method until we are able to reliably estimate future cash flows.

*Primrose mRNA*

On September 18, 2023, we entered into a merger agreement, pursuant to which our subsidiary, Pelican Technology Holdings, Inc. ("Pelican") became a wholly owned subsidiary of Primrose Bio. Simultaneous with the merger, we entered into a purchase and sale agreement with Primrose Bio and contributed $15 million in exchange for 50% of potential development milestones and certain commercial milestones from two contracts previously entered into by Primordial Genetics. A portion of the consideration was initially recognized as a derivative asset and adjusted to fair value each reporting period. Upon the adoption of ASU 2025-07, we reclassified the fair value of this asset to a financial royalty asset as of January 1, 2025. The asset is currently put under the non-accrual method as management cannot reliably estimate future cash flows from this program. Refer to *Note 1, Basis of Presentation and Summary of Significant Accounting Policies,* for additional information related to the adoption of ASU 2025-07.

*Soticlestat*

In October 2023, we made an investment of $30 million to acquire a 13% portion of the royalties and milestones owed to Ovid Therapeutics related to the potential approval and commercialization of soticlestat.

In June 2024, Takeda announced topline results of the phase 3 clinical trial of soticlestat, narrowly missing its primary endpoint to reduce convulsive seizure frequency compared to placebo in patients with Dravet syndrome, and missing its primary endpoint to reduce major motor drop seizure frequency compared to a placebo in patients with Lennox-Gastaut syndrome. In January 2025, Takeda announced its decision to discontinue its soticlestat program. As a result, in the year ended December 31, 2024, we recognized a full impairment of the soticlestat financial royalty asset.

## 7. Balance Sheet Account Details

### Short-term Investments

The following table summarizes the various categories of our short-term investments at December 31, 2025 and 2024 (in thousands):

| | Cost | | Gross unrealized gains | | Gross unrealized losses | | Estimated fair value | |
|---|---|---|---|---|---|---|---|---|
| **December 31, 2025** | | | | | | | | |
| U.S. Government Agencies | $ | 175,780 | $ | 89 | $ | (38) | $ | 175,831 |
| Corporate notes/bonds | | 124,249 | | 98 | | (52) | | 124,295 |
| U.S. Treasuries | | 113,055 | | 137 | | (4) | | 113,188 |
| Commercial paper | | 74,473 | | 21 | | (8) | | 74,486 |
| Corporate equity securities | | 15,733 | | 58,852 | | (3,791) | | 70,794 |
| Total short-term investments | $ | 503,290 | $ | 59,197 | $ | (3,893) | $ | 558,594 |
| | | | | | | | | |
| **December 31, 2024** | | | | | | | | |
| U.S. Treasuries | $ | 78,442 | $ | 19 | $ | (13) | $ | 78,448 |
| Corporate equity securities | | 11,386 | | 38,808 | | (6,595) | | 43,599 |
| Commercial paper | | 23,483 | | 5 | | (6) | | 23,482 |
| Certificates of Deposit | | 22,812 | | 12 | | (4) | | 22,820 |
| Corporate notes/bonds | | 15,496 | | 21 | | (8) | | 15,509 |
| Total short-term investments | $ | 151,619 | $ | 38,865 | $ | (6,626) | $ | 183,858 |

Gain from short-term investments in our consolidated statements of operations includes both realized and unrealized gain (loss) from our short-term investments in public equity and warrant securities, and realized gain (loss) from available-for-sale debt securities.

The following table summarizes our available-for-sale debt securities by contractual maturity (in thousands):

| | December 31, 2025 | | | |
|---|---|---|---|---|
| | Amortized Cost | | Fair Value | |
| Within one year | $ | 295,974 | $ | 296,093 |
| After one year through five years | | 191,583 | | 191,707 |
| Total | $ | 487,557 | $ | 487,800 |

The following table summarizes our available-for-sale debt securities in an unrealized loss position (in thousands):

| | Less than 12 months | | 12 months or greater | | Total | |
|---|---|---|---|---|---|---|
| | Gross Unrealized Losses | Estimated Fair Value | Gross Unrealized Losses | Estimated Fair Value | Gross Unrealized Losses | Estimated Fair Value |
| **December 31, 2025** | | | | | | |
| Corporate notes/bonds | $ (14) | $ 16,395 | $ (38) | $ 49,311 | $ (52) | $ 65,706 |
| Commercial paper | (8) | 24,071 | — | — | (8) | 24,071 |
| U.S. Government Agencies | (5) | 26,554 | (33) | 40,744 | (38) | 67,298 |
| U.S. Treasuries | (4) | 9,466 | — | — | (4) | 9,466 |
| Total | $ (31) | $ 76,486 | $ (71) | $ 90,055 | $ (102) | $ 166,541 |
| | | | | | | |
| **December 31, 2024** | | | | | | |
| Certificates of Deposit | $ (4) | $ 6,195 | $ — | $ — | $ (4) | $ 6,195 |
| Corporate notes/bonds | (1) | 866 | (7) | 3,026 | (8) | 3,892 |
| Commercial paper | (6) | 9,344 | — | — | (6) | 9,344 |
| U.S. Treasuries | (4) | 29,965 | (9) | 4,764 | (13) | 34,729 |
| Total | $ (15) | $ 46,370 | $ (16) | $ 7,790 | $ (31) | $ 54,160 |

Our investment policy is capital preservation and we only invested in U.S.-dollar denominated investments. We held a total of 68 securities which were in an unrealized loss position with a total of $0.1 million unrealized losses as of December 31, 2025. We believe that we will collect the principal and interest due on our debt securities that have an amortized cost in excess of fair value. The unrealized losses are largely due to changes in interest rates and not to unfavorable changes in the credit quality associated with these securities that impacted our assessment on collectability of principal and interest. In July 2024, we sold certain securities before the recovery of the amortized cost basis to fund the Apeiron Acquisition. Accordingly, we wrote down the amortized cost of $0.05 million during the second quarter of 2024. We do not intend to sell these securities and it is unlikely that we will be required to sell these securities before the recovery of the amortized cost basis as of December 31, 2025. Accordingly, there was no credit loss recognized for the year ended December 31, 2025. There was no credit loss recognized for the years ended December 31, 2024 and 2023.

We held 1.0 million shares of Viking common stock as of December 31, 2025, and we account for it as an investment in available-for-sale equity securities, which is measured at fair value, with changes in fair value recognized in gain from short-term investments in our consolidated statements of operations. As of December 31, 2025 and December 31, 2024, our investment in Viking common stock was $35.2 million and $40.2 million, respectively, and was included in short-term investments in our consolidated balance sheets. During the year ended December 31, 2024, we sold 0.7 million shares of Viking common stock and recognized a total realized gain of $60.0 million. During the year ended December 31, 2023, we sold 5.0 million shares of Viking common stock and recognized a total realized gain of $44.4 million. There was no sale of Viking common stock during the year ended December 31, 2025.

### Goodwill and Intangible Assets, Net

Goodwill and identifiable intangible assets consist of the following (in thousands):

| | | December 31, | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| Indefinite-lived intangible assets | | | | |
| Goodwill | $ | 101,541 | $ | 105,250 |
| Definite-lived intangible assets | | | | |
| Completed technology | | 29,619 | | 39,249 |
| Less: Accumulated amortization | | (20,809) | | (19,710) |
| Trade name | | 2,642 | | 2,642 |
| Less: Accumulated amortization | | (1,976) | | (1,843) |
| Customer relationships | | 29,600 | | 29,600 |
| Less: Accumulated amortization | | (22,144) | | (20,652) |
| Contractual relationships | | 360,000 | | 360,000 |
| Less: Accumulated amortization | | (151,494) | | (122,638) |
| Total definite lived intangible assets | | 225,438 | | 266,648 |
| Total goodwill and other identifiable intangible assets, net | $ | 326,979 | $ | 371,898 |

The change in goodwill carrying value for the year ended December 31, 2025 relates to the derecognition of all assets and liabilities of LNHC, Inc. in connection with the Pelthos Transaction which closed in the third quarter of 2025. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful life of the asset of up to 20 years. Amortization expense of $32.7 million, $33.0 million, and $33.7 million were recognized for the years ended December 31, 2025, 2024, and 2023, respectively. The estimated amortization expense for the years ending December 31, 2026 through 2030 is as follows (in thousands):

| Year ended December 31, | | Amount |
|---|---|---|
| 2026 | $ | 32,387 |
| 2027 | $ | 32,266 |
| 2028 | $ | 31,660 |
| 2029 | $ | 31,660 |
| 2030 | $ | 30,435 |

For each of the years ended December 31, 2025, 2024, and 2023, there was no impairment of intangible assets with finite lives.

### Derivative Assets

Derivative assets consist of the following (in thousands):

| | | December 31, | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| Castle Creek Warrant | $ | 4,989 | $ | — |
| Orchestra Warrant | | 3,799 | | — |
| Pelthos Conversion Option | | 3,432 | | — |
| Agenus Warrant | | 1,322 | | 806 |
| LeonaBio Warrants (Series A and Series B) | | 1,461 | | — |
| Arecor Warrant | | 629 | | - |
| Agenus Partner Programs | $ | — | | 6,326 |
| Primrose mRNA | | — | | 3,451 |
| Total noncurrent derivative assets | $ | 15,632 | $ | 10,583 |

A change in the fair value of warrants that amounted to $1.0 million for the year ended December 31, 2025 was included in other non-operating expense, net, in the consolidated statement of operations, which included $1.5 million for the

Orchestra Warrants, $1.2 million for the LeonaBio Warrants, $0.5 million for Agenus Warrants, and $0.1 million for the Arecor Warrants, partially offset by $(1.5) million for the Pelthos Conversion Option and $(0.8) million for Castle Creek Warrants.

A change in the fair value of Agenus Partner Programs and Primrose mRNA derivative that amounted to $(15.0) million and $(0.1) million, respectively, for the year ended December 31, 2024, was included in fair value adjustments to partner program derivatives in the consolidated statement of operations. A net increase in fair value of Viking Share Collar and Viking Share Put that amounted to $7.1 million for the year ended December 31, 2024, was recognized in gain from short-term investments in the consolidated statement of operations. A change in the fair value of other derivatives that amounted to $(12.1) million for the year ended December 31, 2024, was recognized in other non-operating expense, net, in the consolidated statement of operations. A change in the fair value of the Primrose mRNA derivative that amounted to $0.3 million during the year ended December 31, 2023 was recognized in other non-operating expense, net, in the consolidated statement of operations.

***Other Investments***

Other investments consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Pelthos Series A Preferred Shares | $ 106,262 | $ — |
| Equity securities in Primrose Bio | 6,531 | 6,712 |
| InvIOs investment | 4,500 | 4,196 |
| Pelthos loan receivable | 4,158 | — |
| Total other investments | $ 121,451 | $ 10,908 |

During 2025, we recognized fair value adjustments of $63.1 million to out Pelthos Series A preferred shares, which was included in gain (loss) from change in fair value of equity method investments and other investments in our consolidated statement of operations. During 2024, we recognized fair value adjustments of $25.8 million and impairments of $5.8 million to our equity securities in Primrose Bio, and we recognized a full impairment of $3.0 million for our investment in Neuritek warrants, which was included in gain (loss) from change in fair value of equity method investments and other investments in our consolidated statement of operations.

***Other Assets***

Other assets consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Property and Equipment, Net | $ 3,571 | $ 15,133 |
| Right-of-use assets | 7,223 | 9,673 |
| Other | 1,788 | 6,924 |
| | $ 12,582 | $ 31,730 |

*Property and Equipment, Net*

Property and equipment are stated at cost and consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Lab and office equipment | $ 4,472 | $ 6,868 |
| Leasehold improvements | 2,518 | 10,464 |
| Computer equipment and software | 608 | 1,850 |
| Solar equipment | 2,551 | — |
| Construction in progress | — | 4,219 |
| | 10,149 | 23,401 |
| Less: accumulated depreciation and amortization | (6,578) | (8,268) |
| | $ 3,571 | $ 15,133 |

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets which ranges from two to 25 years. Leasehold improvements are amortized using the straight-line method over their estimated useful

lives or their related lease term, whichever is shorter. Depreciation expense of $1.0 million, $2.3 million, and $2.9 million was recognized for the years ended December 31, 2025, 2024, and 2023, respectively, and was included in general and administrative and research and development expenses in our consolidated statements of operations.

Refer to *Note 10, Leases,* for more information on the right-of-use asset balance.

### *Accrued Liabilities*

Accrued liabilities consist of the following (in thousands):

|  | December 31, | |
|---|---|---|
|  | **2025** | **2024** |
| Royalties owed to third parties | $ 16,202 | $ 6,500 |
| Compensation | 6,388 | 5,522 |
| Professional fees | 1,997 | 4,858 |
| Subcontractor | 1,756 | 1,756 |
| Value-added tax | 1,753 | 5,159 |
| Accrued interest | 1,307 | — |
| Customer deposit | 621 | 621 |
| Other | 1,429 | 3,490 |
| Total accrued liabilities | $ 31,453 | $ 27,906 |

### *Contingent liabilities*

The following table summarizes the roll-forward of contingent liabilities as of December 31, 2025 and 2024 (in thousands):

|  | December 31, 2023 | Payments | Fair Value Adjustment | December 31, 2024 | Payments | Fair Value Adjustment | December 31, 2025 |
|---|---|---|---|---|---|---|---|
| Cydex | $ 320 | $ (200) | $ 263 | $ 383 | $ (50) | $ 62 | $ 395 |
| Metabasis | 2,878 | — | 420 | 3,298 | (1,270) | 798 | 2,826 |
| **Total** | **$ 3,198** | **$ (200)** | **$ 683** | **$ 3,681** | **$ (1,320)** | **$ 860** | **$ 3,221** |

### *Other Long-term Liabilities*

Other long-term liabilities consist of the following (in thousands):

|  | December 31, | |
|---|---|---|
|  | **2025** | **2024** |
| Pelthos contract liability | $ — | $ 15,938 |
| Unrecognized tax benefits | 16,588 | 14,160 |
| Other long-term liabilities | 41 | 65 |
| Total other long-term liabilities | $ 16,629 | $ 30,163 |

## 8. Fair Value Measurements

We measure certain financial assets and liabilities at fair value on a recurring basis. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. We establish a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels are described in the below with level 1 having the highest priority and level 3 having the lowest:

Level 1 - Observable inputs such as quoted prices in active markets

Level 2 - Inputs other than the quoted prices in active markets that are observable either directly or indirectly

Level 3 - Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions

The following table provides a summary of the assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024 (in thousands):

**Fair Value Measurements at Reporting Date Using**

| December 31, 2025 | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **Assets:** | | | | |
| Short-term investments[1] | $ 558,594 | $ 183,982 | $ 374,612 | $ — |
| Pelthos Series A Preferred Shares | 106,262 | 106,262 | — | — |
| Pelthos Common Shares | 46,500 | 46,500 | — | — |
| Derivative assets[2] | 15,632 | — | 10,643 | 4,989 |
| Total assets | $ 726,988 | $ 336,744 | $ 385,255 | $ 4,989 |
| **Liabilities:** | | | | |
| Contingent liabilities - CyDex | $ 395 | $ — | $ — | $ 395 |
| Contingent liabilities - Metabasis[3] | 2,826 | — | 2,826 | — |
| Total liabilities | $ 3,221 | $ — | $ 2,826 | $ 395 |

**Fair Value Measurements at Reporting Date Using**

| December 31, 2024 | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **Assets:** | | | | |
| Short-term investments[1] | $ 183,858 | $ 122,047 | $ 61,811 | $ — |
| Derivative assets[2] | 10,583 | — | 806 | 9,777 |
| Total assets | $ 194,441 | $ 122,047 | $ 62,617 | $ 9,777 |
| **Liabilities:** | | | | |
| Contingent liabilities - CyDex | $ 383 | $ — | $ — | $ 383 |
| Contingent liabilities - Metabasis[3] | 3,298 | — | 3,298 | — |
| Total liabilities | $ 3,681 | $ — | $ 3,298 | $ 383 |

*(1) Excluding our investment in corporate equity securities and US government securities, our short-term investments in marketable debt and equity securities are classified as available-for-sale securities based on management's intentions and are at level 2 of the fair value hierarchy, as these investment securities are valued based upon quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. We have classified marketable securities with original maturities of greater than one year as short-term investments based upon our ability and intent to use any or all of those marketable securities to satisfy the liquidity needs of our current operations.*

*(2) The fair value of all derivative assets, except for Agenus Partnered Programs and Primrose mRNA derivative, was determined using a Black-Scholes model. Note that as of December 31, 2024, the derivative assets balance included Agenus Partnered Programs and Primrose mRNA derivative, which were reclassified to financial royalty assets as of January 1, 2025 due to the adoption of ASU 2025-07. Refer to Note 1, Basis of Presentation and Summary of Significant Accounting Policies, for information related to ASU 2025-07 adoption. As of December 31, 2024, the fair value of the Agenus Partnered Programs and the Primrose Bio derivative assets was determined using a discounted cash flow approach, utilizing the mostly-likely cash flows which considered the probability of success for the underlying clinical programs. The discount rate used contemplated the underlying credit and business risk of the partnered programs. At December 31, 2024, the discount rates used ranged between 15% and 28%.*

*(3) In connection with our acquisition of Metabasis in January 2010, we issued Metabasis stockholders four tradable CVRs, one CVR from each of four respective series of CVR, for each Metabasis share. The CVRs entitle Metabasis stockholders to cash payments as frequently as every six months as cash is received by us from proceeds from the sale or partnering of any of the Metabasis drug development programs, among other triggering events. The liability for the CVRs is determined using quoted prices in a market that is not active for the underlying CVR. The carrying amount of the liability may fluctuate significantly based upon quoted market prices and actual amounts paid under the agreements may be materially different than the carrying amount of the liability. Several of the Metabasis drug development programs have been outlicensed to Viking, including VK2809. VK2809 is a novel selective TR-β agonist with potential in multiple indications, including hypercholesterolemia, dyslipidemia, NASH, and X-ALD. Under the terms of the agreement with Viking, we may be entitled to up to $375 million of development, regulatory and commercial milestones and tiered royalties on potential future sales including a $10 million payment upon initiation of a Phase 3 clinical trial.*

A reconciliation of the level 3 financial instruments as of December 31, 2025 is as follows (in thousands):

**Assets**

| | | |
|---|---|---|
| Fair value of level 3 financial instruments as of December 31, 2024 | $ | 9,777 |
| ASU 2025-07 adoption (Note 1) | | (9,777) |
| Additions to derivative assets | | 5,787 |
| Fair value adjustments to derivative assets | | (798) |
| Fair value of level 3 financial instruments as of December 31, 2025 | $ | 4,989 |

**Liabilities**

| | | |
|---|---|---|
| Fair value of level 3 financial instruments as of December 31, 2024 | $ | 383 |
| Payments to CVR holders and other contingent payments | | (50) |
| Fair value adjustments to contingent liabilities | | 62 |
| Fair value of level 3 financial instruments as of December 31, 2025 | $ | 395 |

A reconciliation of the level 3 financial instruments as of December 31, 2024 is as follows (in thousands):

**Assets**

| | | |
|---|---|---|
| Fair value of level 3 financial instruments as of December 31, 2023 | $ | 3,531 |
| Additions to derivative assets | | 27,950 |
| Fair value adjustments to derivative assets | | (12,878) |
| Exercise of derivative assets | | (8,826) |
| Fair value of level 3 financial instruments as of December 31, 2024 | $ | 9,777 |

**Liabilities**

| | | |
|---|---|---|
| Fair value of level 3 financial instruments as of December 31, 2023 | $ | 320 |
| Payments to CVR holders and other contingency payments | | (200) |
| Fair value adjustments to contingent liabilities | | 263 |
| Fair value of level 3 financial instruments as of December 31, 2024 | $ | 383 |

## Assets Measured on a Non-Recurring Basis

We apply fair value techniques on a non-recurring basis associated with valuing potential impairment losses related to our goodwill, intangible assets with estimated useful lives and long-lived assets.

We evaluate goodwill annually for impairment and whenever circumstances occur indicating that goodwill might be impaired. We determine the fair value of our reporting unit based on a combination of inputs, including the market capitalization of Ligand, as well as Level 3 inputs such as discounted cash flows, which are not observable from the market, directly or indirectly.

We evaluate intangible assets with estimated useful lives and long-lived assets for impairment whenever circumstances occur indicating that intangible assets or long-lived assets may not be recoverable. An impairment evaluation is based on an undiscounted cash flow analysis at the lowest level at which cash flows of intangible assets and long-lived assets are largely independent of other groups of assets and liabilities.

There was no impairment of our goodwill, intangible assets with estimated useful lives, or long-lived assets recorded during the years ended December 31, 2025, 2024 and 2023.

## Fair Value of Financial Instruments

Our cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued liabilities, deferred revenue, current operating lease liabilities, current finance lease liabilities and Novan (Pelthos) contract liability are financial instruments and are recorded at cost in the consolidated balance sheets. As of December 31, 2024, the estimated fair value of the Novan (Pelthos) contract liability was $19.1 million compared to a carrying value of $15.9 million. The estimated fair value of the remaining financial instruments approximates their carrying value.

### Financial Assets Not Measured at Fair Value

Financial royalty assets are measured and carried on the consolidated balance sheets at amortized cost using the effective interest method or on a non-accrual basis. Management calculates the fair value of financial royalty assets using a forecasted royalty receipts. The projected future cash flows derive from royalty payments and milestones, then discounted using appropriate individual discount rates. The fair value of financial royalty assets and other economic rights assets is classified as Level 3 within the fair value hierarchy since it is determined based upon inputs that are both significant and unobservable. The estimated fair value and related carrying values of financial royalty assets as of December 31, 2025 were $294.9 million and $219.7 million, respectively. The estimated fair value and related carrying value of the financial royalty assets as of December 31, 2024 were $196.6 million and $195.0 million, respectively. To determine the fair value of long-term financial royalty assets, we estimated future underlying product sales, applied a probability of technical and regulatory success for development-stage programs, estimated a timeline for any development and regulatory milestones, and applied a discount rate based on the level of partner execution and commercialization risk, in the range of 13%-35% and 15%-30% as of December 31, 2025 and 2024, respectively. Weighted average discount rate (weighted by relative fair value) was 17% and 19% as of December 31, 2025 and 2024, respectively.

## 9. Debt

### 0.75% Convertible Senior Notes due 2030

In August 2025, we issued $460 million aggregate principal amount of 0.75% convertible senior notes due 2030 (the "2030 Notes"). The aggregate principal includes the purchase of an additional $60 million aggregate principal amount of notes by the initial purchasers pursuant to the full exercise of the initial purchasers' option to purchase additional notes. The net proceeds from the offering were approximately $445.1 million, after deducting the initial purchasers' discount and commissions, and debt issuance cost.

The 2030 Notes are general senior, unsecured obligations of Ligand and accrue interest payable semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2026. The 2030 Notes will mature on October 1, 2030, unless earlier converted, redeemed or repurchased. Upon conversion, we will pay cash up to the aggregate principal amount of the 2030 Notes to be converted and pay or deliver, as the case may be, cash, shares of common stock, or a combination of cash and shares of common stock, at our election, in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the 2030 Notes being converted, in the manner and subject to the terms and conditions provided in the Indenture entered into in connection with the 2030 Notes issuance (the "Indenture").

Holders may convert their 2030 Notes at their option prior to July 1, 2030, under certain circumstances, and at any time on or after July 1, 2030, until the second scheduled trading day immediately preceding the maturity date. The initial conversion rate is 5.1338 shares of our common stock per $1,000 principal amount of the 2030 Notes (equivalent to an initial conversion price of approximately $194.79 per share), subject to adjustment upon the occurrence of certain events. The maximum conversion rate, subject to adjustment, is 6.8022 per $1,000 principal amount of the 2030 Notes which represents a conversion price of approximately $147.01.

The 2030 Notes are not redeemable by us prior to October 6, 2028. On or after that date, and prior to the 51st scheduled trading day immediately preceding the maturity date for the 2030 Notes, we may redeem for cash all or part of the 2030 Notes if the last reported sale price of our common stock has been at least 130% of the conversion price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption.

Holders may require us to repurchase all or a portion of their notes for cash at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the purchase date upon the occurrence of a "Fundamental Change" (as defined in the Indenture).

We account for the 2030 Notes in accordance with ASC 470-20, *Debt with Conversion and Other Options*. At issuance, we evaluated the terms of the 2030 Notes and determined that the embedded conversion feature does not require separate accounting as a derivative. The 2030 Notes are recorded as a single liability measured at amortized cost. Interest expense includes a portion recognized at the stated coupon rate, and amortization of any debt discount and issuance costs, as discussed below.

In connection with the issuance of the 2030 Notes in August 2025, we incurred $14.9 million of debt discount and issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are netted with the total debt liability and are amortized to interest expense using the effective interest method over the five-year expected life of the 2030 Notes. Annual effective interest rate, including coupon portion was 1.4% as of December 31, 2025. During the year ended December 31, 2025, we recognized a total of $2.4 million in interest expense which included $1.3 million in coupon expense and $1.1 million in amortized issuance costs.

The Indenture contains customary covenants and events of default, including payment defaults, certain bankruptcy events, and failure to comply with other covenants, subject to applicable grace periods. As of December 31, 2025, there were no events of default or violation of any covenants under the Indenture.

The following table summarizes information about the 2030 Notes (in thousands).

|  | December 31, 2025 |
| --- | --- |
| Principal amount of the Notes outstanding | $ 460,000 |
| Unamortized discount (including unamortized debt issuance cost) | (13,808) |
| Total long-term portion of notes payable | $ 446,192 |
|  |  |
| Fair value of convertible senior notes outstanding (Level 2) | $ 539,419 |

### Convertible Note Hedge and Warrant Transactions Related to the 2030 Notes

In connection with the pricing of the 2030 Notes and the initial purchasers' exercise of their overallotment option to purchase additional notes, in August 2025, we entered into convertible note hedge transactions with certain of the initial purchasers of the 2030 Notes or their affiliates and certain other financial institutions (the "option counterparties"), to reduce the potential dilution to holders of our common stock upon conversion of the 2030 Notes and/or offset any cash payments we may be required to make in excess of the principal amount upon conversion of the 2030 Notes. The convertible note hedges have an exercise price of $194.79 per share and are exercisable when and if the 2030 Notes are converted. If upon conversion of the 2030 Notes, the price of our common stock is above the exercise price of the convertible note hedges, the option counterparties will deliver shares of common stock and/or cash with an aggregate value approximately equal to the difference between the price of common stock at the conversion date and the exercise price, multiplied by the number of shares of common stock related to the convertible note hedges being exercised.

The convertible note hedge transaction is classified as an equity instrument and is not accounted for as a derivative under ASC 815, as it meets the criteria for equity classification. We paid $113.3 million for these convertible note hedges, which was recorded as a reduction to additional paid-in capital in accordance with ASC 815-40. The convertible note hedge is not remeasured at fair value subsequent to initial recognition.

We also entered into warrant transactions with the option counterparties in connection with the pricing of the 2030 Notes and the initial purchasers' exercise of their option to purchase additional notes, pursuant to which we issued warrants to purchase 2,361,548 shares of common stock (the "warrants") to such option counterparties. The warrant transactions could separately have a dilutive effect on our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants. The strike price of the warrants will initially be $294.02 per share, subject to certain adjustments under the terms of the warrants. We received $67.4 million for these warrants. The warrants have various expiration dates ranging from January 2, 2031 to May 27, 2031. The warrants will have a dilutive effect to the extent the market price per share of common stock exceeds the applicable exercise price of the warrants, as measured under the terms of the warrant transactions. The common stock issuable upon exercise of the warrants has not been registered under the Securities Act, and we do not have an obligation and do not intend to file any registration statement with the SEC registering the issuance of the shares under the warrants.

The convertible note hedges and warrants described above are separate transactions entered into by us and are not part of the terms of the 2030 Notes. Holders of the 2030 Notes and warrants will not have any rights with respect to the convertible note hedges.

### 0.75% Convertible Senior Notes due 2023

In May 2018, we issued $750 million aggregate principal amount of 2023 Notes, bearing cash interest at a rate of 0.75% per year, payable semi-annually. The net proceeds from the offering, after deducting the initial purchasers' discount and offering expenses, were approximately $733.1 million.

In connection with the issuance of the 2023 Notes, we incurred $16.9 million of issuance costs, which primarily consisted of underwriting, legal and other professional fees and was being amortized to interest expense using the effective interest method over the five years expected life of the 2023 Notes. On May 15, 2023, the 2023 Notes maturity date, we paid the remaining $76.9 million principal amount and $0.3 million accrued interest in cash. The effective interest rate for the year ended December 31, 2023 was 0.5%. During the year ended December 31, 2023, we recognized a total of $0.6 million in interest expense, including $0.4 million in contractual interest expense and $0.2 million in amortized issuance costs.

### Convertible Bond Hedge and Warrant Transactions Related to 2023 Notes

In conjunction with the 2023 Notes, in May 2018, we entered into convertible bond hedges and sold warrants covering 3,018,327 shares of our common stock to minimize the impact of potential dilution to our common stock and/or offset the cash payments we are required to make in excess of the principal amount upon conversion of the 2023 Notes. The convertible bond hedges have an exercise price of $206.65 per share and are exercisable when and if the 2023 Notes are converted. We paid $140.3 million for these convertible bond hedges. If upon conversion of the 2023 Notes, the price of our common stock is above the exercise price of the convertible bond hedges, the counterparties will deliver shares of common stock and/or cash with an aggregate value approximately equal to the difference between the price of common stock at the conversion date and the exercise price, multiplied by the number of shares of common stock related to the convertible bond hedge transaction being exercised. The convertible bond hedges and warrants described below are separate transactions entered into by us and are not part of the terms of the 2023 Notes. Holders of the 2023 Notes and warrants did not have any rights with respect to the convertible bond hedges.

Concurrently with the convertible bond hedge transactions, we entered into warrant transactions whereby we sold warrants covering 3,018,327 shares of common stock with an exercise price of $315.38 per share, subject to certain adjustments. We received $90.0 million for these warrants. The warrants have various expiration dates ranging from August 15, 2023 to February 6, 2024. The warrants will have a dilutive effect to the extent the market price per share of common stock exceeds the applicable exercise price of the warrants, as measured under the terms of the warrant transactions. The common stock issuable upon exercise of the warrants will be in unregistered shares, and we do not have the obligation and do not intend to file any registration statement with the SEC registering the issuance of the shares under the warrants. The warrants expired on February 6, 2024.

### Revolving Credit Facility

On October 12, 2023, we entered into a $75 million revolving credit facility (the "Revolving Credit Facility") with Citibank, N.A. as the Administrative Agent (as defined in the Credit Agreement). We, our material domestic subsidiaries, as Guarantors (as defined in the Credit Agreement), and the Lenders (as defined in the Credit Agreement) entered into a credit agreement (the "Credit Agreement") with the Administrative Agent, under which the Lenders, the Swingline Lender and the L/C Issuer (each as defined in the Credit Agreement) agreed to make revolving loans, swingline loans and other financial accommodations to us (including the issuance of letters of credit) in an aggregate amount of up to $75 million. Borrowings under the Revolving Credit Facility accrue interest at a rate equal to either Term Secured Overnight Financing Rate ("Term SOFR") or a specified base rate plus an applicable margin linked to our leverage ratio, ranging from 1.75% to 2.50% per annum for Term SOFR loans and 0.75% to 1.50% per annum for base rate loans. The Revolving Credit Facility is subject to a commitment fee payable on the unused Revolving Credit Facility commitments ranging from 0.30% to 0.45%, depending on our leverage ratio. During the term of the Revolving Credit Facility, we may borrow, repay and re-borrow amounts available under the Revolving Credit Facility, subject to voluntary reductions of the swing line, letter of credit and revolving credit commitments.

Borrowings under the Revolving Credit Facility are secured by certain of our collateral and that of the Guarantors. In specified circumstances, additional guarantors are required to be added to the Credit Agreement. The Credit Agreement contains customary affirmative and negative covenants, including certain financial maintenance covenants, and events of default applicable to us. In the event of violation of the representations, warranties and covenants made in the Credit Agreement, we may not be able to utilize the Revolving Credit Facility or repayment of amounts owed thereunder could be accelerated.

### Amendments to Revolving Credit Facility

On July 8, 2024, we entered into the first amendment to the Credit Agreement, which amends the Credit Agreement to, among other things, increase the aggregate revolving credit facility amount from $75 million to $125 million.

In connection with the offering of the 2030 Notes, on August 11, 2025, we entered into the second amendment to the Credit Agreement, to permit, among other things, certain cash settlement payments on the 2030 Notes, subject to customary conditions set forth therein. On September 12, 2025, we entered into the third amendment to the Credit Agreement to, among other things, extend the maturity date to September 12, 2028 and modify the minimum consolidated EBITDA (as defined in the Credit Agreement) covenant to require us to maintain not less than $55 million of consolidated EBITDA (as defined in the Credit Agreement) for the trailing four-quarter period ended September 30, 2025 and each trailing four-quarter period ending thereafter.

As of December 31, 2025 and 2024, we had $124.4 million in available borrowing under the Revolving Credit Facility, after utilizing $0.6 million for letter of credit. The maturity date of the Revolving Credit Facility, as amended, is September 12, 2028. As of December 31, 2025 and 2024, there were no events of default or violation of any covenants under the Revolving Credit Facility.

## 10. Leases

### Finance Lease

In May 2020 and January 2021, we entered into an agreement and the first amendment with Hovione, our third-party manufacturer, to increase our manufacturing of Captisol, respectively. The agreements are considered to include an embedded finance lease under ASC 842, *Leases*, as it provides the Company the right to use the underlying equipment to exclusively manufacture Captisol. As of December 31, 2021, we had fully paid consideration of $69.1 million for prepaid inventory and capacity ramp-up fee. We assigned consideration in the agreements between lease and non-lease components using relative standalone prices. Since the inception of the agreements, we have assigned $50.2 million of the consideration paid to the non-lease component which is accounted for as prepaid inventory and being amortized to cost of Captisol based on the usage. The remaining balance of $18.9 million was recognized as a right of use asset.

We recorded a $9.8 million of impairment charge based on the fair value of the right of use asset which has been recognized in cost of Captisol in our consolidated statement of operations for the year ended December 31, 2022. As of December 31, 2022, the remaining right of use asset balance was $4.0 million which will be amortized straight-line over the remaining 6 years lease term. During the years ended December 31, 2025, 2024 and 2023, no impairment to this asset group was recorded as there were no indicators of impairment. As of December 31, 2025 and 2024, the remaining right of use asset balance is $2.0 million and $2.7 million, respectively.

### Operating Lease

We lease certain administration office facilities, research and development facilities and equipment primarily under various operating leases. Our operating leases have remaining contractual terms up to seven years, some of which include options to extend the leases for up to five years. Lease assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term, including upfront lease payments made and lease incentives, calculated using our incremental borrowing rate generally applicable to the location of the lease asset, unless the implicit rate is readily determinable. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised.

In addition to base rent, certain of our operating leases require variable payments, such as insurance and common area maintenance. These variable lease costs, other than those dependent upon an index or rate, are expensed when the obligation for those payments is incurred. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets, and the expense for these short-term leases and for operating leases is recognized on a straight-line basis over the lease term.The depreciable life of lease assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Operating and finance lease assets and liabilities (in thousands) are as follows:

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Lease assets** | | |
| Operating lease assets | $ 5,152 | $ 6,907 |
| Finance lease assets | 2,071 | 2,766 |
| Total lease assets | $ 7,223 | $ 9,673 |
| | | |
| **Lease liabilities** | | |
| Current operating lease liabilities | $ 1,095 | $ 1,266 |
| Current finance lease liabilities | 24 | 24 |
| | 1,119 | 1,290 |
| Long-term operating lease liabilities | 4,204 | 5,815 |
| Long-term finance lease liabilities | 26 | 49 |
| Total lease liabilities | $ 5,349 | $ 7,154 |

Maturity of operating and finance lease liabilities as of December 31, 2025 are as follows (in thousands):

| Maturity Dates | Operating Leases | Finance Leases |
|---|---:|---:|
| 2026 | $ 1,142 | $ 27 |
| 2027 | 1,214 | 18 |
| 2028 | 1,124 | 9 |
| 2029 | 886 | 2 |
| 2030 | 836 | — |
| Thereafter | 1,249 | — |
| Total lease payments | 6,451 | 56 |
| Less tenant improvement allowance | — | — |
| Less imputed interest | (1,150) | (6) |
| Present value of lease liabilities | $ 5,301 | $ 50 |

As of December 31, 2025, our operating leases had a weighted-average remaining lease term of 5.5 years and a weighted-average discount rate of 6.8%. As of December 31, 2024, our operating leases had a weighted-average remaining lease term of 5.8 years and a weighted-average discount rate of 7.5%. Cash paid for amounts included in the measurement of operating lease liabilities was $1.1 million, $1.3 million and $1.4 million, respectively, for the years ended December 31, 2025, 2024 and 2023. Operating lease expense was $0.9 million (net of sublease income of $0.2 million), $1.3 million (net of sublease income of $0.1 million), and $1.4 million (net of sublease income of $0.3 million) for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, our finance leases had a weighted-average remaining lease term of 2.4 years and a weighted-average discount rate of 6.6%. As of December 31, 2024, our finance leases had a weighted-average remaining lease term of 3.3 years and a weighted-average discount rate of 6.6%. We excluded the Hovione equipment lease in the calculation of weighted average remaining lease term and weighted average discount rate because the Hovione lease was fully paid off as of December 31, 2021. Cash paid for amounts included in the measurement of these finance lease liabilities was $0.02 million, $0.02 million and $0.05 million, respectively, for the years ended December 31, 2025, 2024 and 2023. Finance lease expense was $0.7 million, $0.5 million and $0.7 million, respectively, for the years ended December 31, 2025, 2024 and 2023.

## 11. Stockholders' Equity

### Share-based Compensation Expense

The following table summarizes share-based compensation expense recorded as components of research and development expenses and general and administrative expenses for the periods indicated (in thousands):

| | Year Ended December 31, | | |
|---|---:|---:|---:|
| | 2025 | 2024 | 2023 |
| Share-based compensation expense as a component of: | | | |
| Research and development expenses | $ 4,287 | $ 3,544 | $ 6,248 |
| General and administrative expenses | 42,562 | 37,545 | 19,495 |
| | $ 46,849 | $ 41,089 | $ 25,743 |

### Stock Plans

In June 2022, our stockholders approved the amendment and restatement of the Ligand Pharmaceuticals Incorporated 2002 Stock Incentive Plan (the "2002 Plan"). The amended and restated 2002 Plan, which is referred to herein as the "Restated Plan" was amended to increase the shares available for issuance by 1.0 million. In June 2024, our stockholders approved the amendment and restatement of the Ligand Pharmaceuticals Incorporated 2002 Stock Incentive Plan, which increased the shares available for issuance by 1.3 million.

On July 29, 2022, our board of directors (the "Board") approved the Ligand Pharmaceuticals Incorporated 2022 Employment Inducement Plan (the "2022 Inducement Plan"). The terms of the 2022 Inducement Plan are substantially similar to the terms of the Restated Plan with the exception that incentive stock options may not be issued under the 2022 Inducement Plan and awards under the 2022 Inducement Plan may only be issued to eligible recipients under the applicable Nasdaq Listing Rules. The 2022 Inducement Plan was adopted by the Board without stockholder approval pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules. The Board has initially reserved 300,000 shares of the Company's common stock for issuance pursuant to awards granted under the 2022 Inducement Plan.

As of December 31, 2025, there were 0.9 million shares available for future option grants or direct issuance under the Restated Plan and the 2022 Inducement Plan.

Following is a summary of our stock option plan activity and related information:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term in Years | Aggregate Intrinsic Value (In thousands) |
|---|---|---|---|---|
| Balance at January 1, 2023 | 2,991,473 | $ 61.31 | 6.07 | $ 30,477 |
| Granted | 537,432 | $ 72.69 | | |
| Exercised | (489,076) | $ 45.83 | | |
| Forfeited | (399,371) | $ 66.61 | | |
| Balance at December 31, 2023 | 2,640,458 | $ 65.70 | 5.63 | $ 8,784 |
| Exercisable at December 31, 2023 | 1,784,209 | $ 64.90 | 4.26 | $ 7,300 |
| Options vested and expected to vest as of December 31, 2023 | 2,640,458 | $ 65.70 | 5.63 | $ 8,784 |
| Granted | 783,064 | $ 86.91 | | |
| Exercised | (1,080,135) | $ 60.64 | | |
| Forfeited | (117,114) | $ 74.58 | | |
| Balance at December 31, 2024 | 2,226,273 | $ 75.14 | 6.58 | $ 71,538 |
| Exercisable at December 31, 2024 | 1,229,294 | $ 72.15 | 5.02 | $ 43,120 |
| Options vested and expected to vest as of December 31, 2024 | 2,226,273 | $ 75.14 | 6.58 | $ 71,538 |
| Granted | 468,876 | $ 114.59 | | |
| Exercised | (635,820) | $ 74.04 | | |
| Forfeited | (58,318) | $ 83.99 | | |
| Balance at December 31, 2025 | 2,001,011 | $ 84.48 | 7.39 | $ 209,288 |
| Exercisable at December 31, 2025 | 1,070,597 | $ 75.32 | 6.47 | $ 121,777 |
| Options vested and expected to vest as of December 31, 2025 | 2,001,011 | $ 84.48 | 7.39 | $ 209,288 |

The weighted-average grant-date fair value of all stock options granted during 2025, 2024 and 2023 was $47.17, $37.81, and $36.65 per share, respectively. The total intrinsic value of all options exercised during 2025, 2024 and 2023 was approximately $44.6 million, $38.6 million, and $12.0 million, respectively.

Cash received from options exercised, net of fees paid, in 2025, 2024 and 2023 was $47.1 million, $65.2 million and $22.2 million, respectively.

Following is a further breakdown of the options outstanding as of December 31, 2025:

| Range of exercise prices | Options outstanding | Weighted average remaining life in years | Weighted average exercise price | Options exercisable | Weighted average exercise price |
|---|---|---|---|---|---|
| $39.79-$55.75 | 213,920 | 5.78 | $ 51.04 | 194,031 | $ 50.88 |
| $55.98-$67.03 | 204,845 | 6.23 | $ 64.38 | 149,821 | $ 64.37 |
| $67.24-$69.70 | 215,407 | 5.55 | $ 69.22 | 182,407 | $ 69.14 |
| $70.04-$75.09 | 301,023 | 7.47 | $ 74.23 | 171,605 | $ 74.34 |
| $78.56-$88.27 | 128,209 | 8.24 | $ 82.20 | 73,576 | $ 81.26 |
| $89.20-$89.20 | 352,850 | 8.16 | $ 89.20 | 131,697 | $ 89.20 |
| $89.86-$114.76 | 175,215 | 6.45 | $ 103.79 | 99,224 | $ 102.26 |
| $115.26-$115.26 | 387,782 | 9.17 | $ 115.26 | 65,670 | $ 115.26 |
| $122.70-$122.70 | 10,260 | 8.92 | $ 122.70 | 2,566 | $ 122.70 |
| $132.72-$132.72 | 11,500 | 9.58 | $ 132.72 | — | $ — |
| | 2,001,011 | 7.39 | $ 84.48 | 1,070,597 | $ 75.32 |

The assumptions used for the specified reporting periods and the resulting estimates of weighted-average grant date fair value per share of options granted:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Risk-free interest rate | 3.7%-4.3% | 3.5%-4.5% | 3.7%-4.6% |
| Expected volatility | 40%-46% | 44%-46% | 45%-54% |
| Expected term | 4.0 to 4.9 years | 4.1 to 4.8 years | 4.7 to 5.3 years |

As of December 31, 2025, there was $36.1 million of total unrecognized compensation cost related to non-vested stock options under the 2002 Plan. That cost is expected to be recognized over a weighted average period of 2.2 years.

### Restricted Stock Activity

The following is a summary of our restricted stock activity and related information:

| | Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Outstanding at December 31, 2023 | 350,905 | $ 81.22 |
| Granted | 318,588 | $ 85.23 |
| Vested | (167,308) | $ 84.28 |
| Forfeited | (64,313) | $ 77.28 |
| Outstanding at December 31, 2024 | 437,872 | $ 83.55 |
| Granted | 231,761 | $ 106.95 |
| Vested | (208,153) | $ 75.97 |
| Forfeited | (5,933) | $ 87.97 |
| Outstanding at December 31, 2025 | 455,547 | $ 98.86 |

As of December 31, 2025, unrecognized compensation cost related to non-vested stock awards under the 2002 Plan amounted to $22.4 million. That cost is expected to be recognized over a weighted average period of 1.3 years.

### Employee Stock Purchase Plan

As of December 31, 2025, 19,657 shares of our common stock are available for future issuance under the Amended Employee Stock Purchase Plan, or ESPP. The ESPP permits eligible employees to purchase up to 1,250 shares of Ligand common stock per calendar year at a discount through payroll deductions. The price at which stock is purchased under the ESPP is equal to 85% of the fair market value of the common stock on the first of a six month offering period or purchase date, whichever is lower. There were 4,836, 6,308 and 5,080 shares issued under the ESPP in 2025, 2024 and 2023, respectively.

*Share Repurchases*

In April 2023, our Board of Directors has approved a stock repurchase program authorizing, but not requiring, the repurchase of up to $50 million of our common stock from time to time through April 2026. We expect to acquire shares, if at all, primarily through open-market transactions in accordance with all applicable requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The timing and amount of repurchase transactions will be determined by management based on our evaluation of market conditions, share price, legal requirements and other factors. During the years ended December 31, 2025, 2024 and 2023, we did not repurchase any shares of common stock under the stock repurchase program, respectively.

In connection with the issuance of the 2030 Notes in August 2025, Ligand used approximately $15 million of the net proceeds from the offering to repurchase 102,034 shares of Ligand's common stock at a price of $147.01 per share. Refer to *Note 9, Debt* for information on the 2030 Notes offering.

### *At-the Market Equity Offering Program*

On September 30, 2022, we filed a registration statement on Form S-3 (the "Shelf Registration Statement"), which became automatically effective upon filing, covering the offering of common stock, preferred stock, debt securities, warrants and units.

On September 30, 2022, we also entered into an At-The-Market Equity Offering Sales Agreement (the "Sales Agreement") with Stifel, Nicolaus & Company, Incorporated (the "Agent"), under which we were able to sell, from time to time, sell shares of our common stock having an aggregate offering price of up to $100 million in "at the market" offerings through the Agent (the "ATM Offering"). The Shelf Registration Statement included a prospectus covering the offering, issuance and sale of up to $100 million of our common stock from time to time through the ATM Offering. As of the date hereof, the Shelf Registration Statement is no longer effective and the ATM Offering has expired. During the year ended December 31, 2024, we issued 360,325 shares of common stock in the ATM Offering, generating proceeds of $37.4 million, net of commissions and other transaction costs. During the years ended December 31, 2025 and 2023, we did not issue any shares of common stock in the ATM Offering.

## 12. Commitment and Contingencies: Legal Proceedings

We record an estimate of a loss when the loss is considered probable and estimable. Where a liability is probable and there is a range of estimated loss and no amount in the range is more likely than any other number in the range, we record the minimum estimated liability related to the claim in accordance with ASC 450, *Contingencies*. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. Revisions in our estimates of potential liability could materially impact our results of operations.

On October 31, 2019, we received three civil complaints filed in the U.S. District Court for the Northern District of Ohio on behalf of several Indian tribes. The Northern District of Ohio is the Court that the Judicial Panel on Multi-District Litigation ("JPML") has assigned more than one thousand civil cases which have been designated as a Multi-District Litigation ("MDL") and captioned In Re: National Prescription Opiate Litigation. The allegations in these complaints focus on the activities of defendants other than the Company and no individualized factual allegations have been advanced against us in any of the three complaints. We reject all claims raised in the complaints and intend to vigorously defend these matters.

On August 22, 2024, CyDex Pharmaceuticals, Inc. filed a Verified Complaint in the Delaware Court of Chancery against Bexson Biomedical, Inc. ("Bexson"), asserting claims for declaratory relief and breach of contract arising out of a Captisol In Vivo Agreement (the "In Vivo Agreement") between the parties, pursuant to which CyDex provided Bexson with research-grade Captisol and related confidential and proprietary information for a potential new formulation of ketamine being developed by Bexson. CyDex alleges that Bexson breached its obligations under the In Vivo Agreement, including by misusing confidential information and materials provided by CyDex and by using CyDex's confidential information and materials to file patent applications that purport to cover formulations that are "not ketamine". CyDex also asserts that Bexson failed to return and destroy CyDex's confidential information and materials as required by the In Vivo Agreement. CyDex seeks relief including specific performance of certain co-ownership provisions of the In Vivo Agreement and disgorgement from Bexson for any benefits obtained in violation of the In Vivo Agreement. On September 27, 2024, Bexson filed a Motion to Dismiss the Verified Complaint. A Verified Amended Complaint was filed by CyDex on November 6, 2024, and a Motion to Dismiss the Verified Amended Complaint was filed by Bexson on January 17, 2025. On May 23, 2025, Bexson withdrew its pending Motion to Dismiss and filed a Verified Counterclaim, Answer, and Affirmative Defenses. On July 17, 2025, CyDex and Bexson agreed to a joint stipulation for a schedule on judgment on the pleadings, providing for briefing to be complete by November 17, 2025. CyDex filed its reply to Bexson's counterclaim on July 23, 2025. On August 22, 2025, Bexson filed its opening brief in support of its motion for judgment on the pleadings. On September 25, 2025, CyDex filed its partial cross-motion for judgment on the pleadings and opposition to Bexson's motion, and on October 27, 2025 Bexson filed its combined answering brief in opposition to CyDex's motion and reply in support of its motion. CyDex filed a reply brief on November 17, 2025. Oral argument on the pending motions for judgment on the pleadings is scheduled to occur on April 22, 2026.

On July 18, 2025, CyDex received a letter (the "Notice Letter") from PH Health Limited ("PH Health"), a wholly-owned indirect subsidiary of Endo, Inc., stating that PH Health had submitted to the FDA an Abbreviated New Drug Application ("ANDA") referencing New Drug Application No. 022235, owned by Baxter Healthcare Corp. ("Baxter") for Captisol®-enabled Nexterone® (amiodarone hydrochloride, 150 mg/100 mL, premixed for injection). In its Notice Letter, PH Health stated that its ANDA includes a certification under 21 U.S.C. § 355(j)(2)(A)(vii)(IV) that, in PH Health's opinion, CyDex's U.S. Patent No. 7,635,773 ("the '773 patent") is invalid, unenforceable and/or will not be infringed by Par Heath's ANDA product. The Notice Letter included an explanation intended to support PH Health's position that its ANDA product would not infringe the '773 patent but did not include detailed explanations regarding invalidity or unenforceability. On August 29, 2025, during the 45 day period for filing a lawsuit pursuant to the Hatch-Waxman Act, Baxter and CyDex filed a lawsuit in the United States District Court for the Distinct of New Jersey against Par Health Ltd., Par Health USA, Endo USA, Inc., Endo Operations Limited, and Endo, Inc., asserting that the ANDA filing infringed the '773 patent. See Case No. 3:25-cv-15120-MCA. An Answer was filed on October 27, 2025. Discovery has started but a trial date has not yet been set.

From time to time, we may also become subject to other legal proceedings or claims arising in the ordinary course of our business. We currently believe that none of the claims or actions pending against us is likely to have, individually or in aggregate, a material adverse effect on our business, financial condition or results of operations. Given the unpredictability inherent in litigation, however, we cannot predict the outcome of these matters.

## 13. Income Taxes

For the years ended December 31, 2025, 2024, and 2023, the Company had the following income before income tax from continuing operations (in thousands):

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | **2024** | | **2023** |
| Domestic | $ | 126,428 | $ | (25,855) | $ | 62,140 |
| Foreign | | 32,532 | | 28,373 | | 1,520 |
| Income before income tax from continuing operations | $ | 158,960 | $ | 2,518 | $ | 63,660 |

The components of the income tax expense (benefit) for continuing operations are as follows (in thousands):

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | **2024** | | **2023** |
| Current expense (benefit): | | | | | | |
| Federal | $ | 8,725 | $ | 18,277 | $ | (1,186) |
| State | | 280 | | 718 | | 218 |
| Foreign | | 3,612 | | 3,355 | | 780 |
| Total current expense (benefit) | | 12,617 | | 22,350 | | (188) |
| | | | | | | |
| Deferred expense (benefit): | | | | | | |
| Federal | | 27,538 | | (17,767) | | 9,374 |
| State | | 574 | | 77 | | 655 |
| Foreign | | (6,222) | | 1,890 | | — |
| Total deferred expense (benefit) | | 21,890 | | (15,800) | | 10,029 |
| Total income tax expense (benefit) | $ | 34,507 | $ | 6,550 | $ | 9,841 |

A reconciliation of income tax expense (benefit) from continuing operations to the amount computed by applying the statutory federal income tax rate to the net income (loss) from continuing operations is summarized as follows (in thousands):

| | Year Ended | |
| | December 31, 2025 | |
| | Amount | Percent |
|---|---|---|
| **Income taxes expense at statutory federal rate** | $ 33,457 | 21.00 % |
| **State and local taxes, net of federal income tax effect**[(1)] | 646 | 0.41 % |
| **Foreign tax effects** | | |
| **United Kingdom** | | |
| Other | 390 | 0.24 % |
| Changes in valuation allowance | (9,389) | (5.89)% |
| **Austria** | | |
| Other | (518) | (0.33)% |
| **India** | | |
| Withholding Tax | 1,115 | 0.70 % |
| **Effect of cross-border tax laws** | | |
| Subpart F, net | 6,063 | 3.81 % |
| Foreign derived intangible income | (314) | (0.20)% |
| **Tax credits** | | |
| Foreign tax credits | (1,115) | (0.70)% |
| Solar tax credit | (650) | (0.41)% |
| R&D credit | (134) | (0.08)% |
| **Changes in valuation allowance** | 3,683 | 2.31 % |
| **Nontaxable or nondeductible items** | | |
| Section 162(m) officer's compensation | 5,468 | 3.43 % |
| Equity compensation | (4,373) | (2.74)% |
| Permanent Items - Other | (137) | (0.09)% |
| **Changes in unrecognized tax benefits** | (4) | — % |
| **Other** | 319 | 0.20 % |
| **Provision for income taxes** | $ 34,507 | 21.66 % |

(1) The states that contribute to the majority (greater than 50%) of the tax effect in this category include Pennsylvania and Kansas for 2025.

A reconciliation of income tax expense (benefit) from continuing operations to the amount computed by applying the statutory federal income tax rate to the net income (loss) from continuing operations is summarized as follows (in thousands):

| | Year ended | |
| | December 31, | |
| | 2024 | 2023 |
|---|---|---|
| Tax at statutory federal rate | $ 529 | $ 13,448 |
| Subpart F income | 5,649 | 479 |
| Officer compensation | 3,921 | 844 |
| Foreign tax differential on income/loss of foreign subsidiaries | 1,115 | (38) |
| Share-based compensation | 602 | 1,241 |
| Provision to return adjustments | 293 | 2,200 |
| Rate change for changes in federal, foreign or state law | 111 | 342 |
| Contingent liabilities | 88 | (116) |
| Change in uncertain tax positions | 94 | (7,206) |
| State, net of federal benefit | (85) | 397 |
| Research and development credits | (324) | (405) |
| FDII | (832) | (1,037) |

| | | | | |
|---|---|---|---|---|
| Change in valuation allowance | | (1,638) | | (1,184) |
| Foreign tax credits | | (3,232) | | — |
| Other | | 259 | | 876 |
| Total | $ | 6,550 | $ | 9,841 |

The amount of cash taxes paid are as follows (in thousands):

| | | Year Ended December 31, |
|---|---|---|
| | | **2025** |
| Federal | $ | 3,660 |
| State | | 204 |
| Foreign | | 3,938 |
| Income taxes, net of amounts refunded | $ | 7,802 |

In 2025, the only jurisdiction with cash taxes paid that equaled or exceeded 5% of total income taxes paid were Federal, UK, and Austria.

We have determined that our foreign earnings are not indefinitely reinvested and have properly accrued for the tax impacts.

Significant components of our deferred tax assets and liabilities as of December 31, 2025 and 2024 are shown below. We assess the positive and negative evidence to determine if sufficient future taxable income will be generated to realize the existing deferred tax assets. Our evaluation of evidence resulted in management concluding that the majority of our deferred tax assets will be realized. However, we maintain a valuation allowance to offset certain net deferred tax assets as management believes realization of such assets are uncertain as of December 31, 2025, 2024 and 2023. The valuation allowance decreased by $7.3 million in 2025 due to a partial release of valuation allowance in the United Kingdom offset by a one time recording of a federal and state valuation allowance recognized in connection with the disposition of LNHC Inc. The valuation allowance decreased by $1.6 million in 2024 and decreased by $1.2 million in 2023.

We offset all deferred tax assets and liabilities by jurisdiction, as well as any related valuation allowance, and present them on our consolidated balance sheet as a non-current deferred income tax asset or liability (as applicable). Deferred tax assets (liabilities) are comprised of the following (in thousands):

| | | December 31, | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| Deferred tax assets: | | | | |
| Net operating loss carryforwards | $ | 32,514 | $ | 40,385 |
| 2030 Notes original issue discount | | 22,814 | | — |
| Research credit carryforwards | | 19,223 | | 24,404 |
| Stock compensation | | 11,570 | | 10,726 |
| Financial royalty assets | | 12,879 | | — |
| Capitalized R&D | | — | | 7,090 |
| Other | | 7,775 | | 13,733 |
| | | 106,775 | | 96,338 |
| Valuation allowance for deferred tax assets | | (48,331) | | (55,649) |
| Net deferred tax assets | | 58,444 | | 40,689 |
| | | | | |
| Deferred tax liabilities: | | | | |
| Identified intangibles | | (45,781) | | (69,150) |
| Mark-to-market | | (38,226) | | — |
| Other | | (2,111) | | (3,991) |
| Net deferred tax liabilities | | (86,118) | | (73,141) |
| | | | | |
| Deferred income taxes, net | $ | (27,674) | $ | (32,452) |

As of December 31, 2025, we had federal net operating loss carryforwards set to expire through 2037 of $4.3 million and $162.1 million of state net operating loss carryforwards that begin to expire in 2028. We have $24.3 million of California research and development credit carryforwards that have no expiration date. In addition, we had approximately $81.1 million of non-U.S. net operating loss carryovers and approximately $14.5 million of non-U.S. capital loss carryovers that have no expiration date.

As of December 31, 2024, we had federal net operating loss carryforwards set to expire through 2037 of $21.4 million and $162.8 million of state net operating loss carryforwards that begin to expire in 2028. We also had $6.2 million of federal research and development credit carryforwards, which expire through 2040. We had $29.5 million of California research and development credit carryforwards that have no expiration date. In addition, we had approximately $98.4 million of non-U.S. net operating loss carryovers and approximately $14.4 million of non-U.S. capital loss carryovers that have no expiration date.

Pursuant to Section 382 and 383 of the Internal Revenue Code of 1986, as amended, utilization of our net operating losses and credits may be subject to annual limitations in the event of any significant future changes in its ownership structure. These annual limitations may result in the expiration of net operating losses and credits prior to utilization. The deferred tax assets as of December 31, 2025 are net of any previous limitations due to Section 382 and 383.

We account for income taxes by evaluating a probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Our remaining liabilities for uncertain tax positions are presented net of the deferred tax asset balances on the accompanying consolidated balance sheet.

A reconciliation of the amount of unrecognized tax benefits at December 31, 2025, 2024 and 2023 is as follows (in thousands):

|  | December 31, | | | | | |
|  | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| Balance at beginning of year | $ | 22,471 | $ | 22,363 | $ | 29,096 |
| Additions based on tax positions related to the current year | | 5,342 | | 27 | | 47 |
| Additions for tax positions of prior years | | 192 | | 477 | | 3 |
| Reductions for tax positions of prior years | | (361) | | (396) | | (6,783) |
| Balance at end of year | $ | 27,644 | $ | 22,471 | $ | 22,363 |

Included in the balance of unrecognized tax benefits at December 31, 2025 is $20.6 million of tax benefits that, if recognized would impact the effective rate.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2025 and December 31, 2024, we recognized an immaterial amount of interest and penalties. We file income tax returns in the United States, various state jurisdictions, Austria, and United Kingdom with varying statutes of limitations. The federal statute of limitation remains open for the 2022 tax year to the present. The state income tax returns generally remain open for the 2021 tax year through the present. The United Kingdom statute of limitation remains open for the 2021 tax year to the present. The Austrian statute of limitation remains open for the 2021 tax year to the present. Net operating loss and research credit carryforwards arising prior to these years are also open to examination if and when utilized. The Company's 2019 and 2020 California tax returns are under examination by the California Franchise Tax Board. The Company does not anticipate that the examination will result in a material adjustment to its financial statements. No other income tax returns are currently under examination.

## Item 9.      Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A.      Controls and Procedures

### (a) Evaluation of Disclosure Controls and Procedures

We are responsible for maintaining disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports we file under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. As of the end of the period covered by this Annual Report on Form 10-K, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, and have concluded our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2025.

**(b) Management's Report on Internal Control Over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with our management and directors; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as set forth in the 2013 Internal Control-Integrated Framework. Based on our evaluation under the 2013 framework in Internal Control - Integrated Framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2025.

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting that occurred during our latest fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K and has issued an attestation report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2025.

# Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Ligand Pharmaceuticals Incorporated

## Opinion on Internal Control Over Financial Reporting

We have audited Ligand Pharmaceuticals Incorporated's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ligand Pharmaceuticals Incorporated (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 27, 2026 expressed an unqualified opinion thereon.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


/s/ Ernst & Young LLP

San Diego, California

February 27, 2026

**Item 9B.**          **Other Information**

**Rule 10b5-1 Trading Arrangements**

From time to time, our officers (as defined in Rule 16a-1(f) of the Exchange Act) and directors may enter into Rule 10b5-1 or non-Rule 10b5-1 trading arrangements (as each such term is defined in Item 408 of Regulation S-K).

During the three months ended December 31, 2025, the following officers adopted Rule 10b5-1 trading arrangements as follows:

On November 24, 2025, Andrew Reardon, our Chief Legal Officer, adopted a 10b5-1 trading arrangement that is designed to be in effect until September 2, 2026 with respect to the sale of up to 30,000 shares of the Company's common stock all of which underlie stock options held by Mr. Reardon. Through the date of this report, Mr. Reardon has not sold any shares under the plan.

On November 19, 2025, Octavio Espinoza, our Chief Financial Officer, adopted a 10b5-1 trading arrangement that is designed to be in effect until July 31, 2026 with respect to the sale of up to 5,130 shares of the Company's common stock all of which underlie stock options that number of shares of the Company's common stock issued upon settlement of certain stock awards held by Mr. Espinoza minus any shares sold or withheld to cover the applicable tax payments. Through the date of this report, Mr. Espinoza has not sold any shares under the plan.

Each of the aforementioned trading arrangements is intended to satisfy the affirmative defense of Rule 10b5-1(c).

**Item 9C.**          **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None


**Part III**


**Item 10.**          **Directors, Executive Officers and Corporate Governance**

**Code of Conduct**

The Board of Directors has adopted a Code of Conduct and Ethics Policy ("Code of Conduct") that applies to all officers, directors and employees. The Company will promptly disclose (1) the nature of any amendment to the Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our Code of Conduct that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future. The Code of Conduct can be accessed via our website (http://www.ligand.com), Corporate Overview page. You may also request a free copy by writing to: Investor Relations, Ligand Pharmaceuticals Incorporated, 3911 Sorrento Valley Boulevard, Suite 110, San Diego, CA 92121.

The other information under Item 10 is hereby incorporated by reference to Ligand's Definitive Proxy Statement to be filed with the SEC within 120 days of December 31, 2025.

**Item 11.**          **Executive Compensation**

Item 11 is hereby incorporated by reference to Ligand's Definitive Proxy Statement to be filed with the SEC within 120 days of December 31, 2025.

**Item 12.**          **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Item 12, including the information required by Item 201(d) of Regulation S-K, is hereby incorporated by reference to Ligand's Definitive Proxy Statement to be filed with the SEC within 120 days of December 31, 2025.

**Item 13.**          **Certain Relationships and Related Transactions, and Director Independence**

Item 13 is hereby incorporated by reference to Ligand's Definitive Proxy Statement to be filed with the SEC within 120 days of December 31, 2025.

**Item 14.        Principal Accountant Fees and Services**

Item 14 is hereby incorporated by reference to Ligand's Definitive Proxy Statement to be filed with the SEC within 120 days of December 31, 2025.

**Item 15.    Exhibits and Financial Statement Schedule**

**(a) The following documents are included as part of this Annual Report on Form 10-K.**

(1) Financial statements

(2) Schedules not included herein have been omitted because they are not applicable or the required information is in the consolidated financial statements or notes thereto.

(3) The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

| Exhibit Number | Description of Exhibit | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File Number | Date of Filing | Exhibit Number | |
| 2.1* | Agreement and Plan of Merger, dated as of March, 23, 2022, by and among Avista Public Acquisition Corp. II, Ligand Pharmaceuticals Incorporated, OmniAb, Inc. and Orwell Merger Sub Inc. | 8-K | 001-33093 | March 24, 2022 | 2.1 | |
| 2.2* | Separation and Distribution Agreement, dated as of March 23, 2022, by and among Avista Public Acquisition Corp. II, Ligand Pharmaceuticals Incorporated and OmniAb, Inc. | 8-K | 001-33093 | March 24, 2022 | 2.2 | |
| 2.3* | Agreement on the Acquisition of Stocks in Apeiron Biologics AG entered on July 8, 2024, between Ligand Pharmaceuticals Incorporated and the sellers. | 10-Q | 001-33093 | August 7, 2024 | 2.1 | |
| 2.4† | Purchase and Sale Agreement entered on February 24, 2025 among Ligand Pharmaceuticals Incorporated, Castle Creek Biosciences, Inc., Castle Creek Biosciences, LLC and a syndicate of co-investors for which Ligand acted as representative (collectively, including Ligand, the "Purchasers"). | 10-Q | 001-33093 | May 9, 2025 | 2.1 | |
| 3.1 | Amended and Restated Certificate of Incorporation of the Company. | S-4 | 333-58823 | July 9, 1998 | 3.1 | |
| 3.2 | Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company, dated June 14, 2000 | 10-K | 0-20720 | March 29, 2001 | 3.5 | |
| 3.3 | Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company, dated June 30, 2004 | 10-Q | 0-20720 | August 5, 2004 | 3.6 | |
| 3.4 | Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company, dated November 17, 2010 | 8-K | 001-33093 | November 19, 2010 | 3.1 | |
| 3.5 | Certificate of Amendment of the Amended and Restated Certification of Incorporation of the Company, dated June 19, 2018 | S-8 | 333-233130 | August 8, 2019 | 3.6 | |
| 3.6 | Fifth Amended and Restated Bylaws of the Company | 8-K | 001-33093 | April 19, 2024 | 3.1 | |
| 4.1 | Specimen stock certificate for shares of the common stock of the Company | 10-K | 001-33093 | March 1, 2018 | 4.1 | |

| | | | | | |
|---|---|---|---|---|---|
| 4.2 | Description of Registered Securities | 10-K | 001-33093 | February 24, 2021 | 4.3 |
| 4.3 | Indenture, dated as of August 14, 2025, by and between Ligand Pharmaceuticals Incorporated and U.S. Bank National Association, as Trustee. | 8-K | 001-33093 | August 14, 2025 | 4.1 |
| 4.4 | Form of Global Note, representing Ligand Pharmaceuticals Incorporated's 0.75% Convertible Senior Notes due 2030 (included as Exhibit A to the Indenture filed as Exhibit 4.1). | 8-K | 001-33093 | August 14, 2025 | 4.2 |
| 10.1# | 2002 Stock Incentive Plan (as amended and restated effective June 10, 2022) | DEF 14A | 001-33093 | April 22, 2022 | Appendix A |
| 10.2# | 2002 Employee Stock Purchase Plan (as amended and restated effective June 6, 2019) | DEF | 001-33093 | April 24, 2019 | Appendix B |
| 10.3# | Form of Stock Option Grant Notice and Stock Option Agreement under the Company's 2002 Stock Incentive Plan | 10-K | 001-33093 | February 24, 2014 | 10.5 |
| 10.4# | Form of Stock Issuance Agreement for non-employee directors under the Company's 2002 Stock Incentive Plan | S-1 | 333-131029 | January 13, 2006 | 10.289 |
| 10.5# | Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Company's 2002 Stock Incentive Plan | 10-K | 001-33093 | March 1, 2018 | 10.6 |
| 10.6# | Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Company's 2002 Stock Incentive Plan - Performance-Based RSU Form | 10-K | 001-33093 | March 1, 2018 | 10.7 |
| 10.7# | Form of Executive Officer Change in Control Severance Agreement | 8-K | 001-33093 | August 22, 2007 | 10.1 |
| 10.8# | Form of Change in Control Severance Agreement | 10-Q | 001-33093 | May 8, 2023 | 10.3 |
| 10.9# | Amended and Restated Severance Plan, effective November 1, 2022 | 10-K | 001-33093 | February 28, 2023 | 10.8 |
| 10.10# | Director Compensation and Stock Ownership Policy, as amended and restated, effective August 4, 2023 | 10-Q | 001-33093 | August 9, 2023 | 10.1 |
| 10.11#* | 2022 Employment Inducement Plan | 10-Q | 001-33093 | August 9, 2022 | 10.2 |
| 10.12# | Amendment to 2022 Employee Inducement Plan | 10-K | 001-33093 | February 29, 2024 | 10.12 |
| 10.13#* | Form of Stock Option Agreement under the Company's 2022 Employment Inducement Plan | 10-Q | 001-33093 | August 9, 2022 | 10.3 |
| 10.14#* | Form of Restricted Stock Unit Award Agreement under the Company's 2022 Employment Inducement Plan | 10-Q | 001-33093 | August 9, 2022 | 10.4 |
| 10.15#* | Form of Performance-Based Restricted Stock Unit Award Agreement under the Company's 2022 Employment Inducement Plan | 10-Q | 001-33093 | August 9, 2022 | 10.5 |
| 10.16#* | Separation Agreement, effective December 12, 2022, by and between Ligand Pharmaceuticals Incorporated and John Higgins | 10-K | 001-33093 | February 28, 2023 | 10.14 |
| 10.17#** | Severance Agreement, effective December 5, 2022, by and between Ligand Pharmaceuticals Incorporated and Todd C. Davis | 10-K | 001-33093 | February 28, 2023 | 10.15 |
| 10.18# | Severance Agreement and General Release dated as of August 2, 2024, between Ligand Pharmaceuticals Incorporated and Mr. Korenberg. | 10-Q | 001-33093 | November 8, 2024 | 10.2 |

| | | | | | |
|---|---|---|---|---|---|
| 10.19 | Tax Matters Agreement, dated as of November 1, 2022, by and among OmniAb, Inc.(f/k/a Avista Public Acquisition Corp. II) Ligand Pharmaceuticals Incorporated and OmniAb Operations, Inc. (f/k/a OmniAb, Inc.) | 8-K | 001-33093 | November 4, 2022 | 10.1 |
| 10.20* | Amended and Restated Employee Matters Agreement, dated as of August 18, 2022, by and among Ligand Pharmaceuticals Incorporated, OmniAb Operations, Inc. (f/k/a OmniAb, Inc.), OmniAb, Inc. (f/k/a Avista Public Acquisition Corp. II) and Orwell Merger Sub Inc. | 10-Q | 001-33093 | November 8, 2022 | 10.1 |
| 10.21 | TR Beta Contingent Value Rights Agreement, dated January 27, 2010, among the Company, Metabasis Therapeutics, Inc., David F. Hale and Mellon Investor Services LLC | 8-K | 001-33093 | January 28, 2010 | 10.2 |
| 10.22 | General Contingent Value Rights Agreement, dated January 27, 2010, among the Company, Metabasis Therapeutics, Inc., David F. Hale and Mellon Investor Services LLC | 8-K | 001-33093 | January 28, 2010 | 10.4 |
| 10.23 | Amendment of General Contingent Value Rights Agreement, dated January 26, 2011, among the Company, Metabasis Therapeutics, Inc., David F. Hale and Mellon Investor Services LLC | 8-K | 001-33093 | January 31, 2011 | 10.1 |
| 10.24 | Amendment of General Contingent Value Rights Agreement dated May 20, 2014 among the Company, Metabasis Therapeutics, Inc., David F. Hale and Computershare Inc. | 8-K | 001-33093 | May 22, 2014 | 10.1 |
| 10.25 | Amendment of TR Beta Contingent Value Rights Agreement dated May 20, 2014 among the Company, Metabasis Therapeutics, Inc., David F. Hale and Computershare, Inc. | 8-K | 001-33093 | May 22, 2014 | 10.2 |
| 10.26† | Captisol® Supply Agreement, dated December 20, 2002, among CyDex, Inc., Hovione LLC, Hovione FarmaCiencia S.A., Hovione Pharmascience Limited and Hovione International Limited | 10-K | 001-33093 | March 3, 2011 | 10.1 |
| 10.27† | 1st Amendment to Captisol® Supply Agreement, dated July 29, 2005, among CyDex, Inc., Hovione LLC, Hovione FarmaCiencia S.A., Hovione Pharmascience Limited and Hovione International Limited | 10-K | 001-33093 | March 3, 2011 | 10.101 |
| 10.28 | 2nd Amendment to Captisol® Supply Agreement, dated March 1, 2007, among CyDex, Inc., Hovione LLC, Hovione FarmaCiencia S.A., Hovione Pharmascience Limited, and Hovione International Limited | 10-K | 001-33093 | March 3, 2011 | 10.102 |
| 10.29† | 3rd Amendment to Captisol® Supply Agreement, dated January 25, 2008, among CyDex, Inc., Hovione LLC, Hovione FarmaCiencia S.A., Hovione Pharmascience Limited, and Hovione International Limited | 10-K | 001-33093 | March 3, 2011 | 10.103 |
| 10.30† | 4th Amendment to Captisol® Supply Agreement, dated September 28, 2009, among CyDex Pharmaceuticals, Inc., Hovione LLC, Hovione FarmaCiencia S.A., Hovione Pharmascience Limited and Hovione International Limited | 10-K | 001-33093 | March 3, 2011 | 10.104 |
| 10.31† | License Agreement, dated September 3, 1993, between CyDex L.C. and The University of Kansas | 10-K | 001-33093 | March 3, 2011 | 10.105 |
| 10.32 | First Amendment to License Agreement, dated February 24, 1998, between CyDex, Inc. and The University of Kansas | 10-K | 001-33093 | March 3, 2011 | 10.106 |
| 10.33† | Second Amendment to License Agreement, dated August 4, 2004, between CyDex, Inc. and The University of Kansas | 10-K | 001-33093 | March 3, 2011 | 10.107 |
| 10.34† | Acknowledgement Agreement, dated February 22, 2008, between CyDex, Inc. and The University of Kansas | 10-K | 001-33093 | March 3, 2011 | 10.111 |
| 10.35† | Exclusive License Agreement, dated June 4, 1996, between Pfizer, Inc. and The University of Kansas | 10-K | 001-33093 | March 3, 2011 | 10.108 |

| | | | | | |
|---|---|---|---|---|---|
| 10.36† | Addendum to Nonexclusive License Agreement, dated December 11, 2001, between CyDex, Inc. and Pfizer, Inc. | 10-K | 001-33093 | March 3, 2011 | 10.11 |
| 10.37† | License Agreement, by and between CyDex Pharmaceuticals, Inc. and Spectrum Pharmaceuticals, Inc., dated as of March 8, 2013 | 10-Q | 001-33093 | May 8, 2013 | 10.2 |
| 10.38† | Supply Agreement, by and between CyDex Pharmaceuticals, Inc. and Spectrum Pharmaceuticals, Inc., dated as of March 8, 2013 | 10-Q | 001-33093 | May 8, 2013 | 10.3 |
| 10.39† | Addendum, dated May 22, 2019, by and among Ligand Pharmaceuticals Incorporated, CyDex Pharmaceuticals, Inc., and Acrotech Biopharma LLC (as successor-in-interest to Spectrum Pharmaceuticals, Inc.), to that certain License Agreement between Ligand Pharmaceuticals Incorporated and Spectrum Pharmaceuticals, Inc., dated March 8, 2013 | 10-Q | 001-33093 | August 8, 2019 | 10.1 |
| 10.40† | Royalty Stream and Milestone Payments Purchase Agreement, dated April 29, 2013, between the Company and Selexis S.A. | 10-Q | 001-33093 | August 1, 2013 | 10.2 |
| 10.41† | Master License Agreement dated May 21, 2014 among the Company, Metabasis Therapeutics, Inc. and Viking Therapeutics, Inc. | 10-Q | 001-33093 | August 5, 2014 | 10.2 |
| 10.42† | First Amendment to Master License Agreement dated September 6, 2014 among the Company, Metabasis Therapeutics, Inc. and Viking Therapeutics, Inc. | 10-Q | 001-33093 | October 31, 2014 | 10.9 |
| 10.43† | Second Amendment to Master License Agreement, dated April 8, 2015, among the Company, Metabasis Therapeutics, Inc. and Viking Therapeutics, Inc. | 10-Q | 001-33093 | August 5, 2015 | 10.1 |
| 10.44† | Development Funding and Royalties Agreement, dated December 13, 2018, by and between Ligand Pharmaceuticals Incorporated and Palvella Therapeutics, Inc. | 10-K | 001-33093 | February 28, 2019 | 10.48 |
| 10.45 | Amendment  No. 1 to Development Funding and Royalties Agreement, dated as of May 22, 2020, by and between the Company and Palvella Therapeutics, Inc. | 10-K | 001-33093 | February 29, 2024 | 10.44 |
| 10.46 | Amendment No. 2 to Development Funding and Royalties Agreement, dated as of November 29, 2023, by and between the Company and Palvella Therapeutics, Inc. | 10-K | 001-33093 | February 29, 2024 | 10.45 |
| 10.47** | Sublicense Agreement between the Company, Pharmacopeia, Inc. and Retrophin LLC dated as of February 16, 2012, as amended through Amendment No. 5 to Sublicense Agreement, dated March 20, 2018. | 10-K | 001-33093 | February 28, 2022 | 10.37 |
| 10.48† | Interest Purchase Agreement, dated May 3, 2016, between the Company and CorMatrix Cardiovascular, Inc. | 8-K/A | 001-33093 | May 9, 2016 | 10.1 |
| 10.49 | Amended and Restated Interest Purchase Agreement, dated May 31, 2017, between the Company and CorMatrix Cardiovascular, Inc. | 10-Q | 001-33093 | August 9, 2017 | 10.2 |
| 10.50# | Form of Indemnification Agreement between the Company and each of its directors | 10-K | 001-33093 | March 1, 2018 | 10.60 |
| 10.51# | Form of Indemnification Agreement between the Company and each of its officers | 10-K | 001-33093 | March 1, 2018 | 10.61 |
| 10.52† | Addendum, dated May 22, 2019, by and among Ligand Pharmaceuticals Incorporated, CyDex Pharmaceuticals, Inc., and Acrotech Biopharma LLC (as successor-in-interest to Spectrum Pharmaceuticals, Inc.), to that certain License Agreement between Ligand Pharmaceuticals Incorporated and Spectrum Pharmaceuticals, Inc., dated March 8, 2013 | 10-Q | 001-33093 | August 8, 2019 | 10.1 |

| | | | | | |
|---|---|---|---|---|---|
| 10.53 | At-the-Market Equity Offering Sales Agreement, dated September 30, 2022, by and between the Registrant and Stifel, Nicolaus & Company, Incorporated | S-3ASR | 333-267678 | September 30, 2022 | 1.2 |
| 10.54 | Credit Agreement, dated as of October 12, 2023, by and among the Registrant, certain of its subsidiaries, as Guarantors (as defined therein), the Lenders (as defined therein), and Citibank, N.A., as Administrative Agent, Swingline Lender and L/C Issuer | 8-K | 001-33093 | October 18, 2023 | 10.1 |
| 10.55 | First Amendment to Credit Agreement, dated as of July 8, 2024, among Ligand Pharmaceuticals Incorporated, certain of its subsidiaries, as Guarantors, the Lenders, and Citibank, N.A., as Administrative Agent, Swingline Lender and L/C Issuer. | 10-Q | 001-33093 | August 7, 2024 | 10.1 |
| 10.56 | Second Amendment to Credit Agreement, dated as of August 11, 2025, to that certain Credit Agreement, dated as of October 12, 2023, by and among Ligand Pharmaceuticals Incorporated, certain of its subsidiaries, as Guarantors (as defined therein), the Lenders (as defined therein) party thereto, and Citibank, N.A., as Administrative Agent, Swingline Lender and L/C Issuer (each as defined therein), as amended by that certain First Amendment to Credit Agreement, dated as of July 8, 2024. | 8-K | 001-33093 | August 11, 2025 | 10.1 |
| 10.57 | Form of Convertible Note Hedge Transaction Confirmation. | 8-K | 001-33093 | August 14, 2025 | 10.1 |
| 10.58 | Form of Warrant Transaction Confirmation. | 8-K | 001-33093 | August 14, 2025 | 10.2 |
| 10.59 | Third Amendment to Credit Agreement, dated as of September 12, 2025, to that certain Credit Agreement, dated as of October 12, 2023, by and among Ligand Pharmaceuticals Incorporated, certain of its subsidiaries, as Guarantors (as defined therein), the Lenders (as defined therein) party thereto, and Citibank, N.A., as Administrative Agent, Swingline Lender and L/C Issuer (each as defined therein), as amended by that certain First Amendment to Credit Agreement, dated as of July 8, 2024 and as amended by that certain Second Amendment to Credit Agreement. | 8-K | 001-33093 | September 16, 2025 | 10.1 |
| 10.60* | Purchase and Sale Agreement, dated May 6, 2024, by and among Ligand Pharmaceuticals Incorporated, Agenus Inc., Agenus Royalty Fund, LLC, and Agenus Holdings 2024, LLC | 10-Q | 001-33093 | August 7, 2024 | 10.2 |
| 19.1 | Insider Trading Policy | 10-Q | 001-33093 | November 7, 2025 | 19.1 |
| 21.1 | Subsidiaries of the Company | | | | | X |
| 23.1 | Consent of Independent Registered Public Accounting Firm | | | | | X |

| | | | | | | |
|---|---|---|---|---|---|---|
| 31.1 | Certification by Principal Executive Officer, Pursuant to Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 31.2 | Certification by Principal Financial Officer, Pursuant to Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 32.1*** | Certifications by Principal Executive Officer and Principal Financial Officer, Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 97 | Policy for Recovery of Erroneously Awarded Compensation | 10-K | 001-33093 | February 29, 2024 | 97 | |
| 101 | The following financial information from our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, formatted in iXBRL (inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statement of Comprehensive Income, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements. | | | | | X |
| 104 | The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, formatted in Inline XBRL and contained in Exhibit 101. | | | | | X |

| | |
|---|---|
| † | Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and submitted separately to the Securities and Exchange Commission. |
| # | Indicates management contract or compensatory plan. |
| * | Certain schedules and annexes have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or annex will be furnished as a supplement to the U.S. Securities and Exchange Commission upon request. |
| ** | Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed. |
| *** | These certifications are deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act. |

**Item 16.**     **Form 10-K Summary**

None

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGAND PHARMACEUTICALS INCORPORATED

By: _____/S/   TODD C. DAVIS_____

**Todd C. Davis,**
**Chief Executive Officer**

Date: February 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/   TODD C. DAVIS<br>**Todd C. Davis** | Chief Executive Officer and Director (Principal Executive Officer) | February 27, 2026 |
| /s/   OCTAVIO ESPINOZA<br>**Octavio Espinoza** | Chief Financial Officer (Principal Financial and Accounting Officer) | February 27, 2026 |
| /s/   JOHN W. KOZARICH<br>**John W. Kozarich** | Director and Chairman of the Board | February 27, 2026 |
| /s/   JASON M. ARYEH<br>**Jason M. Aryeh** | Director | February 27, 2026 |
| /s/   NANCY R. GRAY<br>**Nancy R. Gray** | Director | February 27, 2026 |
| /s/   JASON HAAS<br>**Jason Haas** | Director | February 27, 2026 |
| /s/   JOHN L. LAMATTINA<br>**John L. LaMattina** | Director | February 27, 2026 |
| /s/   STEPHEN L. SABBA<br>**Stephen L. Sabba** | Director | February 27, 2026 |
| /s/   MARTINE ZIMMERMANN<br>**Martine Zimmermann** | Director | February 27, 2026 |

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